FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 15, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Index

Identification
Capital Stock Breakdown	1
Individual FS
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2012 to 06/30/2012	7
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 06/30/2011	8
Statement of Added Value	9
Consolidated FS
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2012 to 06/30/2012	15
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 06/30/2011	16
Statement of Added Value	17
Management Report / Comments on the Performance	18
Explanatory Notes	41
Breakdown of the Capital by Owner	126
Declarations and Opinion
Independent Auditors' Report on the Quarterly Information	127
Opinion from Fiscal Council	129
Opinion from Executive Board on the Quarterly Information	130

(A FREE TRANSLATION   INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Identification / Capital Stock Breakdown

Number of shares	Current year
(Units)	06/30/2012
Paid-in Capital
Common	872.473.246
Preferred	-
Total	872.473.246
Treasury shares
Common	2.987.509
Preferred	-
Total	2.987.509

1

(A FREE TRANSLATION   INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Assets

(in thousands of Brazilian Reais)

		Current Year	Previous Year
Account Code	Account Description	06/30/2012	12/31/2011
1	Total Assets	24,555,415	22,055,908
1.01	Current Assets	6,236,364	4,733,378
1.01.01	Cash and Cash Equivalents	1,182,766	68,755
1.01.02	Marketable Securities	224,851	763,535
1.01.02.01	Financial Investments Evaluated at Fair Value	224,851	763,535
1.01.02.01.01	Held for Trading	223,626	761,850
1.01.02.01.02	Available for Sale	1,225	1,685
1.01.03	Trade Accounts Receivable and Other Receivables	1,883,286	1,452,610
1.01.03.01	Trade Accounts Receivable	1,854,602	1,427,374
1.01.03.02	Notes Receivable	28,684	25,236
1.01.04	Inventories	1,184,818	1,166,150
1.01.05	Biological Assets	648,369	554,483
1.01.06	Recoverable Taxes	761,125	572,720
1.01.06.01	Current Tax Recoverable	761,125	572,720
1.01.08	Other Current Assets	351,149	155,125
1.01.08.01	Non-current Assets Held for Sale	13,592	5,980
1.01.08.03	Other	337,557	149,145
1.01.08.03.01	Equity Interest Receivable	5	5
1.01.08.03.02	Derivatives	11,384	22,944
1.01.08.03.04	Accounts Receivable from Disposal of Equity Interest	123,664	0
1.01.08.03.05	Other	202,504	126,196
1.02	Non-current Assets	18,319,051	17,322,530
1.02.01	Non-current Assets	2,321,671	1,968,312
1.02.01.03	Trade Accounts Receivable and Other Receivables	78,480	77,966
1.02.01.03.01	Trade Accounts Receivable	11,940	2,419
1.02.01.03.02	Notes Receivable	66,540	75,547
1.02.01.05	Biological Assets	177,025	179,188
1.02.01.06	Deferred Taxes	1,088,246	935,607
1.02.01.06.01	Income Tax and Social Contribution	1,088,246	935,607
1.02.01.08	Receivables from Related Parties	11,767	5,138
1.02.01.08.04	Receivables from related parties	11,767	5,138
1.02.01.09	Other Non-current Assets	966,153	770,413
1.02.01.09.03	Judicial Deposits	164,357	110,582
1.02.01.09.04	Recoverable Taxes	318,549	449,376
1.02.01.09.06	Accounts Receivable from Disposal of Equity Interest	201,336	0
1.02.01.09.07	Other	281,911	210,455
1.02.02	Investments	10,672,053	10,159,588
1.02.02.01	Investments	10,672,053	10,159,588
1.02.02.01.01	Equity in Affiliates	11,557	8,987
1.02.02.01.02	Interest on wholly-owned subsidiaries	10,217,850	9,719,955
1.02.02.01.04	Other	442,646	430,646
1.02.03	Property, Plant and Equipment, net	3,682,609	3,562,727
1.02.03.01	Property, Plant and Equipment in Operation	3,276,779	3,292,498
1.02.03.02	Property, Plant and Equipment Leased	58,981	39,007
1.02.03.03	Property, Plant and Equipment in Construction	346,849	231,222
1.02.04	Intangible	1,642,718	1,631,903
1.02.04.01	Intangible	1,642,718	1,631,903
1.02.04.01.02	Software	95,125	105,023
1.02.04.01.04	Other	7,243	6,392
1.02.04.01.05	Goodwill	1,520,488	1,520,488
1.02.04.01.06	Leased Software	19,862	0

2

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

		Current Year	Previous Year
Account Code	Account Description	06/30/2012	12/31/2011
2	Total Liabilities	24,555,415	22,055,908
2.01	Current Liabilities	5,554,253	5,064,892
2.01.01	Social and Labor Obligations	55,717	59,348
2.01.01.01	Social Obligations	8,163	8,583
2.01.01.02	Labor Obligations	47,554	50,765
2.01.02	Trade Accounts Payable	1,344,932	1,270,696
2.01.02.01	Domestic Suppliers	1,297,522	1,214,936
2.01.02.02	Foreign Suppliers	47,410	55,760
2.01.03	Tax Obligations	76,547	91,838
2.01.03.01	Federal Tax Obligations	24,577	47,055
2.01.03.01.02	Other Federal	24,577	47,055
2.01.03.02	State Tax Obligations	51,086	44,261
2.01.03.03	Municipal Tax Obligations	884	522
2.01.04	Short Term Debts	1,356,954	1,445,779
2.01.04.01	Short Term Debts	1,356,954	1,445,779
2.01.04.01.01	Local Currency	744,460	956,077
2.01.04.01.02	Foreign Currency	612,494	489,702
2.01.05	Other Obligations	2,474,978	1,979,796
2.01.05.01	Liabilities with Related Parties	1,994,927	1,200,679
2.01.05.01.04	Other Liabilities with Related Parties	1,994,927	1,200,679
2.01.05.02	Other	480,051	779,117
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	92,746	312,624
2.01.05.02.04	Derivatives	322,339	227,891
2.01.05.02.05	Management and Employees Profit Sharing	12,642	173,402
2.01.05.02.07	Other Obligations	52,324	65,200
2.01.06	Provisions	245,125	217,435
2.01.06.01	Provisions for Tax, Civil and Labor Risks	46,166	68,550
2.01.06.01.01	Tax Provisions	5,663	13,958
2.01.06.01.02	Labor and Social Security Provisions	35,702	46,757
2.01.06.01.04	Provision for Civil Risk	4,801	7,835
2.01.06.02	Other Provisons	198,959	148,885
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	198,959	148,885
2.02	Non-current Liabilities	4,982,175	2,920,676
2.02.01	Long-term Debt	3,026,550	1,597,342
2.02.01.01	Long-term Debt	3,026,550	1,597,342
2.02.01.01.01	Local Currency	772,940	818,214
2.02.01.01.02	Foreign Currency	2,253,610	779,128
2.02.02	Other Obligations	1,294,141	730,122
2.02.02.01	Liabilities with Related Parties	1,078,618	562,740
2.02.02.01.04	Other Liabilities with Related Parties	1,078,618	562,740
2.02.02.02	Other	215,523	167,382
2.02.02.02.06	Other Obligations	215,523	167,382
2.02.03	Deferred Taxes	405,413	340,606
2.02.03.01	Income Tax and Social Contribution	405,413	340,606
2.02.04	Provisions	256,071	252,606
2.02.04.01	Provisions for Tax, Civil and Labor Risks	139,180	139,890
2.02.04.01.01	Tax Provisions	107,190	114,555
2.02.04.01.02	Labor and Social Security Provisions	10,169	6,798
2.02.04.01.04	Provision for Civil Risk	21,821	18,537
2.02.04.02	Other Provisons	116,891	112,716
2.02.04.02.04	Provisions for Employee Benefits	116,891	112,716
2.03	Shareholders' Equity	14,018,987	14,070,340
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	20,501	10,939
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	31,165	22,430
2.03.02.05	Treasury Shares	-64,629	-65,320
2.03.02.07	Gain on Disposal of Shares	3,422	3,286
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	-12,224	-12,224
2.03.04	Income Reserves	1,799,589	1,760,446
2.03.04.01	Legal	179,585	179,585
2.03.04.02	Statutory	1,524,319	1,524,319
2.03.04.07	Fiscal Incentive Reserve	95,685	56,542
2.03.05	Accumulated Earning	20,443	0
2.03.08	Other Comprehensive Income	-282,017	-161,516
2.03.08.01	Derivative Financial Intrument	-275,779	-167,293
2.03.08.02	Financial Instrument (Available for Sale)	9,064	5,051
2.03.08.03	Equity on Other Comprehensive Income from subsidiaries	13,007	12,584
2.03.08.04	Actuarial Losses	-28,309	-11,858

3

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Income

(in thousands of Brazilian Reais)

			Accumulated	Equal Quarter of	Accumulated
		Current Quarter	Current Year	Previous Year	Previous Year
Account		04/01/2012 to	01/01/2012 to	04/01/2011 to	01/01/2011 to
Code	Account Description	06/30/2012	06/30/2012	06/30/2011	06/30/2011
3.01	Net Sales	3,423,951	6,702,244	3,093,841	6,026,632
3.02	Cost of Sales	-2,903,760	-5,635,986	-2,488,497	-4,859,978
3.03	Gross Profit	520,191	1,066,258	605,344	1,166,654
3.04	Operating Income (Expenses)	-264,874	-678,663	-148,383	-269,497
3.04.01	Selling	-416,438	-802,245	-367,175	-706,237
3.04.02	General and Administrative	-55,994	-101,862	-62,481	-112,673
3.04.04	Other Operating Income	68,784	131,230	4,974	19,922
3.04.05	Other Operating Expenses	-139,433	-198,772	-103,760	-170,657
3.04.06	Equity interest in income of affiliates	278,207	292,986	380,059	700,148
3.05	Profit before Financial and Tax Results	255,317	387,595	456,961	897,157
3.06	Operating Income	-274,282	-264,041	8,027	-14,859
3.06.01	Financial Income	76,499	164,766	92,574	149,015
3.06.02	Financial Expenses	-350,781	-428,807	-84,547	-163,874
3.07	Income before Taxes	-18,965	123,554	464,988	882,298
3.08	Income and Social Contribution	25,352	36,032	32,930	-912
3.08.02	Deferred	25,352	36,032	32,930	-912
3.09	Net Income	6,387	159,586	497,918	881,386
3.11	Net Income	6,387	159,586	497,918	881,386
3.99	Profit per Share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - basic	869,469,377	869,469,377	871,621,328	871,621,328
3.99.01.01	ON	0.00735	0.18354	0.57125	1.01120
3.99.02	Earning per Share - diluted	869,685,597	869,685,597	871,624,709	871,624,709
3.99.02.01	ON	0.00734	0.18350	0.57125	1.01120

4

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

			Accumulated	Equal Quarter of	Accumulated
		Current Quarter	Current Year	Previous Year	Previous Year
Account		04/01/2012 to	01/01/2012 to	04/01/2011 to	01/01/2011 to
Code	Account Description	06/30/2012	06/30/2012	06/30/2011	06/30/2011
4.01	Net income	6,387	159,586	497,918	881,386
4.02	Other comprehensive income	-216,004	-120,501	22,508	19,667
4.02.01	Loss (gain) in foreign currency translation adjustments	456	423	-445	-606
4.02.02	Unrealized gain (loss) in available for sale marketable securities, net of income
	taxes	2,578	6,591	-1,561	601
4.02.03	Unrealized gains (loss) in cash flow hedge, net Income taxes	-210,812	-111,064	33,070	36,784
4.02.04	Actuarial losses, net income taxes	-8,226	-16,451	-8,556	-17,112
4.03	Comprehensive income	-209,617	39,085	520,426	901,053

5

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 a
Code	Account Description	06/30/2012	06/30/2011
6.01	Net Cash Provided by Operating Activities	816,583	-29,183
6.01.01	Cash from Operations	356,288	427,861
6.01.01.01	Net Income for the Period	159,586	881,386
6.01.01.03	Depreciation and Amortization	236,683	186,002
6.01.01.04	Gain on PP&E Disposals	-53,236	4,191
6.01.01.05	Deferred Income Tax	-36,032	912
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	20,931	42,335
6.01.01.07	Other Provisions	-31,511	29,805
6.01.01.08	Exchange Rate Variations and Interest	251,270	-16,622
6.01.01.09	Equity Interest in Income of Affiliates	-292,986	-700,148
6.01.01.10	Gain on PP&E Disposals - TCD	101,583	0
6.01.02	Changes in Operating Assets and Liabilities	460,295	-457,044
6.01.02.01	Trade Accounts Receivable	-482,792	23,062
6.01.02.02	Inventories	-136,742	-90,305
6.01.02.03	Trade Accounts Payable	87,242	-58,175
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-52,920	-27,175
6.01.02.05	Payroll and Related Charges	604,409	301,650
6.01.02.06	Investment in Trading Securities	-1,250,140	-2,015,035
6.01.02.07	Redemption of Trading Securities	1,807,451	1,509,505
6.01.02.10	Other Financial Assets and Liabilities	-46,347	-36,270
6.01.02.11	Interest Paid	-78,855	-69,902
6.01.02.13	Interest on Shareholders' Equity Received	8,989	5,601
6.02	Net Cash Provided by Investing Activities	-563,402	-347,415
6.02.03	Additions to Property, Plant and Equipment	-445,180	-221,379
6.02.04	Proceeds from disposals of property, plant and equipment	6,743	1,245
6.02.06	Additions to Intangible	-1,914	-27,427
6.02.07	Additions to Biological Assets	-112,442	-99,854
6.02.11	Business Combination	-10,609	0
6.03	Net Cash Provided by Financing Activities	853,249	264,512
6.03.01	Proceeds from Debt Issuance	2,069,355	980,266
6.03.02	Repayment of Debt	-864,316	-468,880
6.03.03	Interest on Shareholders' Equity Paid	-339,790	-209,300
6.03.05	Advance for Future Capital Increase	-12,000	0
6.03.06	Treasury Shares Acquisition	0	-37,574
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	7,581	-5,186
6.05	Net (Decrease) Increase in Cash	1,114,011	-117,272
6.05.01	At the Beginning of the Year	68,755	211,159
6.05.02	At the End of the Year	1,182,766	93,887

6

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2012 to 06/30/2012

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Income Reserves	Retained earnings (losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at January 1, 2012	12,460,471	10,939	1,760,446	0	-161,516	14,070,340
5.03	Opening Balance Adjustment	12,460,471	10,939	1,760,446	0	-161,516	14,070,340
5.04	Share-based Payments	0	9,562	0	-100,000	0	-90,438
5.04.03	Options Granted	0	8,735	0	0	0	8,735
5.04.05	Treasury Shares Sold	0	691	0	0	0	691
5.04.07	Interest on Shareholders' Equity	0	0	0	-100,000	0	-100,000
5.04.08	Gain on Disposal of Shares	0	136	0	0	0	136
5.04.10	Participation of Non-controlling shareholders	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	159,586	-120,501	39,085
5.05.01	Net Income for the Period	0	0	0	159,586	0	159,586
5.05.02	Other Comprehensive Income	0	0	0	0	-120,501	-120,501
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-162,864	-162,864
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	51,800	51,800
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for
	Sale	0	0	0	0	6,591	6,591
5.05.02.07	Actuarial Loss	0	0	0	0	-16,451	-16,451
5.05.02.08	Cumulative foreign currency translation adjustments	0	0	0	0	423	423
5.06	Appropriation of Income (loss)	0	0	39,143	-39,143	0	0
5.06.08	Reserve of Tax Incentives	0	0	39,143	-39,143	0	0
5.07	Balance at June 30, 2012	12,460,471	20,501	1,799,589	20,443	-282,017	14,018,987

7

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 06/30/2011

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Income Reserves	Retained earnings (losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at January 1, 2011	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.04	Share-based Payments	0	-31,194	0	-292,344	0	-323,538
5.04.03	Options Granted	0	4,823	0	0	0	4,823
5.04.04	Treasury Shares Acquired	0	-37,574	0	0	0	-37,574
5.04.05	Treasury Shares Sold	0	51	0	0	0	51
5.04.07	Interest on Shareholders' Equity	0	0	0	-292,344	0	-292,344
5.04.08	Gain on Disposal of Shares	0	1,506	0	0	0	1,506
5.04.10	Participation of Non-controlling shareholders	0	0	0	0	0	0
5.05	Total Comprehensive Income	0	0	0	881,386	19,667	901,053
5.05.01	Net Income for the Period	0	0	0	881,386	0	881,386
5.05.02	Other Comprehensive Income	0	0	0	0	19,667	19,667
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	61,191	61,191
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-24,407	-24,407
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for
	Sale	0	0	0	0	601	601
5.05.02.07	Actuarial Loss	0	0	0	0	-17,112	-17,112
5.05.02.08	Cumulative foreign currency translation adjustments	0	0	0	0	-606	-606
5.07	Balance at June 30, 2011	12,460,471	37,420	1,064,688	589,042	54,861	14,206,482

8

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	06/30/2012	06/30/2011
7.01	Revenues	7,513,733	6,776,893
7.01.01	Sales of Goods, Products and Services	7,314,717	6,666,997
7.01.02	Other Income	-185,870	-87,663
7.01.03	Revenue Related to Construction of own Assets	376,642	196,903
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	8,244	656
7.02	Raw material Acquired from Third Parties	-5,536,013	-4,748,672
7.02.01	Costs of products and Goods Sold	-4,616,614	-4,026,461
7.02.02	Materials, Energy, Services of Third Parties and Other	-919,805	-737,564
7.02.03	Losses of Assets Values	406	15,353
7.03	Gross Value Added	1,977,720	2,028,221
7.04	Retentions	-236,683	-186,002
7.04.01	Depreciation and Amortization	-236,683	-186,002
7.05	Net Value Added	1,741,037	1,842,219
7.06	Received from Third Parties	546,052	849,487
7.06.01	Equity Interest in Income of Affiliates	292,986	700,148
7.06.02	Financial Income	164,766	149,015
7.06.03	Other	88,300	324
7.07	Added Value to be Distributed	2,287,089	2,691,706
7.08	Distribution of Value Added	2,287,089	2,691,706
7.08.01	Payroll	871,363	792,806
7.08.01.01	Salaries	665,489	644,255
7.08.01.02	Benefits	155,201	104,806
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	50,673	43,745
7.08.02	Taxes and Contribution	772,182	806,305
7.08.02.01	Federal	372,972	453,204
7.08.02.02	State	389,329	345,983
7.08.02.03	Municipal	9,881	7,118
7.08.03	Capital Remuneration from Third Parties	483,958	211,209
7.08.03.01	Interests	436,970	166,152
7.08.03.02	Rents	46,988	45,057
7.08.04	Interest on Own Capital	159,586	881,386
7.08.04.01	Interest on Capital	100,000	292,344
7.08.04.03	Retained Earnings	59,586	589,042

9

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	06/30/2012	12/31/2011
1	Total Assets	31,351,556	29,983,456
1.01	Current Assets	11,609,079	11,123,751
1.01.01	Cash and Cash Equivalents	2,106,932	1,366,843
1.01.02	Marketable Securities	641,113	1,372,671
1.01.02.01	Financial Investments Evaluated at Fair Value	573,700	1,289,255
1.01.02.01.01	Held for Trading	316,628	1,054,105
1.01.02.01.02	Available for sale	257,072	235,150
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	67,413	83,416
1.01.02.02.01	Held to maturity	67,413	83,416
1.01.03	Trade Accounts Receivable and Other Receivables	2,813,326	3,264,748
1.01.03.01	Trade Accounts Receivable	2,761,823	3,207,813
1.01.03.02	Notes Receivable	51,503	56,935
1.01.04	Inventories	3,000,803	2,679,211
1.01.05	Biological Assets	1,343,825	1,156,081
1.01.06	Recoverable Taxes	1,128,114	907,929
1.01.06.01	Current Tax Recoverable	1,128,114	907,929
1.01.08	Other Current Assets	574,966	376,268
1.01.08.01	Non-current Assets Held for Sale	26,667	19,007
1.01.08.01.01	Non-current Assets for Sale	26,667	19,007
1.01.08.03	Other	548,299	357,261
1.01.08.03.02	Derivatives	11,384	23,459
1.01.08.03.04	Accounts Receivable from Disposal of Equity Interest	123,664	0
1.01.08.03.05	Other	413,251	333,802
1.02	Non-current Assets	19,742,477	18,859,705
1.02.01	Non-current Assets	5,156,616	4,654,837
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	193,164	153,388
1.02.01.02.01	Held to maturity	193,164	153,388
1.02.01.03	Trade Accounts Receivable and Other Receivables	160,928	149,741
1.02.01.03.01	Trade Accounts Receivable	11,957	2,419
1.02.01.03.02	Notes Receivable	148,971	147,322
1.02.01.05	Biological Assets	395,173	387,383
1.02.01.06	Deferred Taxes	2,773,963	2,628,750
1.02.01.06.01	Income Tax and Social Contribution	2,773,963	2,628,750
1.02.01.09	Other Non-current Assets	1,633,388	1,335,575
1.02.01.09.03	Judicial Deposits	303,224	228,261
1.02.01.09.04	Recoverable Taxes	691,055	744,612
1.02.01.09.06	Accounts Receivable from Disposal of Equity Interest	201,336	0
1.02.01.09.07	Other	437,773	362,702
1.02.02	Investments	101,198	20,399
1.02.02.01	Investments	101,198	20,399
1.02.02.01.01	Equity in Affiliates	100,304	19,505
1.02.02.01.04	Other	894	894
1.02.03	Property, Plant and Equipment, net	9,812,034	9,798,370
1.02.03.01	Property, Plant and Equipment in Operation	8,805,032	9,119,750
1.02.03.02	Property, Plant and Equipment Leased	100,202	58,411
1.02.03.03	Property, Plant and Equipment in Construction	906,800	620,209
1.02.04	Intangible	4,672,629	4,386,099
1.02.04.01	Intangible	4,672,629	4,386,099
1.02.04.01.02	Software	127,779	138,236
1.02.04.01.03	Brands	1,173,000	1,256,000
1.02.04.01.04	Other	14,689	18,048
1.02.04.01.05	Goodwill	3,337,299	2,973,815
1.02.04.01.06	Leased Software	19,862	0

10

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	06/30/2012	12/31/2011
2	Total Liabilities	31,351,556	29,983,456
2.01	Current Liabilities	7,686,664	7,987,829
2.01.01	Social and Labor Obligations	117,841	116,558
2.01.01.01	Social Obligations	19,350	14,923
2.01.01.02	Labor Obligations	98,491	101,635
2.01.02	Trade Accounts Payable	2,772,448	2,681,343
2.01.02.01	Domestic Suppliers	2,451,181	2,341,043
2.01.02.02	Foreign Suppliers	321,267	340,300
2.01.03	Tax Obligations	198,561	224,761
2.01.03.01	Federal Tax Obligations	84,469	137,779
2.01.03.01.01	Income Tax and Social Contribution Expense Payable	28,461	5,590
2.01.03.01.02	Other Federal	56,008	132,189
2.01.03.02	State Tax Obligations	111,425	86,460
2.01.03.03	Municipal Tax Obligations	2,667	522
2.01.04	Short Term Debts	3,410,992	3,452,477
2.01.04.01	Short Term Debts	3,410,992	3,452,477
2.01.04.01.01	Local Currency	1,571,493	1,814,220
2.01.04.01.02	Foreign Currency	1,839,499	1,638,257
2.01.05	Other Obligations	701,785	1,076,533
2.01.05.02	Other	701,785	1,076,533
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	93,038	312,624
2.01.05.02.04	Derivatives	377,336	270,693
2.01.05.02.05	Management and Employees Profit Sharing	12,732	224,480
2.01.05.02.07	Other Obligations	218,679	268,736
2.01.06	Provisions	485,037	436,157
2.01.06.01	Provisions for Tax, Civil and Labor Risks	82,393	118,466
2.01.06.01.01	Tax Provisions	9,778	17,446
2.01.06.01.02	Labor and Social Security Provisions	58,685	74,727
2.01.06.01.04	Provision for Civil Risk	13,930	26,293
2.01.06.02	Other Provisons	402,644	317,691
2.01.06.02.04	Provisions for Vacations & Christmas bonuses	402,644	317,691
2.02	Non-current Liabilities	9,594,728	7,885,710
2.02.01	Long-term Debt	6,212,172	4,601,053
2.02.01.01	Long-term Debt	6,212,172	4,601,053
2.02.01.01.01	Local Currency	1,379,611	1,515,486
2.02.01.01.02	Foreign Currency	4,832,561	3,085,567
2.02.02	Other Obligations	413,486	391,481
2.02.02.02	Other	413,486	391,481
2.02.02.02.06	Other Obligations	413,486	391,481
2.02.03	Deferred Taxes	1,855,632	1,791,897
2.02.03.01	Income Tax and Social Contribution	1,855,632	1,791,897
2.02.04	Provisions	1,113,438	1,101,279
2.02.04.01	Provisions for Tax, Civil and Labor Risks	838,036	835,234
2.02.04.01.01	Tax Provisions	202,234	214,177
2.02.04.01.02	Labor and Social Security Provisions	41,368	30,435
2.02.04.01.04	Provision for Civil Risk	32,067	18,881
2.02.04.01.05	Contingent liabilities	562,367	571,741
2.02.04.02	Other Provisons	275,402	266,045
2.02.04.02.04	Provisions for Employee Benefits	275,402	266,045
2.03	Shareholders' Equity	14,070,164	14,109,917
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	20,501	10,939
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	31,165	22,430
2.03.02.05	Treasury Shares	-64,629	-65,320
2.03.02.07	Gain on Disposal of Shares	3,422	3,286
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	-12,224	-12,224
2.03.04	Income Reserves	1,799,589	1,760,446
2.03.04.01	Legal	179,585	179,585
2.03.04.02	Statutory	1,524,319	1,524,319
2.03.04.07	Fiscal Incentive Reserve	95,685	56,542
2.03.05	Accumulated Earning	20,443	0
2.03.08	Other Comprehensive Income	-282,017	-161,516
2.03.08.01	Derivative Financial Instrument	-275,779	-167,293
2.03.08.02	Financial Instrument (Available for sale)	9,064	5,051
2.03.08.03	Equity on Other Comprehensive Income from Subsidiaries	13,007	12,584
2.03.08.04	Actuarial Losses	-28,309	-11,858
2.03.09	Non-controlling Interest	51,177	39,577

11

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Income

(in thousands of Brazilian Reais)

			Accumulated	Equal Quarter of	Accumulated
		Current Quarter	Current Year	Previous Year	Previous Year
Account		04/01/2012 to	01/01/2012 to	04/01/2011 to	01/01/2011 to
Code	Account Description	06/30/2012	06/30/2012	06/30/2011	06/30/2011
3.01	Net Sales	6,842,127	13,179,249	6,294,348	12,314,842
3.02	Cost of Sales	-5,352,968	-10,346,610	-4,733,526	-9,208,444
3.03	Gross Profit	1,489,159	2,832,639	1,560,822	3,106,398
3.04	Operating Income (expenses)	-1,208,571	-2,284,021	-1,047,911	-2,068,493
3.04.01	Selling	-1,060,985	-2,014,419	-889,324	-1,744,278
3.04.02	General and Administrative	-94,497	-180,225	-102,054	-186,130
3.04.04	Other Operating Income	39,006	149,547	106,585	163,934
3.04.05	Other Operating Expenses	-97,244	-249,727	-162,568	-303,544
3.04.06	Equity interest in income of affiliates	5,149	10,803	-550	1,525
3.05	Profit before Financial and Tax Results	280,588	548,618	512,911	1,037,905
3.06	Operating Income	-287,493	-362,440	-55,195	-107,459
3.06.01	Financial Income	374,730	658,768	172,698	330,426
3.06.02	Financial Expenses	-662,223	-1,021,208	-227,893	-437,885
3.07	Income before Taxes	-6,905	186,178	457,716	930,446
3.08	Income and Social Contribution	18,133	-22,095	41,670	-44,315
3.08.01	Current	-5,072	-43,277	-7,099	-11,874
3.08.02	Deferred	23,205	21,182	48,769	-32,441
3.09	Net Income	11,228	164,083	499,386	886,131
3.11	Net Income	11,228	164,083	499,386	886,131
3.11.01	BRF Shareholders	6,387	159,586	497,918	881,386
3.11.02	Non-controlling interest	4,841	4,497	1,468	4,745
3.99.01	Earnings per Share - basic	869,469,377	869,469,377	871,621,328	871,621,328
3.99.01.01	ON	0.00735	0.18354	0.57125	1.01120
3.99.02	Earning per Share - diluted	869,685,597	869,685,597	871,624,709	871,624,709
3.99.02.01	ON	0.00734	0.18350	0.57125	1.01120

12

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

			Accumulated	Equal Quarter of	Accumulated
		Current Quarter	Current Year	Previous Year	Previous Year
Account		04/01/2012 to	01/01/2012 to	04/01/2011 to	01/01/2011 to
Code	Account Description	06/30/2012	06/30/2012	06/30/2011	06/30/2011
4.01	Net Income	11,228	164,083	499,386	886,131
4.02	Other Comprehensive Income	-216,004	-120,501	22,508	19,667
4.02.01	Loss (gain) in foreign currency translation adjustments	456	423	-445	-606
4.02.02	Unrealized gain (loss) in available for sale marketable securities, net of income
	taxes	2,578	6,591	-1,561	601
4.02.03	Unrealized gains (loss) in cash flow hedge, net Income taxes	-210,812	-111,064	33,070	36,784
4.02.04	Actuarial losses, net income taxes	-8,226	-16,451	-8,556	-17,112
4.03	Comprehensive Income	-204,776	43,582	521,894	905,798
4.03.01	BRF Shareholders	-209,617	39,085	520,426	901,053
4.03.02	Non-controlling interest	4,841	4,497	1,468	4,745

13

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 a
Code	Account Description	06/30/2012	06/30/2011
6.01	Net Cash Provided by Operating Activities	1,097,980	5,854
6.01.01	Cash from Operations	1,260,107	1,509,624
6.01.01.01	Net Income for the Period	159,586	881,386
6.01.01.02	Non-controlling Shareholders	4,497	4,745
6.01.01.03	Depreciation and Amortization	477,120	445,293
6.01.01.04	Gain on PP&E Disposals	-43,111	72,867
6.01.01.05	Deferred Income Tax	-21,182	32,441
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	40,702	39,001
6.01.01.07	Other Provisions	12,657	13,497
6.01.01.08	Exchange Rate Variations and Interest	571,302	21,919
6.01.01.09	Equity Interest in Income of Affiliates	-10,803	-1,525
6.01.01.10	Gain on PP&E Disposals - TCD	69,339	0
6.01.02	Changes in Operating Assets and Liabilities	-162,127	-1,503,770
6.01.02.01	Trade Accounts Receivable	379,595	216,625
6.01.02.02	Inventories	-423,197	-280,712
6.01.02.03	Trade Accounts Payable	109,329	16,325
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-92,427	-140,233
6.01.02.05	Payroll and Related Charges	-645,286	-338,347
6.01.02.06	Investment in Trading Securities	-2,528,809	-2,030,275
6.01.02.07	Redemptions of Trading Securities	3,298,630	1,511,266
6.01.02.08	Investment in Available for Sale	-1,595	-1,267,861
6.01.02.09	Redemptions of Available for Sale	5,552	1,050,885
6.01.02.10	Other Financial Assets and Liabilities	-33,627	-12,302
6.01.02.11	Interest Paid	-212,288	-211,559
6.01.02.12	Cash paid during the year for income tax	-26,993	-23,183
6.01.02.13	Interest on Shareholders' Equity Received	8,989	5,601
6.02	Net Cash Provided by Investing Activities	-1,182,603	-612,667
6.02.01	Cash investments	-48,619	0
6.02.02	Redemptions in Marketable Securities	45,819	3,895
6.02.03	Additions to Property, Plant and Equipment	-934,595	-372,640
6.02.04	Proceeds from disposals of property, plant and equipment	7,744	1,290
6.02.06	Additions to Intangible	-2,987	-31,935
6.02.07	Additions to Biological Assets	-238,130	-213,277
6.02.08	Other Investiments, net	-1,226	0
6.02.11	Business Combination	-10,609	0
6.03	Net Cash Provided by Financing Activities	796,425	398,086
6.03.01	Proceeds from Debt Issuance	2,745,406	1,614,644
6.03.02	Repayment of Debt	-1,609,191	-969,684
6.03.03	Interest on Shareholders' Equity Paid	-339,790	-209,300
6.03.06	Treasury Shares Acquisition	0	-37,574
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	28,287	-127,455
6.05	Net (Decrease) Increase in Cash	740,089	-336,182
6.05.01	At the Beginning of the Year	1,366,843	2,310,643
6.05.02	At the End of the Year	2,106,932	1,974,461

14

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2012 to 06/30/2012

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Income Reserves	Retained earnings (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of non-controlling interest	Total Shareholders' Equity
5.01	Balance at January 1, 2012	12,460,471	10,939	1,760,446	0	-161,516	14,070,340	39,577	14,109,917
5.03	Opening Balance Adjustment	12,460,471	10,939	1,760,446	0	-161,516	14,070,340	39,577	14,109,917
5.04	Share-based Payments	0	9,562	0	-100,000	0	-90,438	7,103	-83,335
5.04.03	Options Granted	0	8,735	0	0	0	8,735	0	8,735
5.04.05	Treasury Shares Sold	0	691	0	0	0	691	0	691
5.04.07	Interest on Shareholders' Equity	0	0	0	-100,000	0	-100,000	0	-100,000
5.04.08	Gain on Disposal of Shares	0	136	0	0	0	136	0	136
5.04.10	Participation of Non-controlling shareholders	0	0	0	0	0	0	7,103	7,103
5.05	Total Comprehensive Income	0	0	0	159,586	-120,501	39,085	4,497	43,582
5.05.01	Net Income for the Period	0	0	0	159,586	0	159,586	4,497	164,083
5.05.02	Other Comprehensive Income	0	0	0	0	-120,501	-120,501	0	-120,501
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-162,864	-162,864	0	-162,864
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	51,800	51,800	0	51,800
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for
	Sale	0	0	0	0	6,591	6,591	0	6,591
5.05.02.07	Actuarial Loss	0	0	0	0	-16,451	-16,451	0	-16,451
5.05.02.08	Cumulative foreign currency translation adjustments	0	0	0	0	423	423	0	423
5.06	Appropriation of Income (loss)	0	0	39,143	-39,143	0	0	0	0
5.06.08	Reserve of Tax Incentives	0	0	39,143	-39,143	0	0	0	0
5.07	Balance at June 30, 2012	12,460,471	20,501	1,799,589	20,443	-282,017	14,018,987	51,177	14,070,164

15

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 06/30/2011

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Income Reserves	Retained earnings (losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-controlling interest	Total Shareholders' Equity
5.01	Balance at January 1, 2011	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.04	Share-based Payments	0	-31,194	0	-292,344	0	-323,538	-988	-324,526
5.04.03	Options Granted	0	4,823	0	0	0	4,823	0	4,823
5.04.04	Treasury Shares Acquired	0	-37,574	0	0	0	-37,574	0	-37,574
5.04.05	Treasury Shares Sold	0	51	0	0	0	51	0	51
5.04.07	Interest on Shareholders' Equity	0	0	0	-292,344	0	-292,344	0	-292,344
5.04.08	Gain on Disposal of Shares	0	1,506	0	0	0	1,506	0	1,506
5.04.10	Participation of Non-controlling shareholders	0	0	0	0	0	0	-988	-988
5.05	Total Comprehensive Income	0	0	0	881,386	19,667	901,053	4,745	905,798
5.05.01	Net Income for the Period	0	0	0	881,386	0	881,386	4,745	886,131
5.05.02	Other Comprehensive Income	0	0	0	0	19,667	19,667	0	19,667
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	61,191	61,191	0	61,191
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-24,407	-24,407	0	-24,407
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for
	Sale	0	0	0	0	601	601	0	601
5.05.02.07	Actuarial Loss	0	0	0	0	-17,112	-17,112	0	-17,112
5.05.02.08	Cumulative foreign currency translation adjustments	0	0	0	0	-606	-606	0	-606
5.07	Balance at June 30, 2011	12,460,471	37,420	1,064,688	589,042	54,861	14,206,482	11,308	14,217,790

16

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2012 to	01/01/2011 to
Code	Account Description	06/30/2012	06/30/2011
7.01	Revenues	15,038,417	13,994,773
7.01.01	Sales of Goods, Products and Services	14,466,202	13,742,446
7.01.02	Other Income	-161,207	-19,429
7.01.03	Revenue Related to Construction of own Assets	765,406	272,722
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	-31,984	-966
7.02	Raw material Acquired from Third Parties	-10,406,594	-8,852,582
7.02.01	Costs of products and Goods Sold	-8,283,133	-7,114,343
7.02.02	Materials, Energy, Services of Third Parties and Other	-2,131,672	-1,748,839
7.02.03	Losses of Assets Values	8,211	10,600
7.03	Gross Value Added	4,631,823	5,142,191
7.04	Retentions	-477,120	-445,293
7.04.01	Depreciation and Amortization	-477,120	-445,293
7.05	Net Value Added	4,154,703	4,696,898
7.06	Received from Third Parties	757,717	332,278
7.06.01	Equity Interest in Income of Affiliates	10,803	1,525
7.06.02	Financial Income	658,768	330,426
7.06.03	Other	88,146	327
7.07	Added Value to be Distributed	4,912,420	5,029,176
7.08	Distribution of Value Added	4,912,420	5,029,176
7.08.01	Payroll	1,891,650	1,788,079
7.08.01.01	Salaries	1,462,991	1,414,379
7.08.01.02	Benefits	329,165	292,411
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	99,494	81,289
7.08.02	Taxes and Contribution	1,694,074	1,778,301
7.08.02.01	Federal	981,557	1,108,351
7.08.02.02	State	694,587	662,587
7.08.02.03	Municipal	17,930	7,363
7.08.03	Capital Remuneration from Third Parties	1,162,613	576,665
7.08.03.01	Interests	1,045,232	440,163
7.08.03.02	Rents	117,381	136,502
7.08.04	Interest on Own Capital	164,083	886,131
7.08.04.01	Interest on Capital	100,000	292,344
7.08.04.03	Retained Earnings	59,586	589,042
7.08.04.04	Non-controlling interest	4,497	4,745

17

2Q12 Results

Dear Shareholders,

The merger operation announced by BRF in May 2009 continues to proceed successfully. As forecast for 2012, we are in the process of complying with the agreement - signed with the Brazilian anti-trust authority, CADE, in June 2011 - which requires the suspension of some categories of certain brands and the sale of plants and distribution centers. All these complex operations – necessary to fulfill the terms and conditions agreed – are being executed in line with our plan and absolutely on schedule.

These requirements, implying transitory costs and provoking a temporary shortfall in operating efficiency, together with the challenging economic environment, both negatively impacted our result for the period.

In the second quarter of 2012, we reported a growth of 8.7% in net sales, reaching R$ 6.8 billion and a sales volume of 1.5 million tons. Net income was R$ 6.4 million, corresponding to a 0.1% net margin while the EBITDA result reached R$ 565 million, representing 8.3% of the Company’s net sales.

BRF was able to record a positive evolution in volume although price increases to date have been insufficient to offset rising costs, principally those related to spiraling grain prices. Again, in addition to the impacts of the Performance Commitment Agreement – TCD already mentioned, domestic market business suffered from a surplus of innatura meat diverted from export markets.

As anticipated in the first quarter results report, export markets saw a gradual improvement in results, also receiving a welcome boost from the devaluation of the Real. However, on a year-on-year comparative basis, 2Q12 margins narrowed due to the situation in key markets such as the Middle East and Japan, both of which still in a recovery mode.

During the second quarter, BRF – through its leading brands - launched 168 products, the focus being on a range of different channels: Brazilian retail, food service, international market, both in the meats segment as well as dairy products. In this way the Company meets the objectives for bolstering its product lines with added value items and as a means of refocusing its market once all the terms and conditions of the TCD have been satisfied.

During the period, we concluded a ten-year overseas notes offering for a total of US$ 750 million and at historically low costs. This offering has enabled the Company to refinance its 2012 maturities, at the same time lengthening its debt profile and reinforcing liquidity.

18

We reiterate our confidence in improved results going forward on the back of measures already adopted to reverse the effects of the adverse scenario. In addition, we shall gradually restore operating efficiency levels once the conditions of the TCD have been satisfied.

We are enhancing our long-term strategic focus to achieve the objectives of BRF 15, expanding our global presence, reducing the volatility of margins and consolidating the Brazilian market. However, over the short term and in the light of a continuing adversity, we are taking steps to implement strict measures to restore profitability. These measures we believe will bring gradual benefits and strengthening the Company’s competitiveness in the global food market.

São Paulo, August 2012

Nildemar Secches	José Antonio do Prado Fay
Chairman of the Board	Chief Executive Office

19

2nd QUARTER 2012 –2Q12

      Net sales totaled R$ 6.8 billion, a growth of 8.7%, driven by performance reported for the Company’s chosen areas of business: domestic market (7%); exports (11%); dairy products (9%) and food service (9%).

      The businesses involving meats, dairy products and other processed products recorded sales volumes of 1.5 million tons, an increase of 5.6%.

      The Company reported a gross profit of R$ 1.5 billion, 4.6% down due to cost-based pressures during the quarter.

      EBITDA reached R$ 565.1 million, 28.1% less than 2Q11, due to the squeeze on margins both in the domestic and also the export market and the high comparative basis in 2Q11 when BRF reported an excellent performance.

      Net income was R$ 6.4 million against earnings of R$ 497.9 million posted in 2Q11, due to the increase in financial overheads which was substantially impacted on a non-cash basis by the foreign exchange translation effect as well as less robust operating results.

      Financial trading volume in BRF’s shares reached an average of US$ 70.4 million/day during the year, 22.6% less than in 2Q11.

Highlights (R$ Million)	2Q12	2Q11	% Ch.

Net Sales	6,842	6,294	9
Domestic Market	3,970	3,700	7
Exports	2,872	2,594	11
Gross Profit	1,489	1,561	(5)
Gross Margin	21.8%	24.8%	(3,0 p.p)
EBIT	281	513	(45)
Net Income	6	498	(99)
Net Margin	0.1%	7.9%	(7,8 p.p)
EBITDA	565	786	(28)
EBITDA Margin	8.3%	12.5%	(4,2 p.p)
Earnings per share(1)	0.01	0.57	(99)
1-Consolidated earnings per share (in R$), excluding treasury shares.

1st HALF 2012 – 1H12

      Net sales totaled R$ 13.2 billion, a growth of 7.0%, reflecting sales performance in the Company’s various market segments.

      The meats businesses, dairy products and other products reported sales of 2.9 million  tons, an increase of 4.8%.

      BRF reported a total gross profit of R$ 2.8 billion, 8.8% lower due to cost pressures, the impact of which was not absorbed by the growth in sales revenues.

      EBITDA recorded R$ 1.1 billion, 31.5% less than in 1H11, corresponding to an EBITDA margin of 8.3%.

      Net income was R$ 159.6 million against net earnings of R$ 881.4 million in 1H11 and equivalent to a net margin of 1.2% against 7.2%.

      Financial trading volume  in BRF’s shares reached an average of US$78.3 million/day during the year, 2.1% more than reported in 2Q11.

Highlights (R$ Million)	1H12	1H11	% Ch.

Net Sales	13,179	12,315	7
Domestic Market	7,886	7,292	8
Exports	5,293	5,023	5
Gross Profit	2,833	3,106	(9)
Gross Margin	21.5%	25.2%	(3,7 p.p)
EBIT	549	1,038	(47)
Net Income	160	881	(82)
Net Margin	1.2%	7.2%	(6,0 p.p)
EBITDA	1,097	1,602	(32)
EBITDA Margin	8.3%	13.0%	(4,7 p.p)
Earnings per share(1)	0.18	1.01	(82)
1-Consolidated earnings per share (in R$), excluding treasury shares.

(The variations commented in this report are comparisons with the 2nd quarter of 2012 compared with the 2nd quarter of 2011, or with the  1st half of 2012 compared with the 1st half of 2011 – accumulated data unless specified on another comparative basis).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Brazilian Exports

The second quarter 2012 saw a recovery in export volume of the three main sources of proteins (chicken, hogs and beef cattle). Shipped beef and pork volume reported the largest quarter-on-quarter increases as well as in sales revenues (as measured in US$), which saw a strong increase during the period. However, compared with 2Q11, there was fall in revenues (as measured in US$) principally due to the reduction of prices in USD.

Chicken exports recorded volumes of 1,013 thousand tons in 2Q12, 4.0% higher than 1Q12 and 1.8% more than 2Q11. In terms of export revenues (US$), there was an increase of 2.4% versus 1Q12 and a decline of 9.4% versus 2Q11. Shipments to Asia and Africa (especially China and Egypt) have supported growth for the year to date (on a Jan-Jun/12 versus Jan-Jun/11 basis). By contrast, export volumes to Europe and Japan have recorded a negative performance over the same period. Venezuela and South Africa also put in a lackluster performance, volumes falling respectively, 25.8% and 2.4%. Chicken cuts volume continues to sustain stronger growth during the year, first and foremost to markets such as Asia and the Middle East.

Overseas pork shipments of 145 thousand tons in 2Q12 were 17.2% up on 1Q12, albeit slightly down on 2Q11 (2.4%). In terms of sales revenues (US$), the quarter registered a 18.0% increase over 1Q12 but 12.3% down on 2Q11. Exports to Russia have recovered although still well down. Export volumes to Argentina also saw sharp falls in the quarter, reflecting recent restrictions on imports. On the other hand, the Russian trade ban resulted in a strong increase in Brazilian exports to the Ukraine, which to a degree has been instrumental in sustaining shipped volumes overall.

Performance of beef exports was very positive in 2Q12: the 335 thousand tons exported during this period was 29.8% above the volumes for 1Q12 and 20.1% more than in 2Q11. Sales revenue in the period (US$) also rose: 31.7% over 1Q12 and 18.1% more than in 2Q11. Volumes to Iran appear to be in a recovery mode (although well below the levels of last year). Egypt and Venezuela also reported increased volumes of 41.0% and +56.9% respectively, compared with Jan-Jun/12 versus Jan-Jun/11.

Investments

Investments in Capex during the quarter amounted to R$ 490 million, 103.5% higher than the same quarter in 2011 and largely dedicated to growth, efficiency and support projects. With respect to the comparative base, it should be noted that in the first half of 2011, investments were being contained while a final decision from CADE was awaited to proceed with the – BRF 15 – Long-Term Strategic Plan.

Investments in biological assets (breeder stock), totaled R$ 121 million, a 16.8% increase, a reflection in turn of the growth in flocks to supply growth projects  and higher animal rearing overheads (principally increased grain costs).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In addition, further investments of R$ 499 million were made in Quickfood S.A. in  Argentina, the acquisition of the company being the outcome of the exchange of assets under the TCD.

Investments - R$ million

Production

A total of 1.4 million tons of food was produced in 2Q12, a volume equal to  2Q11, with a growth in business involving processed meats and other processed products and a reduction in dairy products - dried line (UHT milk).

The production of the companies, Avex and Dánica in Argentina was also incorporated into the growth recorded for meats and other process products.

The following 168 new SKUs were launched in the first half as part of the process of expanding the portfolio, repositioning the brands and categories and adding value: Food Service - 18; domestic market – 31; exports – 86; and 33 in the dairy product segment. The principal portfolio innovations were in the Pizzas, Meu Menu, Ouro, Breaded Products, Processed Products, Dairy Products, Frozen Vegetables and Margarine lines and brands.

Production	2Q12	2Q11	% Ch.	1H12	1H11	% Ch.

Poultry Slaughter (million heads)	439	436	1	896	862	4
Hog/ Cattle Slaughter (thousand heads)	2,833	2,754	3	5,550	5,404	3
Production (thousand tons)
Meats	1,058	1,069	(1)	2,126	2,081	2
Dairy Products	259	273	(5)	516	556	(7)
Other Processed Products	114	109	5	230	219	5
Feed and Premix (thousand tons)	3,055	2,845	7	5,969	5,527	8

Domestic Market

Sales to the domestic market were R$ 3.0 billion, an increase of 6.9%, volumes being 0.7% up and average prices 6.2% higher. Average costs rose 9.6%, reflected in an operating income of R$ 181.7 million in this segment, 30.5% less, squeezing operating margins from 9.4% to 6.1% in the quarter.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Operating results in the domestic market came under pressure due to increases in costs in relation to the preceding year on higher prices for the principal raw materials in the sector – grains and other direct raw materials in addition to the increase in commercial expenses – which were particularly affected by the implementation of TCD-related processes: 1) review of lines and transfer of production capacity; 2) increase in product mix; 3) partial suspension of some categories; 4) increase in the transitional logistics network; 5) investments in product innovation.

In the first half, revenues totaled R$ 5.9 billion, 8.8% higher. Volumes remained at the same level, with average prices and costs 8.8% and 18.1%, respectively, greater – resulting in a 15.1% lower operating result. Consequently, the margin for the domestic market segment declined from 10.0% to 7.8%.

DOMESTIC MARKET		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

In Natura	96	98	(2)	472	496	(5)
Poultry	64	64	(1)	257	301	(15)
Pork/Beef	32	34	(4)	215	195	10
Processed Foods	421	433	(3)	2,282	2,148	6
Others Sales	127	109	16	214	133	61
Total	644	640	1	2,968	2,777	7

DOMESTIC MARKET	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

In Natura	195	191	2	953	976	(2)
Poultry	130	127	2	530	601	(12)
Pork/Beef	65	64	2	423	375	13
Processed Foods	856	853	0	4,600	4,225	9
Others Sales	205	213	(4)	395	266	48
Total	1,256	1,257	0	5,947	5,467	9

The Company launched 31 new products on the domestic market to strengthen brand penetration and  enhance performance in its chosen operating segments. These lines include: 1) Cold cuts and salamis – Sliced Prezato Coppa, Sliced Prezato Parma Ham,  Salami with Prezato Pepper Border, Pepperoni Salami, Prezato Salami; 2) In Natura – Perdigão  Spring Chicken;3) Sausages: Pork Sausage, Bulk Fininha, Packaged Fininha, Frescal Calabrese, New Calabrese, Smoked Pork and Portuguese Sausage; 4) Ready to Eat Snacks: Hot Pocket Barbecue Sauce, Hot Pocket Spicy Sauce; 5) Pizzas: Nonno´s Recipe, Lavera Margherita, Formaggi Especialli, Margherita, Half Chicken and Half Mozzarella, Half Calabrese and  Half Mozzarella, Bacon and Mozzarella, Pepperoni and Portuguese; 6) Ready to Eat Meals: Calabrese Meu Menu Escondidinho, Minced Meat Meu Menu Escondidinho; New Flavors Escondidinho  (Calabrese), New Flavors Escondidinho  (Beef dried meat); Frozen Vegetables: Potatoes, Broccoli and Peas.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Market Share - % - By Value –

Exports

The Company reported exports of R$ 2.8 billion, 10.5% higher than 2Q11 despite pressures experienced in the Japanese market due to high levels of local inventory, the overseas market showing signs of a gradual recovery. Sales volumes were 10.3% higher and average prices in Reais also improved by 0.2%. On the other hand, while foreign exchange rates gave a welcome boost to exports, dollar prices were still 17.7% lower, while the average cost rose 6.2%, reflected in the operating result which fell from R$ 200.2 million to R$ 64.2 million - a 67.9% decline. Operating margins also dropped from 7.8% to 2.3%, corresponding to a slide of 5.5 percentage points – albeit against a high comparative base in 2Q11 when the Company turned in a good performance in the light of strong demand for its products.

Exports rose 5% in the first half, volumes rising by 8.6% against 3.4% lower average prices in Reais and 0.3% average higher costs. Operating result was R$ 10.1 million against R$ 394.3 million, corresponding to a decline in operating margin from 8% to 0.2% due to the continuing high level of local inventory in the Middle East and the Far East.

BRF launched a further 86 new options on the export market in the processed and breaded products lines well as in the griller chicken, beef, special chicken cuts, cooked product and margarine segments.

We expect to see a gradual recovery in exports in the second half of 2012, once there is an improvement in the temporary dip in demand with the running down of high local inventory in important markets such as the Far East and the Middle East. Inventory levels in these markets are a reflection of the situation in 2011 when  there was heavy demand due to production shortfalls in various producing countries  thus stimulating sales of Brazilian meats.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

EXPORTS		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

In Natura	551	464	19	2,373	2,081	14
Poultry	475	391	22	1,926	1,653	16
Pork/Beef	76	74	3	447	428	5
Processed Foods	82	88	(7)	439	447	(2)
Others Sales	9	30	(71)	8	23	(66)
Total	641	582	10	2,820	2,551	11

EXPORTS	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

In Natura	1,055	927	14	4,323	4,061	6
Poultry	912	791	15	3,464	3,274	6
Pork/Beef	143	136	6	860	787	9
Processed Foods	156	167	(7)	847	850	(0)
Other Sales	9	30	(71)	8	23	(66)
Total	1,220	1,123	9	5,178	4,934	5

The Company reported the following scenario in its principal markets during the quarter:

Middle East – sales revenues and volumes rose by 29.2% and 29.7%, signaling a gradual recovery in prices and demand following adjustments for the effects of the Arab Spring, which drove down prices of in-natura products, more especially griller chicken. This situation fed through to margins in the Middle East – a regional market and one that serves as a benchmark for various other products/regions and recovery of which drives higher margins in export markets overall.  In addition, shipments made ahead of the Ramadan period contributed to the positive showing of the region as did the increased use of local distribution channels.

Far East – Despite better prices in Japan relative to those prevailing in 1Q12, margins have still not recovered to normal levels. Inventory has been gradually run down since early 2012 although a return to normal levels has still not occurred. However, we are channeling export volumes to alternate markets such as South Korea and Singapore in an attempt to minimize the effects of the Japanese situation. Volumes to the region rose 8.8% and revenues, 2.3% in the quarter. Important also to note in this context is the increase in volumes to the Chinese market as opposed to that of Hong Kong, thus contributing to enhanced intra-regional margins.

Europe – Due to the prevailing economic scenario in the region, export revenues to this market were 2.6% lower, as were volumes by 2.2%. However, our strategic focus is on greater added value, especially in the case of products of the Plusfood subsidiary where the portfolio has been expanded on the back of increased local production capacity. Consequently, operating results from this market are yielding good margins.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Eurasia – Export revenues rose 9.7%, representing a corresponding increase in  volumes of 13% despite the trade ban on sales of production from the majority of  Brazilian plants exporting to the Russian market. However, some of BRFs plants remain authorized exporters to Russia. We are currently diverting some of the volume originally destined for Russia to the Ukraine and other countries (in Asia and Africa) in order to diversify markets, more especially those for pork-based products.

South America – Export revenues increased 14.6% on the back of 24.3% higher volumes including the consolidation of the recently acquired Avex and Dánica businesses in Argentina.  However, the Argentine government has adopted measures making imports of Brazilian in-natura pork and hams difficult.

Africa and other countries – Exports to Africa reported a good performance with a growth in sales revenue of 21.7% on 9.9% higher volume, although other countries recorded a fall in sales and volumes.

Exports by region

Dairy Products – Revenues totaled R$ 702.1 million, a 9.2 % growth, with 2.9% higher volumes and average prices also reporting a 6.1% improvement against 5.3% higher costs. Operating margins  fell from 1.7% to 0.4%, a decline of 75.8% in operating result from the activity, equivalent to R$ 2.7 million against R$ 11.1 million in 2Q11, principally due to a weaker performance in UHT milk sales.

Accumulated first half export revenues were R$ 1.3 billion – 6% more than recorded for the same period in 2011, with volumes equal to 1H11, while prices and average costs rose 5.9% and 4.8%, respectively. As a result, operating results were R$ 1.9 million against R$ 10.3 million in 1H11.

As part of the process of improving  margins and portfolio mix, the Company launched 33 products in 1H12, with the new line in yogurts (tubs), Batavo milks and Trakinas shakes and a cheese line, including sliced cheese as well as grocery line products.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

DAIRY		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

Dry Division	208	215	(3)	439	437	0
Fresh and Frozen Division	52	58	(10)	249	206	21
Other Sales	21	-	-	14	0	-
Total	281	273	3	702	643	9

DAIRY	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

Dry Division	400	437	(8)	821	869	(5)
Fresh and Frozen Division	112	116	(4)	500	403	24
Other Sales	42	0	-	26	0	-
Total	554	553	0	1,348	1,271	6

Food service – Revenues for this segment  reported R$ 353.1 million in the quarter – 9.3% higher, on 6.6% greater volumes, an improvement of 2.6% in average prices against   5.7% higher average costs, thus reducing the operating margin from 12.5% to 9.1%, the operating result totaling R$ 32 million against R$ 40.2 million (20.5% down).

First half revenue rose 9.8% to R$ 705.9 million, on 7.3% higher volume, reaching an operating margin of 10% against 13.2% in 1H11 and an operating result of R$ 70.8 million – 16.6% down on 1H11.

Weaker operating results from food service were due to the diversion of in-natura products from the export market, thus altering the sales mix, as well as one-off deceleration in the segment the result of greater demands being made on Brazilian disposable household incomes.

The company launched 16 products in the food service business in the Perdigão grill line, cooked and smoked pork loin, Sadia grill line, Miss Daisy brigadeiros  (Brazilian sweet candy), Fynbo-type Sadia luncheon cheese, Savory Snacks Platform, Blue Ocean (carcass and spring chicken), as well as specific products to meet the requirements of strategic accounts: McDonalds, Girafas, Applebee’s, Subway and the school meal segment as a whole.

FOOD SERVICE		THOUSAND TONS			R$ MILLION
	2Q12	2Q11	% Ch.	2Q12	2Q11	% Ch.

Total	55	52	7	353	323	9

FOOD SERVICE	THOUSAND TONS				R$ MILLION
	1H12	1H11	% Ch.	1H12	1H11	% Ch.

Total	113	105	7	706	643	10

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Net Sales –  BRF reported net operating sales of R$ 6.8 billion in the quarter, a growth of 8.7%, particularly driven by organic growth, the incorporation of acquisitions and product launches. Sales also reported  growth of 7.9% in relation to the first quarter of 2011.

For the first six months of the year, sales revenue rose 7%, reaching R$ 13.2 billion for the year to date and this in spite of the unfavorable scenario prevailing in the Company’s principal markets.

Breakdown of Net Sales (%)

Cost of Sales – Cost of sales rose 13.1% to R$ 5.4 billion, costs rising still faster than sales revenue and squeezing gross margins. The main impacts on costs came from an increase in the principal raw materials – soybean meal (an increase of 44.1%), as well as other raw materials and direct inputs in addition to other production costs such as: labor and indirect manufacturing costs also caused by the transition process following the signature of the TCD. More particularly, soybean meal prices increased by 29.7% in 2Q12 compared to 1Q12, a reflection of high prices prevailing on the Chicago Board of Trade - CBOT and attributed to crop failures in the United States.

In addition to raw material pressures, we are incurring transitory costs arising from the implementation of the conditions for fulfilling the TCD.

For the first six month period, cost of sales reached R$ 10.3 billion, reporting growth of 12.4%, reflecting a rise in leading raw material prices and other production costs.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Gross Profit and Gross Margin – As a result of sales performance and cost pressures, Gross Profit totaled R$ 1.5 billion, a reduction of 4.6% in the quarter, feeding through to a  3.0 percentage point reduction in gross margins in relation to 2Q11, declining from 24.8% to 21.8%. For the first six months  of the year, the Company reported Gross Profit of R$ 2.8 billion, representing a fall of 8.8% in the half year, equivalent to the gross margin of 21.5% against 25.2%, also a function of sales performance in the principal markets on the back of higher production costs.

Operating Expenses – Operating expenses came in at 16.6% higher – 1.1 percentage points higher than Net Sales due to investments in the development of new lines, product launches and marketing campaigns, higher temporary distribution scapes and also due to lower revenue generation compared with the Company’s structures. Selling expenses increased by 19.3%, fixed expenses rising 15.1% and variable expenses, 25.5%, principally a reflection of adjustments necessary in the light of asset transfers, restructuring of the portfolio and investments in category innovations. Administrative expenses and fees saw a 7.4% gain due to the simplification of administrative structure between BRF and its subsidiaries.

In the first half of 2012, operating expenses totaled R$ 2.2 billion, with an increase of 13.7%, especially impacted by selling expenses which increased 15.5%.

Other Operating Expenses – The increase of 4% covers costs with the pre-operational phase of the new industrial units, insurance claims, provisions for tax risks, results of divestments under the TCD as well as revenues from the  reversal of provisions, recovery of expenses and leasing with third parties. In line with IFRS regulations, expenses with profit sharing are also booked under this item. For the first six months of 2012, there was a 28.2% decline in this item due to gains in third party leasing, with the leasing of the Carambei-PR facility to Marfrig.

Operating Result before Net Financial Expenses and Operating Margin – The Operating Result before Net Financial Expenses was R$ 280.6 million, a decline of 45.3% in relation to 2Q11, the operating margin declining from 4.1% of Net Sales to 8.1%. The 4.0 percentage points  decrease is due to a combination of adverse factors: inventories higher than market requirements in Japan and the Middle East; pressure on costs and expenses, as well as the transitory process of transferring assets in compliance with the TCD.

The same underlying  factors pertain in explaining this item for the first half of the year of R$ 548.6 million, 47.1% below the result recorded for 1H11.

Financial Result – Net financial expenses amounted to R$ 287.5 million, 420.9% higher than for the same period in 2011 due to an increase in net debt and the foreign exchange translation effect. In addition to the currency effect, the allocation of cash in support of capital expenditure investments and working capital increased net debt to R$ 7.0 billion, 18.0% more than 1Q12, resulting in a net debt to EBITDA (last twelve months) ratio of 2.57 times with a book currency exposure of US$ 366 million.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In the first half year, net financial expenses totaled R$ 362.4 million. Financial expenses due to exchange variation were 63% of net financial expenses during the quarter and 59% in the first half of 2012, although this is not reflected in any cash disbursement.

DEBT - R$ Million		06.30.12		03.31.12
	Current	Non-Current	Total	Total	% Ch.

Local Currency	(1,571)	(1,380)	(2,951)	(3,192)	(8)
Foreing Currency	(2,217)	(4,833)	(7,049)	(5,066)	39
Gross Debt	(3,788)	(6,212)	(10,001)	(8,258)	21
Cash Investments
Local Currency	402	126	528	733	(28)
Foreing Currency	2,357	67	2,425	1,713	42
Total Cash Investments	2,759	193	2,953	2,446	21
Net Accounting Debt	(1,029)	(6,019)	(7,048)	(5,974)	18
Exchange Rate Exposure - US$ Million			(366)	(468)	-

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) are used for conducting  hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On June 30, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 769 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,744 million + EUR 213 million + GBP 78 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Income Tax and Social Contribution – Income tax and social contribution totaled a positive R$ 18.1 million in the quarter, 56.5% less, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investment.   In the first six months of 2012, income tax and social contribution represented a negative R$ 22.1 million – a fall of 50.1% in relation to 1H11.

Participation of Non-controlling Shareholders – the increase in this item relates to the consolidation of the recently acquired Argentine subsidiaries, through Avex, plus results from the  Al Wafi and Plusfood subsidiaries, among others.

Net Income and Net Margin – Second quarter net income was R$ 6.4 million with a net margin of 0.1%, a reduction of 98.7% compared with 2Q11, due to weaker performances in the principal business segments and the impact of the foreign exchange translation effect on financial expenses. For the first full six months, net income reported a 81.9% year-on-year decline, totaling R$ 159.6 million of net income, corresponding to a net margin of 1.2% against 7.2% reported in 1H11.

EBITDA – EBITDA (operating cash generation) reached R$ 565.1 million, a 28.1% decline, recording an EBITDA margin of 8.3% against 12.5% in 2Q11. In the first half year, accumulated EBITDA was R$ 1.1 billion, 31.5% below the same item for 1H11, with an EBITDA margin of 8.3% against 13.0% reported for the same period in 2011, for reasons already explained above.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

EBITDA - R$ Million	2Q12	2Q11	% Ch.	1H12	1H11	% Ch.

Net Income	6	498	(99)	160	881	(82)
Non Controlling Shareholders	5	1	-	4	5	(5)
Income Tax and Social Contribution	(18)	(42)	(56)	22	44	(50)
Net Financial	287	55	421	362	107	237
Equity Accounting and Other Operating Result	45	48	(6)	71	119	(40)
Depreciation and Amortization	240	225	6	477	445	7
= EBITDA	565	786	(28)	1,097	1,602	(32)

R$ 8 million…

*Pro-forma

Shareholders Equity – On June 30, 2012, Shareholders Equity was R$ 14.1 billion, against R$ 14.1 billion on December 31, 2011, a decline of 0.3%  and reflecting  a return of 8% on annualized investment.

Performance

Average daily financial volume on the BM&FBovespa and NYSE was US$ 78.3  million, 2% more than reported in 1H11, with a negative performance of 15.6% in the quarter, equivalent to the performance of the BM&FBovespa stock index and  a depreciation of 24.1% on the NYSE, due to volatility in the capital markets and company performance.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

PERFORMANCE	2Q12	2Q11	1H12	1H11

Share price - R$*	30.39	26.50	30.39	26.50
Traded Shares (Volume) - Millions	138.3	176.5	290.5	309.4
Performance	(15.6%)	(14.0%)	(16.6%)	(3.1%)
Bovespa Index	(15.7%)	(9.0%)	(4.2%)	(10.0%)
IGC (Brazil Corp. Gov. Index)	(8.2%)	(6.0%)	4.7%	(7.1%)
ISE (Corp. Sustainability Index)	(2.2%)	(5.4%)	11.4%	(1.0%)

Share price - US$*	15.19	17.33	15.19	17.33
Traded Shares (Volume) - Millions	122.8	142.7	236.5	231.4
Performance	(24.1%)	(9.2%)	(22.3%)	2.7%
Dow Jones Index	(2.5%)	0.8%	5.4%	7.2%

* Closing Price
Financial Trading Volume 1H12

Average US$ 78.3 million/day (2% higher than 1H11)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Shares Performance

ADRs Performance

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes
(in thousands of Brazilian Reais)

DIFUSE CONTROL

Basis: 06.30.2012

Number of Common Shares: 872,473,246

Capital Stock: 12.6 billion

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details  being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit – In our relations with the Independent Auditor, we endeavor to assess conflicts of interest with non-audit work based on the principle that  the auditor should not audit its own work, exercise managerial functions and promote our interests.

Pursuant to CVM Instruction 480/09, at a meeting held on August 13, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the  revision report of the independent auditors and with the quarterly information for the year ending June 30, 2012.

Sustainability – We concluded  the greenhouse gases inventory for the Company’s domestic operations according to GHG Protocol Brasil criteria, duly audited by KPMG Risk and Advisory Services Ltda.. In 2011, BRF’s total emissions were 385,023,87 tons of CO2 equivalent, of which 316,492.69 tons of CO2eq. were Scope 1 emissions (direct emissions from the Company’s own operations) and 68,531.18 tons of CO2eq. were Scope 2 emissions (indirect  emissions resulting from the acquisition of electric energy consumed by the Company). In addition, we have undertaken the review and publication of the BRF Suppliers Code of Conduct, a document which forms the basis for the ethical and socio-environmental conduct expected of suppliers and aligned to BRF’s Employees’ Code of Ethics.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

One of BRF’s values is the commitment to sustainable development resting on economic-financial, social and environmental pillars and aligned to the guidelines of the Global Reporting Initiative – GRI. BRF is today a Company in conformity with application Level A in its annual and sustainability report. Each year, it is demonstrating advances in relation to sustainability, principally in performance indicators, highlighting environmental aspects such as: use of materials, waste, effluent, biodiversity, impact of transportation and innovation to reduce the impacts of products. In respect to social indicators, BRF has been improving its  information reporting on the management and monitoring of the value chain and impacts on local, national and international operations.

Remuneration to Shareholders – On June 18, 2012, the Board of Directors approved a payout to shareholders in the total amount of R$ 100 million, corresponding to a gross R$ 0.11501051 per share, payment to take place on August 15,2012, as interest on shareholders’ equity with due retention of Income Tax at Source in line with the prevailing legislation.

Merger of BRF and Sadia – At the end of last May the asset exchange agreement with Marfrig was approved with the Brazilian anti-trust authority (CADE). During the course of the third quarter we shall be complying with the remaining terms and conditions of the  agreement which establish the temporary discontinuation of some Perdigão and Batavo category brands as well as the transfer of some of the industrial units.

On the other hand, BRF has taken control of Quickfood in Argentina, owner of the leading hamburger brand in the local market. In expanding its footprint in South America, the company reiterates its goal of overseas growth in parallel with organic expansion currently underway in Brazil, thus laying the foundations for sustained growth in line with the objectives of the BRF 15 Strategic Plan BRF 15.

Synergies captured in 1H12 amounted to R$ 363 million and are in line with Company forecasts for the fiscal year, not reflecting temporary costs and expenses and those arising from the implementation of the TCD (costs not susceptible to segregation).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Awards – Melhores e Maiores  - The Best Agribusiness Company in 2011; TOP OF MIND 2012 Award – Newspaper partner A Notícia  of the RBS Group and Instituto MAPA; TOP Executive; Large Agribusiness Company and Outstanding Company in Exportation; Top of Mind - Sadia S.A – Large State of Santa Catarina Company. IR Magazine Awards perception study shows BRF among the best Brazilian companies in the categories of: Best Meeting with the Investment Analysts Community; Best Conference Call and Best Company in Socio-Environmental Sustainability.

Sadia sponsors athletics, and, on an individual basis, the athletes Sarah Menezes, Arthur Zanetti and Mayra Aguiar. The company also sponsors other athletes indirectly through the judo, gymnastics and aquatic sports confederations, that is in London.

SOCIAL REPORT

At the end of 2Q12, BRF had a headcount of 119,819 including 1,325 apprentices and 230 interns.

Targets guidance and breakdown – Between April and May, the Company launched a new Excellence Program for all units. This initiative has been  remodeled, the focus being on recognition through the classification of the various facilities based on results. The program aims to provide guidance to the teams and to breakdown the Company targets at all levels, as well as standardizing the processes and  classifying the units in accordance with points achieved.

Focus on Human Capital – BRF runs leaders  development programs for the full range of hierarchical levels. During the period under review, the Company launched the Leaders Development Program at the production units to prepare professionals who are deemed as potential candidates for occupying future supervisory vacancies, thus assuring their development and succession to supervisory positions. The Company also launched an e-learning Leaders Induction course with content which covers from institutional aspects to essential information for the daily routine of the new manager. This course caters not only for recently hired or promoted leaders but also for the recycling of all the professionals that occupy positions of leadership in the Company. In the first half of 2012, ten Programs were held based on the  Individual Development Plans for executives dealing with collective themes for managerial level personnel. There were 33 groups held with the participation of 486 managers. The number of places on the Interns program was increased – a program which is designed to train young professionals of the future. The Company also runs a Trainees Program, the current group of 30 having begun the course in January 2012 following a selection process involving a total of 19 thousand candidates.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BRF also focuses on developing its worldwide business, selecting participants for its Global Development Program, focused on the export market through the hiring of qualified professionals which bring with them experience and knowledge of their base market. Following a period of training, development and familiarization with the Company, the idea is that these professionals should be able to take up positions of leadership. BRF has also chosen three professionals for the Summer Project for identifying potential among those from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas. In addition to fostering the exchange of information with the teaching institutions, the potential candidates are appraised for possible hiring at the end of the program.

During the quarter, BRF invested heavily in training the sales force. Seven TV commercials  were standardized and used for training and development of the  teams as well as evaluating domestic market salesmen, participation involving a total of 2,360 professionals. On the same theme, the Company held the Initial Training in Sales program, preparing more than 115 sales supervisors for multiplication of content to the teams, and the Promoter Development Program, for on-site training of 4,600 company promoters.

SSMA – In 2006, BRF implemented the SSMA Project for matters related to Occupational Health and Safety and the Environment and initially covering BRF’s operating areas, the focus being on safe behavior, employee and outsourced personnel health and sustainability. Thanks to the results and the need to extend the practice, in October 2010, an expansion project was begun for all areas, as well as  benefiting the communities surrounding BRF’s units. In the quarter under review, the Company has also implemented  initiatives under the project for the corporate units. The figures show that  the expanded effect of the project has been very successful.

The accident frequency rate with time off work has fallen 35% in less than a year (the accident frequency rate is the total number of accidents with time off work divided by a million man/hours worked according to NBR 14.280) and corresponding to 20% of what the rate was in 2006. This can be considered as one of the most successful cases of implementing an Occupational Health and Safety System with some plants achieving levels comparable with world class companies.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Stock Option Plan – The Company has granted a total of 7,410,325 stock options to 258 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 at the Annual and Extraordinary General Shareholders’ Meeting. During the second quarter executive managers were also included in the stock option plan in addition to directors and vice presidents who were already contemplated.

Added Value Distribution	2H12	2H11	% Ch.

Human Resources	1,892	1,788	6
Taxes	1,694	1,778	(5)
Interest	1,163	577	102
Interest on shareholders' equity	100	292	(66)
Retention	60	589	(90)
Non-controlling shareholders	4	5	(5)
Total	4,912	5,029	(2)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	06.30.2012	31.12.2011	% Ch.

Assets	31,352	29,983	5
Current Assets	11,609	11,124	4
Cash and Cash Equivalents	2,107	1,367	54
Marketable Securities	641	1,373	(53)
Trade Accounts Receivable and Other Receivables	2,762	3,208	(14)
Inventories	3,001	2,679	12
Biological Assets	1,344	1,156	16
Recoverable Taxes	1,128	908	24
Prepaid Expenses	97	100	(3)
Others Noncurrent Assets	530	334	59

Noncurrent Assets	19,742	18,860	5
Long Term Assets	5,157	4,655	11
Investments	101	20	396
Property, Plant and Equipment	9,812	9,798	0
Intangible	4,673	4,386	7

Liabilities	31,352	29,983	5
Current Liabilities	7,688	7,988	(4)
Payroll and related charges	520	434	20
Trade Accounts Payable	2,772	2,681	3
Tax Payable	199	225	(12)
Short- Term Debt	3,411	3,452	(1)
Other Current Liabilities	702	1,077	(35)
Provisions	84	118	(29)

Non-Current Liabilities	9,593	7,886	22
Short-Term Debt	6,212	4,601	35
Other Non-Current Liabilities	689	658	5
Deferred Income Tax	1,856	1,792	4
Provisions	837	835	0

Shareholders' Equity	14,071	14,110	(0)
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated earnings	1,905	1,837	4
Other Results	(282)	(162)	75
Treasury Shares	(64)	(65)	-
Non Controlling Shareholders	51	40	29

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

INCOME STATEMENT - R$ Million	2Q12	2Q11	% Ch.

Net Sales	6,842	6,294	9
Domestic Market	3,970	3,700	7
Exports	2,872	2,594	11
Cost of Sales	(5,353)	(4,734)	13
Gross Profit	1,489	1,561	(5)
Operating Expenses	(1,155)	(991)	17
Sales	(1,061)	(889)	19
General and Administrative	(94)	(102)	(7)
Other Operating Results	(58)	(56)	4
Equity Accounting	5	(1)	(1,036)
Financial Expenses, Net	(287)	(55)	421
Income Before Financial Exp. and Other Results	(7)	458	(102)
Income Tax and Social Contribution	18	42	(56)
Non-Controlling shareholders	(5)	(1)	(230)
Net Income	6	498	(99)
EBITDA	565	786	(28)

INCOME STATEMENT- R$ Million	1H12	1H11	Ch. %

Net Sales	13,179	12,315	7
Domestic Market	7,886	7,292	8
Exports	5,293	5,023	5
Cost of sales	(10,347)	(9,208)	12
Gross Profit	2,833	3,106	(9)
Operating Expenses	(2,195)	(1,930)	14
Sales	(2,014)	(1,744)	15
General and administrative	(180)	(186)	(3)
Other operating results	(100)	(140)	(28)
Equity Accounting	11	2	608
Financial expenses, net	(362)	(107)	237
Income before financial exp. and other results	186	930	(80)
Income tax and other social contribution	(22)	(44)	(50)
Non-controlling shareholders	(4.50)	(5)	(230)
Net income	160	881	(82)
EBITDA	1,097	1,602	(32)

The results for the second quarter 2012 consolidate the BRF Companies- Brasil Foods S.A. and Sadia S.A. (a wholly-owned subsidiary). In July 2009, Sadia’s results were fully consolidated according to the Association Agreement and Shareholders’ Meetings for the incorporation of shares held in July and August 2009.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brasilfoods.com/ir

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.            COMPANY’S OPERATIONS

BRF – Brasil Foods S.A. (“BRF or parent company”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. The Company is a public company, listed on the Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. It´s headquarter is located at 475, Jorge Tzachel Street in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•           Whole chickens and cuts of chicken, turkey, pork and beef cuts;

•           Ham products, bologna, sausages, frankfurters and other smoked products;

•           Hamburgers, breaded meat products and meatballs;

•           Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

•           Milk, dairy products and desserts;

•           Juices, soy milk and soy juices;

•           Margarine; and

•           Soy meal and refined soy flour, as well as animal feed.

During the last quarter of 2011, the Company's activities started to be segregated into 4 operating segments, being: domestic market, foreign market, food service and dairy products, as mentioned in note 5.

In the domestic market, the Company operates 36 meat processing plants, 13 dairy products processing plants, 3 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plant, all of them near the Company’s raw material suppliers or the main consumer centers.

In the foreign market, the Company operates 4 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant and 1 cheese processing plant, and subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company has an advanced distribution system and uses 30 distribution centers, to deliver its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers in the domestic market and exports to more than 145 countries.

43

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Hot Pocket, Miss Daisy, Nuggets, Qualy, Sadia, Speciale Sadia,  in addition to licensed brands such as Turma da Mônica. The brands Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and Delicata were disposed on June 11,2012, as disclosed in note 1.2

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each subsidiary:

44

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.1.       Interest in subsidiaries

Subsidiary		Main activity	Country	06.30.12	12.31.11
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.		Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real state	Brazil	65.49%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Processing of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.		Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Crossban Holdings GmbH		Holding and trading	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Import and commercialization of products	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Import and commercialization of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Import and commercialization of products	United Kingdom	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Import and commercialization of products	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	40.00%	40.00%
Rising Star Food Company Ltd.	(d)	Industralization, import and commercialization of products	China	50.00%	-
Quickfood S.A.	(f)	Industrialization and commercialization of products	Argentina	90.05%	-
Sadia S.A.		Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(c)	Import and export of products	Argentina	0.02%	-
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of owned real estate	Brazil	34.51%	34.51%
Athena Alimentos S.A.	(g)	Industrialization and commercialization of commodities	Brazil	-	99.99%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK	(e)	Import and commercialization of products	Japan	-	100.00%
Badi Ltd.		Import and commercialization of products	United Arab Emirates	100.00%	100.00%
Al-Wafi		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.		Holding	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.		Industralization and commercialization of products	Brazil	46.01%	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.		Import and export of products	Argentina	99.98%	100.00%
Avex S.A.		Industrialization and commercialization of products	Argentina	65.58%	65.58%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-

45

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment on June 30, 2012 of R$2,011 (R$1,588 as of December 31, 2011), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, on June 30, 2012 , is represented by a net capital deficiency of R$9,831 (R$9,363 as of December 31, 2011), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c) Change in the equity interest.

(d) Establishment of joint venture in China.

(e) Activities were terminated in May 2012.

(f) Equity interest acquired on June 11, 2012.

(g) Disposal of the equity interest on June 11,2012.

1.2. Performance Commitment Agreement

On June 11, 2012, the Company and Marfrig Alimentos S.A. (“Marfrig”), in accordance to the terms and conditions established by the Administrative Council for Economic Defense (“CADE”) in the Performance Commitment Agreement (“TCD”), signed the conclusion of the Asset Exchange and Other Agreements signed on March 20, 2012 which included the following measures:

(i)                 the acquision, by Marfrig, of the entire equity interest of Athena Alimentos S.A., a company for which the following assets were transferred by BRF:

(a)  all the assets and rights related to the production plants depicted below:

46

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Processing plant	State	Activity
Pork slaughtering, processing of finished goods, pork farms
Três Passos	RS	and hatcheries.
Poultry slaughtering, processing of finished goods,
Brasília	DF	manufacturing of animal feed, pork farms and hatcheries.
Poultry slaughtering, processing of finished goods,
São Gonçalo	BA	manufacturing of animal feed, pork farms and hatcheries.
Salto Veloso	SC	Processing of finished goods.
Bom Retiro do Sul	RS	Processing of finished goods.
Lages	SC	Processing of finished goods.
Duque de Caxias	RJ	Processing of finished goods.
Várzea Grande	MS	Processing of finished goods.
Valinhos	SP	Processing of finished goods.

The production capacity of the units to be disposed of must correspond to 666,000 tons per annum (“p.a.”).

(b)  all the assets and rights related to the following distribution centers:

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(ii)         the Company transferred to Marfrig the entire portfolio of contracts with poultry and pork outgrowers, currently utilized in order to guarantee the supply to the specific processing plants listed in the item (i a) above;

(iii)        the acquisition, by Marfrig, of the trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and Delicata, as well as, the intellectual properties rights related to these trademarks; and

(iv)        the acquisition, by Marfrig, of the equity interest held either directly or indirectly by Sadia S.A., equivalent to  64.57% (sixty-four point fifty-seven percent) of the capital of Excelsior Alimentos S.A., transferred to Marfrig on July 2, 2012.

47

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In exchange to the acquisition and/or disposal of assets and rights listed in the items (i) to (iv) above, the Company acquired:

(i)          the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% (ninety point zero five percent) of the capital of Quickfood S.A. (“Quickfood”), a company based in Argentina; and

(ii)         the right to receive an irrevocable and irreversible the amount corresponding to R$350,000 to be paid as follows:

•           R$25,000 due to June 11, 2012;

•           R$25,000 due to July 1, 2012, adjusted by the variations of the General Market Price Index (“IGP-M”);

•           R$50,000 due to October 1, 2012, adjusted by the variations of the IGP-M; and

•           R$250,000 to be paid in 72 monthly installments, equal and successive, in the amount of R$4,424, which first installment is due to August 1, 2012, subject to the fixed rate of 12.11% p.a..

Additionally, in order to comply with the TCD, it was agreed the transfer of the Company's pork slaughtering and processing manufacturing facility, located in the City of Carambeí, State of Paraná, to Marfrig. The Company recognized an accounts receivable at present value ofR$88,556 relative to this transaction and a net gain of R$64,817, accounted for as other operating income.

As a result of the conclusion of the Asset Exchange and Other Agreements, Marfrig and BRF also signed other agreements mainly related to the supply of raw material, processed products and utility services.

In order to comply with the terms and conditions from CADE, and in accordance with the agreements between BRF and Marfrig, as from July 2, 2012, the following measures were taken:

(i)        temporary suspension of the use of the Perdigão  trademark,  for the following products and periods:

48

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Product	Period
Ham products	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(ii)       temporary suspension of the use of the Batavo  trademark, related to the products and terms listed in item (i) above.

The accounting effects of the Asset Exchange and Other Agreements signed with Marfrig are presented in note 6.1.

1.3.        Establishment of joint venture in China

On February 14, 2012, the Company disclosed to the market the establishment of Rising Star Food Company Limited, a joint venture (“JV”) with the participation of Dah Chong Hong Limited (“DCH”), which purpose will be:

(i)        access to the distribution market in Continental China, Hong Kong and  Macau including retail and food service channels;

(ii)       local processing of products; and

(iii)      developing the Sadia trademark in these countries.

The Company owns 50% participation in the JV and in April 2012 made a capital investment amount to approximately R$1,306, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, which is scheduled for the second quarter of 2013, the JV will have sales  volumes exceeding 140,000 tons and report annual revenues of approximately R$844,100.

1.4.        Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year, however, in the domestic market, in general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

49

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY FINANCIAL INFORMATION

The Company’s consolidated quarterly financial information are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual quarterly financial information are prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such financial statement differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRS.

The Company’s individual and consolidated quarterly financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amount of other currencies disclosed in the financial statement, when applicable, were also expressed in thousands.

The preparation of the Company’s quarterly financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of the quarterly financial information. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that are significantly different from those recorded in the quarterly financial information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The individual and consolidated quarterly financial information were prepared based on the historical cost except for the following material items recognized in the balance sheet:

50

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(i)     derivative financial instruments measured at fair value;

(ii)    derivative financial instruments measured at fair value through the statement of income;

(iii)  financial assets available for sale measured at fair value;

(iv)  assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value; and

(v)    share-based payments measured at fair value.

3.            SUMMARY OF ACCOUNTING PRACTICES

The quarterly financial information were prepared according to CVM Deliberation No. 673/11, which establishes the minimum content of interim financial statements and the principles for measurement and recognition of full set or condensed financial statements for an interim period.

The interim financial statements, in this case denominated as quarterly financial information, are aiming to provide updated information  based on the last annual financial statements disclosed. Therefore, the quarterly financial information is focused on new activities, events and circumstances and do not duplicate the information previously disclosed, except in the case where Management judged that the maintenance of the information was relevant.

The current quarterly financial information were prepared based on the accounting policies and estimates calculation methodology adopted in the preparation of the annual financial statements for the year ended December 31, 2011 (note 3), except regarding to the adoption of the requirements stated in the paragraph 28 of CVM Deliberation No. 673/11. Thus, from the quarter ended March 31, 2012, the Company started to recognize the income tax expense based on the best estimate of the annual weighted effective tax rate for the fiscal period December 31, 2012, as disclosed in note 14.

There were no changes of any nature related to such policies and estimates calculation methodology.  As allowed by CVM Deliberation No. 673/11, Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the quarterly financial information must be read in conjunction with the annual financial statements for the year ended December 31, 2011 to allow users to further understand the financial condition and liquidity of the Company and its ability to generate profits and cash flows.

51

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The exchange rates in Brazilian Reais effective at the date of the balance sheets were as follows:

Final rate	06.30.12	12.31.11
U.S. Dollar (US$)	2.0213	1.8758
Euro (€)	2.5606	2.4342
Pound Sterling (£)	3.1706	2.9148
Argentine Peso ($)	0.4467	0.4360

Average rates
U.S. Dollar (US$)	1.8663	1.6746
Euro (€)	2.4172	2.3278
Pound Sterling (£)	2.9417	2.6835
Argentine Peso ($)	0.4247	0.4056

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.       Overview

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of exchange rates and changes in the commodity prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows.  The tasks of monitoring, evaluation and reporting of financial risk were disclosed in details in the financial statements of 2011 and there were no changes during the six months period ended June 30, 2012.

4.1.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

52

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Cash and cash equivalents and marketable securities	1,135,177	40,469	2,413,298	1,689,551
Trade accounts receivable - third parties	83,253	37,921	1,403,682	1,379,420
Accounts receivable from subsidiaries	840,177	409,061	-	-
Dollar futures agreements	343,621	65,801	343,621	65,801
Inventories	9	-	433,085	112,267
Forward contracts ("NDF") (a)	-	-	-	11,255
Exchange rate contracts ("swap")	(447,164)	(359,369)	(447,164)	(359,369)
Swap designated as hedge accounting	404,260	-	404,260	-
Loans and financing	(2,866,104)	(1,268,830)	(6,672,060)	(4,723,824)
Bond designated as cash-flow hedge	303,195	-	303,195	-
Pre-payment exports designated as cash-flow hedge	1,099,651	1,210,248	1,099,651	1,210,248
Trade accounts payable	(47,410)	(55,760)	(321,267)	(340,300)
Advance for pre-payment export from subsidiaries	(2,601,279)	(1,763,378)	-	-
Other assets and liabilities, net	5,484	-	300,676	71,948
	(1,747,130)	(1,683,837)	(739,023)	(883,003)

Foreign exchange exposure in US$	(864,360)	(897,663)	(365,618)	(470,734)

(a) Offshore non-deliverable forwards (“NDFs”) are not designated as hedge accounting, impacting financial income and not shareholders' equity.

The total net foreign exchange exposure in the consolidated financial information of the Company as of June 30, 2012, is a liability of US$365,618 and is within the limit established by the Risk Policy.

4.1.2.  Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

53

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Parent company and Consolidated
06.30.12
Instrument	Subject to hedge	Maturity	Receivable	Payable	value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 07/2012 to 05/2013	R$ (Pre of 7.99%)	US$	3,120,887	(157,175)
NDF	Exchange rate	From 07/2012 to 05/2013	R$ (Pre of 7.86%)	EUR	545,408	(4,968)
NDF	Exchange rate	From 07/2012 to 05/2013	R$ (Pre of 7.19%)	GBP	248,575	(13,502)
Fixed exchange rate	Exchange rate	From 11/2012 to 04/2013	R$ (Pre of 7.60%)	US$	151,598	689
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 9.75%)	US$ +1.58%	404,260	(64,324)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%from CDI)	56,112	2,599
Swap	Exchange rate	From 04/2012 to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from CDI)	330,750	(5,341)
Swap	Interest rate	From 08/2012 to 06/2018	US$ +LIBOR 3M +1.73%	US$ +3.64%	606,390	(22,554)
Swap	Interest rate	From 07/2012 to 02/2019	US$ +LIBOR 6M +1.85%	US$ +4.86%	1,081,684	(82,549)
Swap	Interest rate	Up to 11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	202,130	(3,899)
					6,747,794	(351,024)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	Up to 09/2012	US$ (Pre of of 0.08%)	EUR	128,030	(1,785)
NDF	Exchange rate	From 04/2012 to 06/2012	US$	ARS (Pre- of 14.86%)	2,021	(4)
Swap	Exchange rate	Up to 03/2015	R$ (Pre of of 8.41%)	US$ - 0.20%	42,904	(5,851)
Options	Live cattle	From 07/2012 to 11/2012	R$	R$	121,502	846
NDF	Live cattle	Up to 09/2012	R$	R$	2,533	116
Future contract	Exchange rate	Up to 07/2012	US$	R$	343,621	(8,290)
Future contract	Live cattle	Up to 12/2012	R$	R$	60,545	40
					701,156	(14,928)
					7,448,950	(365,952)

BR GAAP and IFRS
Parent company and Consolidated
12.31.11
Instrument	Subject to hedge	Maturity	Receivable	Payable	Reference value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 9.25%)	US$	2,551,088	(88,150)
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.72%)	EUR	769,207	6,637
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.59%)	GBP	201,996	(5,270)
Options	Exchange rate	Up to 01/2012	R$	US$	150,064	(1,308)
Swap	Exchange rate	Up to 07/2013	US$ + 7%	R$ (76% from CDI)	56,112	1,031
Swap	Exchange rate	From 10/2011 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% from CDI)	330,750	(16,702)
Swap	Interest rate	From 08/2012 to 06/2018	US$ + LIBOR 3M + 1.43%	US$ + 3.92%	375,160	(18,102)
Swap	Interest rate	From 07/2012 to 02/2019	US$ + LIBOR 6M + 1.77%	US$ + 4.80%	1,095,199	(74,176)
Swap	Interest rate	Up to 11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.70%	187,580	(3,593)
					5,717,156	(199,633)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	US$	ARS (Pre- of 13.45%)	11,255	(47)
NDF	Exchange rate	Up to 03/2012	US$ (Pre of 0.54%)	EUR	60,855	515
Swap	Interest rate	Up to 05/2012	US$ + LIBOR 3M + 3.85%	US$ + 5.78%	56,274	(356)
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 9.62%)	US$ + 1.40%	359,369	(47,802)
Options	Live cattle	From 01/2012 to 10/2012	R$	R$	33,635	348
NDF	Live cattle	Up to 09/2012	R$	R$	1,679	29
Future contract	Exchange rate	Up to 01/2012	US$	R$	65,801	(292)
Future contract	Live cattle	Up to 10/2012	R$	R$	10,967	4
					599,835	(47,601)
					6,316,991	(247,234)

 (1) The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg and BM&F.

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.1.3.   Options

As of June 30, 2012, the Company did not have any currency options designated or not as cash flow hedge.

55

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.       Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

4.2.1.   Non-deliverable forwards - NDF

BR GAAP and IFRS
Parent company and Consolidated
06.30.12
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average USD	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
July 2012	(28,904)	(28,092)	185,000	1.8700	(1,716)	(1,469)	33,000	2.5155	(2,257)	(2,245)	9,500	2.9393
August 2012	(9,719)	(8,488)	76,000	1.9150	(1,525)	(1,176)	23,000	2.5143	(1,857)	(1,769)	8,000	2.9618
September 2012	(13,736)	(11,460)	146,000	1.9587	(14)	227	19,000	2.5919	(1,420)	(1,316)	8,000	3.0339
October 2012	(27,226)	(22,994)	197,000	1.9269	(1,191)	(518)	28,000	2.5705	(2,190)	(1,950)	9,000	2.9922
November 2012	(18,801)	(15,040)	174,000	1.9664	(1,033)	(534)	20,000	2.5735	(1,645)	(1,458)	7,500	3.0267
December 2012	(26,670)	(22,164)	198,000	1.9482	(1,632)	(812)	21,000	2.5714	(1,599)	(1,360)	7,800	3.0602
January 2013	(23,113)	(19,970)	135,000	1.9181	(1,609)	(947)	16,000	2.5594	(1,889)	(1,638)	6,500	2.9909
February 2013	(17,229)	(14,518)	79,000	1.8881	(1,214)	(698)	9,000	2.5510	(1,353)	(1,166)	4,500	2.9941
March 2013	(17,372)	(13,402)	132,000	1.9798	(955)	(185)	15,000	2.6259	(1,092)	(842)	6,100	3.1288
April 2013	(9,657)	(5,061)	137,000	2.0551	65	808	17,000	2.6978	(3)	143	6,000	3.3111
May 2013	2,839	4,014	85,000	2.1517	(257)	336	12,000	2.6881	(3)	99	5,500	3.3165
	(189,588)	(157,175)	1,544,000	1.9552	(11,081)	(4,968)	213,000	2.5772	(15,308)	(13,502)	78,400	3.0548

56

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.2.    Interest rate and currency swap

BR GAAP and IFRS
Parent company and Consolidated
06.30.12
Assets	Liabilities		Maturity		Balance
(Hedged object)	(Protected risk)	Notional	date	(contract curve)	(MTM)
Libor 6M + 1.75% p.a.	4.22% p.a.	US$13,000	07.25.12	(190)	(220)
Libor 6M	4.06% p.a.	US$32,143	07.22.13	(904)	(2,039)
Libor 6M + 0.80% p.a.	4.31% p.a.	US$18,000	08.23.13	(340)	(944)
Libor 6M + 0.80% p.a.	4.36% p.a.	US$12,000	07.19.13	(293)	(644)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$10,000	08.20.12	(69)	(153)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$20,000	08.15.12	(158)	(309)
Libor 3M + 0.5% p.a.	3.96% p.a.	US$20,000	08.10.12	(175)	(309)
Libor 6M	3.82% p.a.	US$8,000	03.20.13	(142)	(364)
Libor 6M	3.79% p.a.	US$12,000	02.13.13	(266)	(532)
Libor 6M + 1.65% p.a.	4.15% p.a.	US$10,000	05.10.13	(48)	(242)
Libor 6M + 0.60% p.a.	2.98% p.a.	US$50,000	12.19.12	(739)	(1,510)
Libor 6M + 0.60% p.a.	2.99% p.a.	US$50,000	11.26.12	(60)	(745)
Libor 6M + 1.55% p.a.	3.55% p.a.	US$30,000	07.02.12	(121)	(122)
Libor 12M + 0.71% p.a.	3.57% p.a.	US$50,000	11.19.12	(1,110)	(1,833)
Libor 12M + 0.71% p.a.	3.82% p.a.	US$50,000	11.26.12	(1,222)	(2,066)
Libor 3M	0.78% p.a.	US$50,000	08.03.12	(46)	(74)
Libor 6M + 2.82% p.a.	5.86% p.a.	US$100,000	01.22.18	(1,605)	(22,622)
Libor 3M + 2.60% p.a.	5.47% p.a.	US$100,000	06.18.18	(270)	(21,065)
Libor 6M + 2.70% p.a.	5.90% p.a.	US$100,000	02.01.19	(1,531)	(26,411)
Libor 6M + 2.70% p.a.	5.88% p.a.	US$100,000	02.01.19	(1,518)	(26,154)
Libor 3M + 2.35% p.a.	3.07% p.a.	US$100,000	06.12.15	(3)	(644)
7% p.a.	76.00% CDI	US$35,000	07.15.13	548	2,599
Libor 3M + 2,50% p.a.	92.50% CDI	US$38,889	10.01.13	(711)	(1,891)
Libor 3M + 4,50% p.a.	100.00% CDI	US$77,778	12.23.13	(105)	(3,450)
R$ + 9.80%	US$ + 1.71%	US$40,000	03.17.14	(15,201)	(12,106)
R$ + 9.70%	US$ + 1.53%	US$30,000	03.17.14	(12,573)	(10,195)
R$ + 9.70%	US$ + 1.45%	US$70,000	03.17.14	(29,040)	(23,328)
R$ + 9.80%	US$ + 1.68%	US$30,000	03.17.14	(11,882)	(9,545)
R$ + 9.80%	US$ + 1.65%	US$30,000	03.17.14	(11,520)	(9,150)
				(91,294)	(176,068)

57

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.3.     Fixed exchange rate

BR GAAP and IFRS
Parent company and Consolidated
06.30.12
R$ x USD
Maturities	Curve	MTM	Notional	Average USD
November 2012	(73)	106	10,000	2.0670
January 2013	(251)	139	15,000	2.0825
February 2013	(62)	285	10,000	2.1103
March 2013	(956)	142	20,000	2.0954
April 2013	(541)	17	20,000	2.0961
	(1,883)	689	75,000	2.0912

4.2.4.   Exports pre-payments – PPEs

The position of the PPEs designated as hedge accounting is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
06.30.12
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM
			From 07.2012
PPE	Foreign Market Sales	US$ (E.R.)	to 02.2019	544,032	1,099,651

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$79,392, net of income tax of R$40,899.

4.3.       Gains and losses of derivative financial instruments

The amounts of gains and losses resulting from derivative financial instruments for the three-month period ended June 30, 2012 were recorded in the statements of income as financial income or expenses, while the unrealized gains and losses were recognized in the shareholders’ equity, are shown below:

58

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	Shareholders' equity		Statement of income
	06.30.12	12.31.11	06.30.12	06.30.11
Derivatives for the purpose of protection
Foreign exchange risks	(177,431)	(101,129)	(64,591)	(2,569)
Interest rate risk	(48,035)	(46,050)	(7,759)	(7,085)
	(225,466)	(147,179)	(72,350)	(9,654)
Derivatives for the purpose of financial results
Interest rate risk	-	-	-	(625)
Foreign exchange risks	-	-	(14,141)	6,028
Live cattle market risk	-	-	1,002	(344)
	-	-	(13,139)	5,059
	(225,466)	(147,179)	(85,489)	(4,595)

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	06.30.12	12.31.11	06.30.12	06.30.11
Derivatives for the purpose of protection
Foreign exchange risks	(177,431)	(101,129)	(64,591)	(2,569)
Interest rate risk	(98,192)	(85,698)	(10,810)	(9,617)
	(275,623)	(186,827)	(75,401)	(12,186)

Derivatives for the purpose of financial results
Interest rate risk	-	-	-	(625)
Foreign exchange risks	-	-	(15,930)	4,655
Live cattle market risk	-	-	1,002	(344)
	-	-	(14,928)	3,686
	(275,623)	(186,827)	(90,329)	(8,500)

The gains and losses from derivative financial instruments designated as hedge accounting, recorded in the shareholders’ equity, are represented by a loss of R$198,965, net of income tax of R$76,658.

4.3.1.    Breakdown by category of the balances of financial instruments – except derivatives:

	BR GAAP
	Parent company
	06.30.12
	Loans and receivables	Available for sale	Trading securities	Financial liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,866,542	-	-	-	1,866,542
Credit notes	95,224	-	-	-	95,224
Fair value
Marketable securities	-	1,225	223,626	-	224,851
Liabilities
Amortized cost
Trade accounts payable	-	-	-	(1,344,932)	(1,344,932)
Loans and financing
Local currency	-	-	-	(1,517,400)	(1,517,400)
Foreign currency	-	-	-	(2,866,104)	(2,866,104)
	1,961,766	1,225	223,626	(5,728,436)	(3,541,819)

59

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	12.31.11
	Loans and receivables	Available for sale	Trading securities	Financial liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,429,793	-	-	-	1,429,793
Credit notes	100,783	-	-	-	100,783
Fair value
Marketable securities	-	1,685	761,850	-	763,535

Liabilities
Amortized cost
Trade accounts payable	-	-	-	(1,270,696)	(1,270,696)
Loans and financing
Local currency	-	-	-	(1,774,291)	(1,774,291)
Foreign currency	-	-	-	(1,268,830)	(1,268,830)
	1,530,576	1,685	761,850	(4,313,817)	(2,019,706)

	BR GAAP and IFRS
	Consolidated
	06.30.12
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	260,577	-	260,577
Trade accounts receivable	2,773,780	-	-	-	-	2,773,780
Credit notes	200,474	-	-	-	-	200,474
Fair value
Marketable securities	-	257,072	316,628	-	-	573,700
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,772,448)	(2,772,448)
Loans and financing
Local currency	-	-	-	-	(2,951,104)	(2,951,104)
Foreign currency	-	-	-	-	(6,672,060)	(6,672,060)
	2,974,254	257,072	316,628	260,577	(12,395,612)	(8,587,081)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	236,804	-	236,804
Trade accounts receivable	3,210,232	-	-	-	-	3,210,232
Credit notes	204,257	-	-	-	-	204,257
Fair value
Marketable securities	-	235,150	1,054,105	-	-	1,289,255

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681,343)	(2,681,343)
Loans and financing
Local currency	-	-	-	-	(3,329,706)	(3,329,706)
Foreign currency	-	-	-	-	(4,723,824)	(4,723,824)
	3,414,489	235,150	1,054,105	236,804	(10,734,873)	(5,794,325)

60

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.       Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically related to the disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09.

Management concluded that balances of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value recognition due to the short-term cycle of these operations.

The book value of financing and loans in the quarterly financial information  approximate the fair value as the major portion of the total gross debt bears interest based on the variation of TJLP,  LIBOR and CDI, except the capital markets transactions (Bond). On June 30, 2012, the fair value adjustment for Bond (“BRFSBZ”) is represented by a negative impact of R$306,909, being R$48,511 attributable to the Sadia Bonds (“BRFSBZ6”), R$202,447 attributable to the BFF Notes  (“BRFSBZ7”) and R$49,951 attributable to the BRF Notes (“BRFSBZ5”). This impact were measured only for disclosure matters, not being recorded in the Company´s financial statements.

4.4.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

	BR GAAP
	Parent company
	06.30.12		12.31.11
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	1,182,766	1,182,766	68,755	68,755
Marketable securities
Available for sale	1,225	1,225	1,685	1,685
Trading securities	223,626	223,626	761,850	761,850
Trade accounts receivable, net	1,866,542	1,866,542	1,429,793	1,429,793
Notes receivable	95,224	95,224	100,783	100,783
Loans and financing	(2,862,900)	(2,862,900)	(3,043,121)	(3,043,121)
Bonds BRF	(1,520,604)	(1,570,555)	-	-
Trade accounts payable	(1,344,932)	(1,344,932)	(1,270,696)	(1,270,696)
Other financial assets	11,384	11,384	22,944	22,944
Other financial liabilities	(322,339)	(322,339)	(227,891)	(227,891)
	(2,670,008)	(2,719,959)	(2,155,898)	(2,155,898)

61

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	06.30.12		12.31.11
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	2,106,932	2,106,932	1,366,843	1,366,843
Marketable securities
Available for sale	257,072	257,072	235,150	235,150
Trading securities	316,628	316,628	1,054,105	1,054,105
Held to maturity	260,577	263,531	236,804	241,503
Trade accounts receivable, net	2,773,780	2,773,780	3,210,232	3,210,232
Notes receivable	200,474	200,474	204,257	204,257
Loans and financing	(6,050,616)	(6,050,616)	(6,149,842)	(6,149,842)
Bonds BRF	(1,520,604)	(1,570,555)	-	-
Bonds BFF	(1,543,145)	(1,751,592)	(1,431,514)	(1,580,992)
Bonds Sadia	(508,799)	(557,310)	(472,174)	(509,399)
Trade accounts payable	(2,772,448)	(2,772,448)	(2,681,343)	(2,681,343)
Other financial assets	11,384	11,384	23,459	23,459
Other financial liabilities	(377,336)	(377,336)	(270,693)	(270,693)
	(6,846,101)	(7,150,056)	(4,674,716)	(4,856,720)

4.4.2.   Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

	BR GAAP
	Parent company
	06.30.12
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Shares	1,225	-	-	1,225
Held for trading
Bank deposit certificates	-	126,686	-	126,686
Financial treasury bills	96,940	-	-	96,940
Other financial assets
Derivatives designed as hedge	-	10,314	-	10,314
Derivatives not designated as hedge	-	1,070	-	1,070
	98,165	138,070	-	236,235
Liabilities
Financial Liabilities
Other financial liabilities
Derivatives designed as hedge	-	(308,130)	-	(308,130)
Derivatives not designated as hedge	-	(14,209)	-	(14,209)
	-	(322,339)	-	(322,339)

62

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	465,804	-	465,804
Financial treasury bills	296,046	-	-	296,046
Other financial assets
Derivatives designed as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	584	-	584
	297,731	488,748	-	786,479
Liabilities
Financial Liabilities
Other financial liabilities
Derivatives designed as hedge	-	(179,238)	-	(179,238)
Derivatives not designated as hedge	-	(48,653)	-	(48,653)
	-	(227,891)	-	(227,891)

	BR GAAP and IFRS
	Consolidated
	06.30.12
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Credit linked notes	165,230	-	-	165,230
Brazilian foreign debt securities	90,617	-	-	90,617
Shares	1,225	-	-	1,225
Held for trading:
Bank deposit certificates	-	219,688	-	219,688
Financial treasury bills	96,940	-	-	96,940
Other financial asset
Derivatives designated as hedge	-	10,314	-	10,314
Derivatives not designated as hedge	-	1,070	-	1,070
	354,012	231,072	-	585,084
Liabilities
Financial Liabilities
Other financial liabilities:
Derivatives designated as hedge	-	(361,338)	-	(361,338)
Derivatives not designated as hedge	-	(15,998)	-	(15,998)
	-	(377,336)	-	(377,336)

62

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Credit linked notes	146,954	-	-	146,954
Brazilian foreign debt securities	86,511	-	-	86,511
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	698,968	-	698,968
Financial treasury bills	355,137	-	-	355,137
Other financial assets
Derivatives designated as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	1,099	-	1,099
	590,287	722,427	-	1,312,714
Liabilities
Financial Liabilities
Other financial liabilities
Derivatives designated as hedge	-	(221,993)	-	(221,993)
Derivatives not designated as hedge	-	(48,700)	-	(48,700)
	-	(270,693)	-	(270,693)

The valuation methodology used by the Company is the same that was disclosed in note 4 to the financial statement as of December, 31 2011.

4.5.       Credit management

On June 30, 2012, the Company had financial investments over R$10,000 at the following financial institutions: Banco do Brasil, Banco Santander, Banco Itaú Unibanco, Deutsche Bank, Credit Suisse, Banco Bradesco, BTG Pactual, Citigroup, Erste Bank, Banco do Nordeste and Caixa Econômica Federal.

The Company also held derivative contracts with the following financial institutions: Banco Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Banco Itaú Unibanco, Rabobank, Merrill Lynch, Deutsche Bank, Banco Votorantim, Banco Bradesco, JP Morgan, Morgan Stanley, Standard Bank, Goldman Sachs, Barclays Bank, ING Bank and Banco Safra.

4.6.       Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of June 30, 2012:

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	06.30.12
	Book value	Cash flow contracted	Up to 6 months	2013	2014	2015	2016	After 5 years
Non derivatives financial liabilities
Loans and financing	2,862,900	3,047,553	1,017,551	621,140	468,454	93,151	78,402	768,855
Bonds	1,520,604	2,406,612	44,532	89,064	89,064	89,064	89,064	2,005,824
Trade accounts payable	1,344,932	1,344,932	1,344,932	-	-	-	-	-
Capital lease	71,780	76,043	20,424	34,454	11,274	5,416	4,475	-
Operational lease	303,535	303,535	43,483	72,127	57,759	35,233	22,943	71,990

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	122,860	95,519	5,503	36,211	23,953	9,033	9,083	11,736
Currency derivatives (NDF)	185,086	9,074	34,277	(25,203)	-	-	-	-
Fixed exchange rate	184	184	-	184	-	-	-	-
Not designated as hedge accounting
Currency derivatives (Future)	8,290	8,290	8,290	-	-	-	-	-
Interest rate derivatives	5,851	(3,539)	(1,221)	(1,688)	(747)	117	-	-
Commodities derivatives	68	68	68	-	-	-	-	-

	BR GAAP and IFRS
	Consolidated
	06.30.12
	Book value	Cash flow contracted	Up to 6 months	2013	2014	2015	2016	After 5 years
Non derivatives financial liabilities
Loans and financing	6,050,616	6,525,444	2,697,922	1,143,817	742,377	345,302	133,241	1,462,785
Bonds BRF	3,063,749	4,801,852	99,486	198,972	198,972	198,972	198,972	3,906,478
Bonds Sadia	508,799	679,031	17,371	34,741	34,741	34,741	34,741	522,696
Trade accounts payable	2,772,448	2,772,448	2,772,448	-	-	-	-	-
Capital lease	106,717	114,178	33,678	57,173	13,436	5,416	4,475	-
Operational lease	408,166	408,166	55,556	84,170	69,396	45,486	33,139	120,419

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	176,068	158,983	10,471	46,078	33,717	18,525	18,357	31,835
Currency derivatives (NDF)	185,086	9,074	34,277	(25,203)	-	-	-	-
Fixed exchange rate	184	184	-	184	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	1,789	5,974	5,974	-	-	-	-	-
Currency derivatives (future)	8,290	8,290	8,290	-	-	-	-	-
Interest rate derivatives	5,851	(3,539)	(1,221)	(1,688)	(747)	117	-	-
Commodities derivatives	68	68	68	-	-	-	-	-

4.7.       Commodity price risk management

During the first semester of 2012, the Company utilized derivative instruments to mitigate the exposure to live cattle prices variation.

The contracts are recorded at fair value through financial result.

On June 30, 2012, the Company held a short position in the BM&F of 1,859 future contracts (150 contracts as of December 31, 2011) with maturity dates between August and December 2012.

In the counter market, the Company held a short position of 75 contracts with maturity dates in 2012. Additionally, through the utilization of options, the Company also held a short position of 1,975 allotments (600 allotments as of December 31, 2011), as described in note 4.1.2.

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Explanatory Notes

(in thousands of Brazilian Reais)

4.8.       Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable portion of its floating interest rates debts by using derivative financial instruments (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is the one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments, which is increased by the amortization flow of PPEs designated as hedge accounting.

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Explanatory Notes

(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dollar		2.0213	1.8192	1.5160	2.5266	3.0320
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(96,817)	230,432	721,304	(914,938)	(1,733,059)
Pre payment export	Devaluation of R$	(120,291)	(10,326)	154,621	(395,204)	(670,117)
Bonds	Devaluation of R$	-	30,320	75,799	(75,799)	(151,598)
Swaps	Devaluation of R$	-	40,426	101,065	(101,065)	(202,130)
Exports	Appreciation of R$	133,689	(231,624)	(779,593)	1,046,972	1,960,255
Net effect		(83,419)	59,228	273,196	(440,034)	(796,649)
Statement of income		-	-	-	-	-
Shareholders' equity		(83,419)	59,228	273,196	(440,034)	(796,649)

Parity - Brazilian Reais x Euro		2.5606	2.3045	1.9205	3.2008	3.8409
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	3,540	58,081	139,892	(132,812)	(269,164)
Exports	Appreciation of R$	(3,540)	(58,081)	(139,892)	132,812	269,164
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		3.1706	2.8535	2.3780	3.9633	4.7559
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(9,079)	15,778	53,065	(71,223)	(133,367)
Exports	Appreciation of R$	9,079	(15,778)	(53,065)	71,223	133,367
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

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Explanatory Notes

(in thousands of Brazilian Reais)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to Board and Directors for assessment the performance of each segment and allocating resources.

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign markets, dairy products and food service. Therefore the information as of June 30, 2011 is being restated. The reportable segments identified primarily observe division by sales channel.

(i)     Domestic market: includes the Company´s sales executed in the Brazilian territory, except those relating to products in the dairy and the food service channel.

(ii)    Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

(iii)  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.

(iv)  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, kitchens, etc.

Hence, these segments are subdivided according to the nature of the products and characteristics described below:

(i)     Poultry:  involves the production and trade of whole poultry and poultry cuts in-natura.

(ii)    Pork and beef cuts: involves the production and trade of cuts in-natura.

(iii)  Processed:  involves the production and trade of processed foods, frozen and processed derivatives of poultry, pigs and cattle.

(iv)  Other processed products: involves the production and trade of processed foods like margarine and vegetable products and soy.

(v)    Milk:  involves the production and trade of pasteurized and UHT milk.

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Explanatory Notes

(in thousands of Brazilian Reais)

(vi)  Dairy products and other drinks: involves the production and trade of milk related foods, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

(vii) Others:  involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

Net sales	BR GAAP and IFRS
	Consolidated
	06.30.12	06.30.11
Domestic market:
Poultry	530,019	600,956
Porks/beef	422,543	374,955
Processed products	3,246,252	3,261,683
Other processed	1,353,558	963,440
Other	394,819	266,187
	5,947,191	5,467,221
Foreign market:
Poultry	3,463,764	3,273,902
Porks/beef	859,631	787,042
Processed products	732,854	823,606
Other processed	114,451	26,398
Other	7,722	22,867
	5,178,422	4,933,815
Dairy products:
Milk	709,996	787,184
Dairy products	637,706	483,874
	1,347,702	1,271,058
Food service:
Poultry	157,624	140,796
Porks/beef	112,447	71,835
Processed products	359,051	404,807
Other processed	76,812	25,310
	705,934	642,748
	13,179,249	12,314,842

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Explanatory Notes

(in thousands of Brazilian Reais)

The operating results before financial income (expenses) for each of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.12	06.30.11
Operating income:
Domestic market	465,819	548,532
Foreign market	10,104	394,259
Dairy products	1,907	10,283
Food service	70,788	84,831
	548,618	1,037,905

No customer was individually responsible for more than 5% of the total revenue earned in the three month period ended June 30, 2012.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
	Consolidated
	06.30.12	06.30.11
Export net revenues per market:
Foreign market	5,178,422	4,933,815
Dairy products	117	5
Food service	114,553	89,035
	5,293,092	5,022,855

Export net revenues by region is presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.12	06.30.11
Export net revenues per region:
Europe	884,715	880,209
Far East	1,196,593	1,131,217
Middle East	1,745,302	1,597,965
Eurasia (including Russia)	454,287	498,938
America / Africa / Other	1,012,195	914,526
	5,293,092	5,022,855

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Total
	06.30.12 (1)	12.31.11	06.30.12	12.31.11	06.30.12	12.31.11
Domestic market	1,108,601	1,153,790	982,478	1,065,478	2,091,079	2,219,268
Foreign market	1,576,977	1,074,384	190,522	190,522	1,767,499	1,264,906
Dairy products	561,757	664,102	-	-	561,757	664,102
Food service	89,964	81,539	-	-	89,964	81,539
	3,337,299	2,973,815	1,173,000	1,256,000	4,510,299	4,229,815
(1) Goodwill write-down due to the TCD note 1.2

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

6.            BUSINESS COMBINATION AND OTHER ACQUISITIONS

During the period ended June 30, 2012, there was an increase in the goodwill allocation of the acquisition of Heloísa in the amount of R$7,296, due to an adjustment in the opening balance of the subsidiary. There were no changes deriving from the goodwill allocation of the acquisition of the subsidiaries Avex and Dánica group.

6.1         Quickfood

In the Extraordinary General Shareholder´s Meeting occurred in May 23, 2012, the shareholders ratified the approval of the acquisition, through assets exchange, of the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood, according to the terms and conditions established in the Asset Exchange and Other Agreements, signed in March 20, 2012 with the effective conclusion in June 11, 2012.

In order to operationalize the disposal of the assets listed in the TCD, the Company utilized its subsidiary Athena for this sale. Therefore, the following corporate acts were performed:

(i)        the wholly-owned subsidiary Sadia made a capital increase in Athena in the amount of R$341,365, which was paid with assets of its property included in the TCD;

(ii)       the subsidiary Sino dos Alpes made a capital increase in Athena in the amount of R$5,174, which was paid with assets of its property included in the TCD;

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Explanatory Notes

(in thousands of Brazilian Reais)

(iii)      BRF made a capital increase in Athena in the amount of R$158,236, which was paid with assets of its property included in the TCD; and

(iv)      on May 31, 2012, BRF acquired the book value of the equity interest held by Sino dos Alpes and Sadia of the capital of Athena.

In summary, the consolidated assets of TCD transferred to Marfrig are presented below:

ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and cash equivalents	3,834	Short term debts	7,847
Trade accounts receivable	7,240	Trade accounts payable	4,891
Inventories	125,689	Social and labor obligations	33,451
Others	1,709	Tax obligations	1,652
	138,472	Other obligations	1,418
			49,259

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Deferred taxes	4,203	Long term debts	16
Judicial deposits	746	Tax obligations	3,660
Others assets	802	Other obligations	935
Investments	8		4,611
Property, plant and equipment	510,149
	515,908	NET ASSETS	600,510

TOTAL ASSETS	654,380	TOTAL LIABILITIES	654,380

The transactions with Marfrig was accounted as a business combination in accordance with CVM Deliberation No. 665/11, mainly due to the fact that Athena is a business, including inputs, process and outputs, which when integrated into the acquirer's business, started to generate outputs as determined by it.

The business Athena was evaluated by independent experts and the fair value attributed to this group of assets corresponded to R$928,000.

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Explanatory Notes

(in thousands of Brazilian Reais)

The table below depicts the loss and non-allocated goodwill generated in this business combination:

Fair value of Athena	928,000

Book value of Athena	(600,510)
Write-off of goodwill originated from the expectation of future profitability, fair value and trade mark
related to the assets transfered	(266,828)
Total book value	(867,338)

Difference between the fair value and book value of Athena	60,662

Fair value of Athena	928,000
Consideration receivable	(350,000)
Remaining fair value	578,000
Fair value of the equity interest acquired from Quickfood	463,581
Difference between the remaining fair value and Quickfood's fair value	(114,419)

Income statement net impact deriving from the execution of TCD	(53,757)
Other losses deriving from the execution of TCD	(15,581)
Total of results of TCD before taxes	(69,338)

Fair value of the equity interest acquired from Quickfood	463,581
Payment for the working capital acquisition	35,609
Value of the investment on Quickfood at the acquisition date	499,190
Net assets acquired	77,675
Non allocated goodwill	421,515

Quickfood is a public company located in Buenos Aires, Argentina. The total equity interest acquired corresponds to 90.05% equivalent to 32,841,224 common shares.

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Explanatory Notes

(in thousands of Brazilian Reais)

The accounting impacts in the statement of income deriving from the execution of TCD are accounted for in the other operating results and are presented as follows:

Fair value of Quickfood	463,580
Consideration receivable	350,000
Fair value of the consideration received	813,580

Cost of goods sold	123,390
Cost of the equity interest transferred	508,730
Social obligations transferred	(31,610)
Book value of Athena	600,510

Fair value of property, plant and equipments transfered from Sadia	112,722
Fair value of trade marks transferred from Sadia	83,000
Fair value of outgrowers guarantees	(4,674)
Goodwill originated from the expectation of future profitability from Sadia	75,780
Total write-off	266,828
Losses from tax credits related to property, plant and equipments transferred	9,051
Other losses	6,530
Total of other losses	15,581

Total of results of TCD before taxes	(69,339)

The identifiable assets acquired and liabilities assumed on the acquisition date were not included in the consolidated quarterly information, presented herein, and therefore, were recorded as investments and are summarized below:

ASSETS		LIABILITIES
CURRENT ASSETS		CURRENT LIABILITIES
Cash and cash equivalents	22,796
Trade accounts receivable	113,591	Trade accounts payable	108,067
Inventories	47,189	Social and labor obligations	13,518
Others	2,035	Tax obligations	3,140
	185,611	Other obligations	4,466
			129,191

NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Judicial deposits	859	Long term debts	13,528
Investments	73	Tax obligations	332
Property, plant and equipment	43,895	Other obligations	9,956
Intangible	229		23,816
	45,056
		NET ASSETS	77,675

		NON-CONTROLLING INTEREST	(15)

TOTAL ASSETS	230,667	TOTAL LIABILITIES	230,667

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Explanatory Notes

(in thousands of Brazilian Reais)

The Company’s Management did not include the Quickfood’s financial statement position in the consolidated financial information, because the amounts involved are not material in relation to the consolidated financial information taken as a whole.

The subsidiary Quickfood has no significant future commitments except those related to the purchase of raw material and sell of frozen vegetables agreed with Marfrig.

The statement of income for the six month period ended June 30, 2012 does not included the operating result generated by Quickfood.

As the operating results from previous years of Quickfood comprise the beef operation, which was not subject to the Company’s acquisition, it was not possible to estimate the impacts in the net income of the period, considering that the business combination had occurred on January 1, 2012. However, the understanding of the Company is that if the operating results could be estimated, the impact would be not relevant in relation to the consolidated financial information.

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Explanatory Notes

(in thousands of Brazilian Reais)

7.            CASH AND CASH EQUIVALENTS

	Average rate p.a.	BR GAAP		BR GAAP and IFRS
		Parent company		Consolidated
		06.30.12	12.31.11	06.30.12	12.31.11
Cash and bank accounts:
U.S. Dollar	-	1,082,687	187	1,088,749	17,221
Brazilian Reais	-	36,067	16,973	71,375	65,174
Euro	-	181	240	63,907	43,746
Other currencies	-	-	-	28,832	3,928
		1,118,935	17,400	1,252,863	130,069
Highly liquid investments:
In Brazilian Reais:
Investment funds	8.37%	11,522	11,313	12,896	12,367
		11,522	11,313	12,896	12,367
In U.S. Dollar:
Interest bearing account	0.05%	202	-	161,957	42,065
Term deposit	0.59%	32,341	-	234,769	371,344
Overnight	0.16%	16,502	28,001	187,060	458,236
In Euro:
Interest bearing account	0.06%	3,264	12,041	117,835	235,237
Term deposit	0.57%	-	-	87,953	82,372
Overnight	0.13%	-	-	5,929	17,815
Other Currencies:
Interest bearing account	0.02%	-	-	45,670	17,338
		52,309	40,042	841,173	1,224,407
		1,182,766	68,755	2,106,932	1,366,843

8.            MARKETABLE SECURITIES

	WATM (*)	Currency	Average interest rate p.a.	BR GAAP		BR GAAP and IFRS
				Parent company		Consolidated
				06.30.12	12.31.11	06.30.12	12.31.11
Available for sale
Credit linked notes	6.71	US$	4.88%	-	-	165,230	146,954
Brazilian foreign debt securities	2.21	US$	9.27%	-	-	90,617	86,511
Shares	-	R$	-	1,225	1,685	1,225	1,685
				1,225	1,685	257,072	235,150
Held for trading
Bank deposit certificates	2.58	R$	9.00%	126,686	465,804	219,688	698,968
Financial treasury bills	1.59	R$	8.40%	96,940	296,046	96,940	355,137
				223,626	761,850	316,628	1,054,105
Held to maturity
Credit linked notes	1.51	US$	4.96%	-	-	134,790	166,784
National treasury certificates	7.78	R$	16.19%	-	-	75,872	70,020
Financial treasury bills	5.26	R$	8.40%	-	-	49,915	-
				-	-	260,577	236,804
				224,851	763,535	834,277	1,526,059
Current				224,851	763,535	641,113	1,372,671
Non-current				-	-	193,164	153,388
(*) Weighted average maturity in years.

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Explanatory Notes

(in thousands of Brazilian Reais)

There were no changes in the characteristics of the modalities of marketable securities presented above, when compared to the information disclosed in the annual financial statements as of December 31, 2011 (note 8).

The national treasury certificates classified as held to maturity are pledged as collateral for the loan obtained through the Special Program Asset Restructuring ("PESA"), see note 19 of these quarterly financial information.

The unrealized gain by the change in fair value of the marketable securities available for sale, recorded in equity as of June 30, 2012 is R$11,642, net of income tax of R$501.

Additionally, on June 30, 2012, of the total of marketable securities, R$43,950  (R$88,177 as of December 31, 2011) were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”).

On June 30, 2012, the maturities of the non-current marketable securities is as follows:

BR GAAP and IFRS
Maturities	Consolidated
2013	67,377
2017	49,915
2020	75,872
193,164

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.8.

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Explanatory Notes

(in thousands of Brazilian Reais)

9.            TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Current
Domestic third parties	680,836	949,489	1,405,219	1,863,996
Domestic related parties	267,495	44,959	-	-
Foreign third parties	82,716	37,422	1,402,988	1,375,472
Foreign related parties	840,177	409,061	-	-
( - ) Estimated losses on doubtful accounts	(16,622)	(13,557)	(46,384)	(31,655)
	1,854,602	1,427,374	2,761,823	3,207,813
Credit notes	28,684	25,236	51,503	56,935
	1,883,286	1,452,610	2,813,326	3,264,748
Non-current
Domestic third parties	49,899	51,802	83,030	53,060
Foreign third parties	537	499	694	3,948
( - ) Adjustment to present value	(593)	(670)	(593)	(670)
( - ) Estimated losses on doubtful accounts	(37,903)	(49,212)	(71,174)	(53,919)
	11,940	2,419	11,957	2,419
Credit notes	66,540	75,547	148,971	147,322
	78,480	77,966	160,928	149,741

The rollforward of estimated losses from doubtful accounts is presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Beginning balance	62,769	38,613	85,574	62,839
Additions	21,930	73,712	98,005	112,406
Reversals	(21,884)	(34,935)	(51,859)	(65,279)
Write-offs	(8,329)	(14,677)	(14,482)	(24,596)
Exchange rate variation	39	56	320	204
Ending balance	54,525	62,769	117,558	85,574

The expense of the estimated losses on doubtful accounts was recorded as selling expenses in the statement of income. When efforts to recover accounts receivable prove unsuccessful, the amounts are written-off.

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
60 to 90 days	-	-	-	14,855
91 to 120 days	133	2,233	361	3,468
121 to 180 days	9	1,250	7,693	1,317
181 to 360 days	577	602	4,622	1,469
More than 360 days	1,835	1,397	1,835	15,466
	2,554	5,482	14,511	36,575

The receivables excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Current	1,858,273	1,404,775	2,665,953	2,924,510
Overdue:
From 01 to 60 days	8,354	22,169	97,135	251,163
From 61 to 120 days	6,007	7,488	18,168	30,298
From 121 to 180 days	5,564	4,388	23,851	13,064
From 181 to 360 days	4,587	4,366	14,817	8,517
More than 360 days	38,875	50,046	72,007	68,924
( - ) Adjustment to present value	(593)	(670)	(593)	(670)
( - ) Estimated losses on doubtful accounts	(54,525)	(62,769)	(117,558)	(85,574)
	1,866,542	1,429,793	2,773,780	3,210,232

10.         INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Finished goods	781,117	708,162	1,880,394	1,633,492
Goods for resale	10,720	7,270	19,262	8,575
Work in process	68,413	85,700	131,981	316,875
Raw materials	98,592	112,490	464,973	214,630
Packaging materials	39,089	61,539	72,699	99,925
Secondary materials	72,259	71,341	192,733	153,898
Warehouse	71,841	71,972	111,573	112,001
Goods in transit	10,977	4,291	43,347	26,147
Imports in transit	9,793	13,357	61,799	83,640
Advances to suppliers	22,017	30,028	22,042	30,028
	1,184,818	1,166,150	3,000,803	2,679,211

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The write-offs of products sold from inventories to cost of sales during the six-month period ended June 30, 2012, totaled R$5,635,986 at the parent company and R$10,346,610 in the consolidated (on June 30, 2011, R$4,859,978 at the parent company and R$9,208,444 in the consolidated). Such amounts include the additions and reversals of inventory provisions presented in the table below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Write-offs	06.30.12
Provision for losses to the disposable value	(19,899)	(14,260)	21,320	-	(12,839)
Provision for deterioration	(3,404)	(5,142)	-	1,928	(6,618)
Provision for obsolescence	(629)	(4,322)	-	882	(4,069)
	(23,932)	(23,724)	21,320	2,810	(23,526)

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	Write-offs	Exchange rate variation	06.30.12
Provision for losses to the disposable value	(41,963)	(43,115)	53,660	-	815	(30,603)
Provision for deterioration	(12,841)	(11,265)	-	10,562	56	(13,488)
Provision for obsolescence	(3,223)	(5,882)	-	3,380	-	(5,725)
	(58,027)	(60,262)	53,660	13,942	871	(49,816)

The additions presented in the provision for inventory losses are mainly related to the decrease in the foreign market sales price of griller and the domestic market of whole poultry in-natura which occurred during the first semester. The reversals recorded during the quarter are related to the decrease in the critical inventory of griller chicken and to the recovery of the foreign market sales price as from March 2012.

Additionally, during the six-month period ended June 30, 2012, there were write-offs of inventories in the amount of R$15,272 at the parent company and R$24,163 in the consolidated (on June 30, 2011, R$20,581 at the parent company and R$21,174 in the consolidated), referring to deteriorated items, which have been charged to the statement of income.

Management expects inventories to be recovered in a period of less than 12 months.

On June 30, 2012, R$35,938 (R$67,079 as of December 31, 2011) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

11.         BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories were separated into consumable and for production.

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of breeding, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of our products derives from the manufacturing process and not from obtaining in-natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. Therefore, Management maintained the biological assets at formation cost.

During the six-month period ended June 30, 2012, Management did not identify any event that could impact the business model or the assumptions utilized in the analysis performed as of December 31, 2011, and considering this, did not update the independent appraisal report that supports the accounting practice adopted by the Company.

The quantities and accounting balances per category of biological assets are presented below:

	BR GAAP
	Parent company
	06.30.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	107,553	251,218	103,087	207,615
Immature pork	1,501	247,775	1,646	257,692
Immature cattle	130	149,376	75	89,176
Total current	109,184	648,369	104,808	554,483
Production biological assets
Immature poultry	3,965	50,861	3,756	46,987
Mature poultry	5,168	62,217	5,569	62,632
Immature pork	5	1,155	5	945
Mature pork	152	62,792	165	68,624
Total non-current	9,290	177,025	9,495	179,188
	118,474	825,394	114,303	733,671

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	06.30.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	214,420	R571,584	209,732	485,359
Immature pork	3,748	622,865	3,803	581,546
Immature cattle	130	149,376	75	89,176
Total current	218,298	1,343,825	213,610	1,156,081
Production biological assets
Immature poultry	7,617	101,703	7,643	97,458
Mature poultry	11,670	140,021	12,006	132,043
Immature pork	120	20,337	125	18,370
Mature pork	370	133,112	409	139,512
Total non-current	19,777	395,173	20,183	387,383
	238,075	1,738,998	233,793	1,543,464

The rollforward of biological assets for the period is presented below:

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	207,615	257,692	89,176	554,483	109,619	69,569	179,188
Increase due to acquisition	48,105	229,670	127,407	405,182	13,184	24,510	37,694
Increase due to reproduction,
consumption of ration, medication and
remuneration of partnership	1,347,438	326,095	29,298	1,702,831	74,537	211	74,748
Accumulated depreciation	-	-	-	-	(72,462)	(11,895)	(84,357)
Transfer between current and non-
current	10,398	10,228	-	20,626	(10,398)	(10,228)	(20,626)
Transfer between current and non-
current - TCD	1,402	-	-	1,402	(1,402)	-	(1,402)
Reduction due to slaughtering	(1,363,740)	(547,475)	(96,505)	(2,007,720)	-	-	-
Disposal - execution of TCD	-	(28,435)	-	(28,435)	-	(8,220)	(8,220)
Balance as of 06.30.12	251,218	247,775	149,376	648,369	113,078	63,947	177,025
	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	485,359	581,546	89,176	1,156,081	229,501	157,882	387,383
Increase due to acquisition	135,971	517,627	127,407	781,005	23,285	32,120	55,405
Increase due to reproduction,
consumption of ration, medication and
remuneration of partnership	2,827,577	887,827	29,298	3,744,702	159,479	23,246	182,725
Accumulated depreciation	-	-	-	-	(147,819)	(20,182)	(168,001)
Transfer between current and non-
current	21,320	22,700	-	44,020	(21,320)	(22,700)	(44,020)
Transfer between current and non-
current - TCD	1,402	8,698	-	10,100	(1,402)	(8,698)	(10,100)
Reduction due to slaughtering	(2,900,045)	(1,367,098)	(96,505)	(4,363,648)	-	-	-
Disposal - execution of TCD	-	(28,435)	-	(28,435)	-	(8,219)	(8,219)
Balance as of 06.30.12	571,584	622,865	149,376	1,343,825	241,724	153,449	395,173

The costs of the breeding animals are amortized using the straight-line method for a period from 15 to 30 months.

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Explanatory Notes

(in thousands of Brazilian Reais)

12.         RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
State ICMS (VAT)	285,132	254,809	894,192	754,329
PIS and COFINS (Federal Taxes to Social Fund Programs)	705,000	608,880	828,805	755,270
Withholding income and social contribution tax	91,899	179,096	170,173	211,047
IPI (Federal VAT)	2,440	1,552	58,848	57,241
IOF (Tax on Financial Transactions)	15,792	-	15,792	-
Import duty	1,844	273	17,491	12,149
Other	905	826	2,525	14,334
( - ) Allowance for losses	(23,338)	(23,340)	(168,657)	(151,829)
	1,079,674	1,022,096	1,819,169	1,652,541

Current	761,125	572,720	1,128,114	907,929
Non-current	318,549	449,376	691,055	744,612

The rollforward of the allowance for losses is presented below:

Allowance for losses - State ICMS (VAT)	BR GAAP
	Parent company
	12.31.11	Reversals	06.30.12
	(23,340)	2	(23,338)
	(23,340)	2	(23,338)

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	06.30.12
Allowance for losses - State ICMS (VAT)	(126,792)	(16,993)	1,618	(142,167)
Allowance for losses - Withholding income tax and social
contribution	-	(321)	-	(321)
Allowance for losses - PIS and COFINS	(12,865)	(3,994)	6,561	(10,298)
Allowance for losses - IPI (Federal VAT)	(12,172)	(2,601)	33	(14,740)
Allowance for losses other	-	(1,744)	613	(1,131)
	(151,829)	(25,653)	8,825	(168,657)

The increase in the balance during the quarter is mainly due to the tax credits arising from exports occurred through the States of Paraná and Santa Catarina.

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

13.         NON-CURRENT ASSETS HELD FOR SALE

The rollforward of assets held for sale is set forth below:

	BR GAAP
	Parent company
	12.31.11	Transfers from property, plant and equipment	Transfers to property, plant and equipment	Disposal	Disposal TCD	06.30.12
Lands	2,738	2,004	-	(74)	-	4,668
Buildings and improvements	2,931	4,833	-	-	-	7,764
Machinery and equipment	289	819	(28)	(76)	(55)	949
Facilities	6	74	-	-	-	80
Furniture	-	9	-	-	-	9
Vehicles and aircraft	-	195	(10)	(64)	(15)	106
Others	16	-	-	-	-	16
	5,980	7,934	(38)	(214)	(70)	13,592

	BR GAAP and IFRS
	Consolidated
	12.31.11	Transfers from property, plant and equipment	Transfers to property, plant and equipment	Disposal	Disposal TCD	06.30.12
Lands	8,730	2,004	-	(74)	-	10,660
Buildings and improvements	8,162	4,833	-	-	-	12,995
Machinery and equipment	1,637	867	(28)	(76)	(55)	2,345
Facilities	6	74	-	-	-	80
Furniture	-	9	-	-	-	9
Vehicles and aircraft	-	195	(10)	(64)	(15)	106
Others	472	-	-	-	-	472
	19,007	7,982	(38)	(214)	(70)	26,667

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

14.         INCOME TAX AND SOCIAL CONTRIBUTION

14.1.    Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Assets:
Tax loss carryforwards (corporate income tax)	482,842	380,462	863,239	765,055
Valuation allowance for tax losses	-	-	(166,762)	(166,762)
Negative calculation basis (social contribution tax)	192,674	153,124	333,746	297,062
Provision for negative calculation basis losses	-	-	(48,443)	(48,443)
Temporary differences:
Provisions for tax, civil and labor risk	93,852	100,433	154,902	158,262
Provision for estimated losses with doubtful accounts	6,987	9,471	18,731	12,681
Provision for attorney's fees	-	4,694	-	4,694
Provision for property, plant and equipment losses	639	8,307	4,400	11,709
Provision for tax credits realization	7,936	7,936	56,818	47,571
Provision for other obligations	24,005	20,110	42,372	46,229
Employees' profit sharing	4,298	56,014	4,318	72,432
Provision for inventories	7,999	8,137	11,355	12,224
Employees' benefits plan	39,743	38,323	93,637	90,457
Amortization on fair value of business combination	3,053	4,130	7,214	8,753
Business combination - Sadia	-	-	1,142,847	1,139,668
Unrealized losses on derivatives	108,405	62,644	108,405	62,644
Unrealized losses on inventories	-	-	3,413	4,230
Adjustments relating to the transition tax regime	100,594	63,891	114,218	76,102
Provision for losses	9,050	9,098	15,361	10,488
Other temporary differences	6,169	8,833	14,192	23,694
	1,088,246	935,607	2,773,963	2,628,750
Liabilities:
Estimated annual effective tax rate - CPC 21	57,717	-	49,506	-
Temporary differences:

Provision for recovery BFPP - Brasil Foods Previdência Privada	1,133	1,829	1,133	1,829
Revaluation reserve	118	341	118	341
Depreciation on rural activities	-	409	55,124	68,832
Results from foreign subsidiaries	-	-	343	-
Adjustments relating to the transition tax regime	345,695	337,804	567,828	531,056
Business combination - Sadia	-	-	1,180,636	1,181,582
Other temporary differences	750	223	944	8,257
	405,413	340,606	1,855,632	1,791,897

Certain subsidiaries of the Company in Brazil have tax loss carry forwards and negative basis of social contribution of R$32,801 and R$32,662, respectively, (R$31,650 and R$31,470 on December 31, 2011), for which the Company have not recorded a related deferred tax asset. If there was any expectation that such tax credits would be realized the amount to be recognized in the balance would be R$11,136 (R$10,745 as of December 31, 2011).

As disclosed to the market on February 9, 2012, the Company´s Board of Directors approved the merger of the wholly-owned subsidiary Sadia with BRF, which will be implemented on December 31, 2012. The main purpose of this merge is to maximize synergies and to rationalize activities, with consequent reductions in administrative

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Explanatory Notes

(in thousands of Brazilian Reais)

and operating costs and increasing in productivity.

The decision to merge Sadia into BRF resulted in the recognition of a loss in fiscal year 2011 of R$215,205 on the valuation allowance for tax loss carryforwards, which will not be recovered after the merger. The value of the loss reflects Management's best estimate at June 30, 2012, considering the available information. The final value of the impact of the merger of Sadia into BRF will be known on December 31, 2012.

As per the requirements of paragraph 28 of CVM Deliberation No. 673/11, during this quarter the Company started to disclose the income tax expense based on the best estimate of the annual weighted effective tax rate for the fiscal period ending December 31, 2012. As a consequence, the income tax expense for the first semester 2012 was adjusted by a credit in the amount of R$57,717 at the parent company and R$49,506 in the consolidated, as disclosed in note 14.3. For the same period of year 2011 this adjustment was not booked because the effective rate approximated the estimated effective rate for that year.

14.2.      Estimated time of realization

Management considers that deferred tax assets related to temporary differences will be realized as the lawsuits are resolved. The deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

Year	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	Value	Value
2012	-	302,999
2013	20,100	20,393
2014	42,315	42,632
2015	46,840	47,179
2016	61,119	61,486
2017-2019	290,873	292,161
2020-2021	214,269	214,930
	675,516	981,780

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

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Explanatory Notes

(in thousands of Brazilian Reais)

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be impacted in the short term if estimates of future taxable income during the carryforward period are reduced.

14.3.    Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	06.30.11	06.30.12	06.30.11
Income before taxes	123,554	882,298	186,178	930,446
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
Tax expense at nominal rate	(42,008)	(299,981)	(63,301)	(316,352)

Adjustments of taxes and contributions on:
Equity interest in income of affiliates	84,084	232,534	3,674	519
Exchange rate variation on foreign investments	18,254	5,517	41,213	(13,069)
Difference of tax rates on earnings from foreign subsidiaries	-	-	(10,992)	189,973
Interest on shareholders' equity	34,000	60,297	34,000	99,397
Results from foreign subsidiaries	-	-	(343)	(3,707)
Profit sharing	(695)	(1,839)	(92)	(2,888)
Donations	(267)	(153)	(1,268)	(1,475)
Penalties	(7,037)	(303)	(4,950)	(2,345)
Investment grant	13,309	-	23,815	-
Estimated annual effective tax rate	(57,717)	-	(49,506)	-
Other adjustments	(5,891)	3,016	5,655	5,632
	36,032	(912)	(22,095)	(44,315)

Effective rate	-29.2%	0.1%	11.9%	4.8%
Current income tax	-	-	(43,277)	(11,874)
Deferred income tax	36,032	(912)	21,182	(32,441)

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.12	06.30.11
Taxable income from foreign subsidiaries	(19,183)	182,420
Current income taxes expense from foreign subsidiaries	(7,165)	(61,316)
Deferred income taxes benefit from foreign subsidiaries	4,896	1,301

The Company determined that the total profit accounted for by holdings of their foreign wholly-owned subsidiaries will not be redistributed. Such resources will be utilized for  nvestments in the subsidiaries, and thus no deferred income taxes were recognized. The total of undistributed earnings correspond to R$2,107,999 as of June 30, 2012 (R$2,057,655 as of December 31, 2011).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to the tax legislation of each country.

15.  JUDICIAL DEPOSITS

The rollforward of the judicial deposits is presented below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Write-offs	06.30.12
Tax	29,286	59,281	(1)	-	88,566
Labor	67,540	22,758	(23,152)	(400)	66,746
Civil, commercial and other	13,756	246	(220)	(4,737)	9,045
	110,582	82,285	(23,373)	(5,137)	164,357
	BR GAAP and IFRS
	Consolidated

	12.31.11	Additions	Reversals	Write-offs	06.30.12
Tax (a)	92,993	84,679	(7,510)	(456)	169,706
Labor	115,880	32,139	(30,379)	(1,084)	116,556
Civil, commercial and other	19,388	9,832	(220)	(12,038)	16,962
	228,261	126,650	(38,109)	(13,578)	303,224

(a) The additions are mainly represented by judicial deposits related to the incidence of the Provisional Contribution on Financial Transactions ("CPMF") of R$ 34,078 and the incidence of VAT in the state of Minas Gerais differently in respect of products sold as the state of origin R$ 24,926.

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Explanatory Notes

(in thousands of Brazilian Reais)

16.  INVESTMENTS

16.1.    Investments breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Investment in associates	6,264,572	5,922,132	100,304 (2)	19,505
Fair value of assets acquired and liabilities assumed	2,287,771	2,486,827	-	-
Goodwill based on expectation of future profitability	1,222,088	1,293,818	-	-
Non-allocated goodwill from business combination (1)	454,976	26,165	-	-
Advance for future capital increase	441,812	429,812	-	-
Other investments	834	834	894	894
	10,672,053	10,159,588	101,198	20,399
(1) Business combination with Quickfood and Heloísa (note 6). (2) The increase refers to investments in Quickfood and Rising Star (note 16.3 and 16.4).

89

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

16.2.      Summarized financial information of subsidiaries and affiliates

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob.	Avipal Construtora S.A.	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda.	Perdigão Trading S.A.	PDF Partici- pações Ltda.	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	Crossban Holdings GmbH	Quickfood S.A.
	06.30.12	06.30.12	06.30.12	06.30.12	06.30.12	06.30.12	06.30.12	06.30.12	06.30.12	06.30.12	06.30.12
Current Assets	4,776,182	38,007	120	266	100	102	1	16,640	7,015	86,360	205,174
Non-current Assets	6,883,954	99,383	-	-	7,402	1,856	-	76,564	2,943	1,178,088	58,188
Current Liabilities	(4,142,792)	(734)	(5)	-	(2)	(412)	-	(9,416)	(2,109)	(501)	(143,371)
Non-current Liabilities	(2,343,674)	(1,037)	-	-	-	-	-	(1,671)	(6,089)	(797)	(25,484)
Shareholders Equity	(5,173,670)	(135,619)	(115)	(266)	(7,500)	(1,546)	(1)	(82,117)	(1,760)	(1,263,150)	(94,507)

Net Revenues	6,938,487	-	-	-	-	-	-	29,596	3,127	290	-
Net income (loss)	327,841	2,437	61	1	(3,933)	(442)	-	(2,395)	184	(95,886)	-

	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11
Current Assets	4,977,392	46,982	131	265	99	100	1	37,430	6,633	90,700	-
Non-current Assets	5,903,429	87,620	-	-	11,334	2,301	-	52,708	2,916	1,237,696	-
Current Liabilities	(3,818,241)	(391)	(5)	-	-	(412)	-	(8,011)	(6,859)	(2,721)	-
Non-current Liabilities	(2,088,931)	(1,029)	(72)	-	-	-	-	(2,321)	(173)	(4,387)	-
Shareholders Equity	(4,973,649)	(133,182)	(54)	(265)	(11,433)	(1,989)	(1)	(79,806)	(2,517)	(1,321,288)	-

Net Revenues	13,407,814	-	-	-	-	-	-	3,138	10,275	583	-
Net income (loss)	716,080	85,172	3	2	584	115	-	(1,029)	1,331	324,602	-

90

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

16.3.    Rollforward of direct investments – Parent Company

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda	Avipal Constru- tora S.A.	Perdigão Trading S.A.	UP! Alimen- tos Ltda	PDF Partici- pações Ltda	Heloísa Ind. Com. Produtos Lácteos Ltda.	Establec. Levino Zaccardi	Crossban Holdings GmbH	Quickfood S.A.	06.30.12	Total 12.31.11
a) Capital share as of June 30, 2012
% of share	100.00%	65.49%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	100.00%	90.00%	100.00%	90.05%
Total number of shares and membership interests	1,673,567,393	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	46,000,000	100	1	36,469,606
Number of shares and membership interest held	1,673,567,393	9,331,971	6,963,854	4,808,188	445,362	100,000	500	10	46,000,000	90	1	32,841,224
b) Subsidiaries' information as of June 30, 2012
Capital stock	5,351,529	40,061	5,972	5,564	445	100	1	1	110,000	41	4,858	16,291
Shareholders' equity	5,173,670	135,619	266	7,500	115	1,546	23,114	1	82,117	1,760	1,263,150	86,257
Fair value adjustments	2,261,347	-	-	-	-	-	-	-	-	-	-	-
Goodwill based on expectation of future profitability	1,248,512	-	-	-	-	-	-	-	-	-	-	-
Preliminary goodwill from business combination	-	-	-	-	-	-	-	-	33,461	-	-	421,515
Income for the period	327,841	2,437	1	(3,933)	61	(442)	23,113	-	(2,395)	184	(95,886)	-
c) Balance of investments as of June 30, 2012
Balance of the investment in the beginning of the year	8,634,918	87,221	265	10,072	54	1,988	8,988	-	105,973	973	1,308,304	-	10,158,756	8,673,372
Equity pickup	327,841	1,596	1	(3,461)	61	(442)	11,557	-	(2,395)	165	(95,886)	-	239,037	1,198,522
Unrealized profit in inventory	-	-	-	-	-	-	-	-	-	262	-	-	262	(368)
Goodwill in the acquisition of non-controlling entities	-	-	-	-	-	-	-	-	-	-	(620)	-	(620)	(11,932)
Goodwill	-	-	-	-	-	-	-	-	-	-	-	421,515	421,515	26,167
Foreign-exchange rate variation	-	-	-	-	-	-	-	-	-	80	53,607	-	53,687	97,945
Other comprehensive income	(16,451)	-	-	-	-	-	-	-	-	-	(2,875)	-	(19,326)	(62,995)
Advance for future capital increase	-	-	-	-	-	-	-	-	12,000	-	-	-	12,000	329,812
Dividends and interests on shareholders' equity	-	-	-	-	-	-	(8,988)	-	-	-	-	-	(8,988)	(120,602)
Disposal - execution of TCD	(262,779)	-	-	-	-	-	-	-	-	-	-	-	(262,779)	-
Acquisition of companies	-	-	-	-	-	-	-	-	-	-	-	77,675	77,675	28,835
Total	8,683,529	88,817	266	6,611	115	1,546	11,557	-	115,578	1,480	1,262,530	499,190	10,671,219	10,158,756

(1) The amount is composed of the portion of goodwill allocated to the assets of Sadia, being R$ 83,000 of trademarks, property and equipment gains of R$ 112,722, goodwill for expected future profitability of R$ 75,780 and amortization of pledges of R$ 4,674.

91

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The gains resulting from foreign exchange rate variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, totaling R$121,213 on June 30, 2012 (R$38,437 as of June 30, 2011), are recognized in financial income/expenses groups in the statement of income of the period.

The exchange rate variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its subsidiaries, whose functional currency is the Euro, was recorded in the equity pickup adjustments, in the subgroup of other comprehensive income.

On June 30, 2012, the subsidiaries do not have any significant restriction to transfer dividends or repay their loans or advances to the parent company.

As of June 30, 2012, the market cap of Excelsior Alimentos S.A., a subsidiary of Sadia, corresponded to R$20,367 (R$16,077 as of December 31, 2011).

16.4.    Summary financial information of joint ventures and affiliates

	Affiliate		Joint Venture
	UP!		K&S		Rising Star
	06.30.12	12.31.11	06.30.12	12.31.11	06.30.12
Current assets	16,616	12,941	8,194	7,712	28,883
Non-current assets	15	21	8,830	8,388	14
Current liabilities	(5,074)	(3,974)	(7,206)	(5,204)	(27,140)
Non-current liabilities	-	-	(425)	(379)	(78)
	11,557	8,988	9,393	10,517	1,679

	UP!		K&S		Rising Star
	06.30.12	06.30.11	06.30.12	06.30.11	06.30.12
Net revenues	36,753	22,653	16,953	15,384	65,548
Operational expenses	(7,691)	(8,067)	(6,546)	(5,062)	(168)
Net income (loss)	11,557	2,026	(1,124)	(740)	389

Participation		50%		49%	50%

In April 2012, the amount of capital paid-in of the Rising Star was R$1,306. There were no increases in capital or commitments by the companies for contributions in joint ventures  and affiliates.

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

17.  PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment rollforward is set forth below:

	BR GAAP
	Parent company
	Depreciation Rate p.a. %	12.31.11	Additions	Disposal	Write-off TCD	Reversal	Transfers	Transfers to held for sale	Transfers from held for sale	06.30.12
Cost
Land	-	151,896	358	(806)	(7,364)	-	4,146	(2,004)	-	146,226
Buildings and improvements	-	1,820,908	217	(7,312)	(153,079)	-	79,537	(20,364)	-	1,719,907
Machinery and equipment	-	2,507,100	10,892	(29,716)	(117,213)	-	125,285	(4,798)	28	2,491,578
Facilities	-	320,757	-	(2,427)	-	-	23,662	(561)	-	341,431
Furniture	-	51,629	634	(1,912)	(3,697)	-	3,903	(241)	-	50,316
Vehicles and aircrafts	-	48,247	223	(3,334)	(842)	-	28,995	(779)	10	72,520
Others	-	114,199	-	(564)	(1,099)	-	6,738	-	-	119,274
Construction in progress	-	231,222	376,642	-	(9,759)	-	(251,256)	-	-	346,849
Advances to suppliers	-	10,670	56,214	-	-	-	(45,679)	-	-	21,205
		5,256,628	445,180	(46,071)	(293,053)	-	(24,669)	(28,747)	38	5,309,306
Depreciation
Buildings and improvements	3.44	(518,985)	(26,354)	5,417	48,859	-	43	15,531	-	(475,489)
Machinery and equipment	6.02	(996,119)	(68,577)	19,212	60,144	-	829	3,968	-	(980,543)
Facilities	3.57	(92,596)	(6,739)	1,152	-	-	196	487	-	(97,500)
Furniture	6.25	(20,687)	(1,055)	975	1,501	-	828	232	-	(18,206)
Vehicles and aircrafts	14.29	(11,839)	(3,550)	2,080	535	-	96	595	-	(12,083)
Others	6.84	(29,242)	(12,287)	493	40	-	-	-	-	(40,996)
		(1,669,468)	(118,562)	29,329	111,079	-	1,992	20,813	-	(1,624,817)
Provision for losses (2)		(24,433)	(2,100)	2,100	-	22,553	-	-	-	(1,880)
		3,562,727	324,518	(14,642)	(181,974)	22,553	(22,677) (1)	(7,934)	38	3,682,609

(1) Net transfer to intangible assets (note 18).
(2) Refers mainly to the reversal of provision for losses on assets lost on a fire in Nova Mutum plant occurred in March 2011. The current loss was lower than the amount previously estimated.

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

		BR GAAP and IFRS
		Consolidated
		Depreciation Rate p.a. %	12.31.11	Additions	Disposal	Write-off TCD	Reversal	Transfers	Transfer to held for sale	Transfers from held for sale	Exchange rate variation	06.30.12
	Cost
	Land	-	634,667	358	(806)	(26,072)	-	6,018	(2,004)	-	1,278	613,439
	Buildings and improvements	-	4,980,559	12,067	(28,160)	(423,679)	-	137,549	(27,118)	-	(23,983)	4,627,235
	Machinery and equipment	-	5,603,340	32,427	(65,557)	(367,056)	-	234,059	(1,431)	28	21,831	5,457,641
	Facilities	-	1,315,047	261	(2,595)	(15,624)	-	60,744	(553)	-	8,242	1,365,522
	Furniture	-	87,472	1,930	(2,100)	(7,091)	-	6,401	(241)	-	1,117	87,488
	Vehicles and aircrafts	-	78,328	581	(3,687)	(1,200)	-	54,306	(779)	10	1,252	128,811
	Others	-	191,337	176	(662)	(3,957)	-	15,673	-	-	1,544	204,111
	Construction in progress	-	620,209	765,406	(147)	(25,805)	-	(450,945)	-	-	(1,918)	906,800
	Advances to suppliers	-	32,878	121,389	-	-	-	(92,796)	-	-	5	61,476
			13,543,837	934,595	(103,714)	(870,484)	-	(28,991)	(32,126)	38	9,368	13,452,523
	Depreciation
	Buildings and improvements	3.42	(1,168,298)	(62,656)	9,785	112,395	-	891	15,531	-	5,703	(1,086,649)
	Machinery and equipment	5.89	(2,077,472)	(131,240)	36,901	135,717	-	73	7,290	-	(6,808)	(2,035,539)
	Facilities	3.57	(376,121)	(20,880)	1,582	115	-	128	496	-	(1,264)	(395,944)
	Furniture	6.25	(40,713)	(5,909)	1,365	3,455	-	760	232	-	(973)	(41,783)
	Vehicles and aircrafts	14.29	(16,856)	(6,816)	2,291	879	-	140	595	-	(826)	(20,593)
	Others	4.77	(31,568)	(15,699)	524	82	-	-	-	-	(1,212)	(47,873)
			(3,711,028)	(243,200)	52,448	252,643	-	1,992	24,144	-	(5,380)	(3,628,381)
	Provision for losses (2)		(34,439)	(2,960)	2,100	-	23,191	-	-	-	-	(12,108)
			9,798,370	688,435	(49,166) (4)	(617,841) (3)	23,191	(26,999) (1)	(7,982)	38	3,988	9,812,034

(1)	Net transfer to intangible assets (note 18).
(2)	Refers mainly to the reversal of provision for losses on assets lost on a fire in Nova Mutum plant occurred in March 2011. The current loss was lower than the amount previously estimated.
(3)

Refers to write-off by business combination in the execution of TCD. Such amount does not include property, plant and equipment items from Excelsior in the amount of R$ 5,374 which were transferred to Marfrig on July 2, 2012.

(4)	Include write-off of property, plant and equipment items of the plant of Carambeí in the amount of R$ 23,841.

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Explanatory Notes

(in thousands of Brazilian Reais)

The consolidated acquisitions during the six-month period ended June 30, 2012 are substantially represented by construction in progress in the total amount of R$765,406 and advances to suppliers of R$121,389 which comprise mainly:

BR GAAP and IFRS
Consolidated
Description	06.30.12
Expansion projects of industrial units (1)	343,840
Improvements in productive units and poultry farm (2)	58,915
Car fleet renewal	51,367
Transformation of turkey´s plant into chicken' plant in Carambeí (PR)	48,563
Construction of a new sausage factory in Lucas do Rio Verde (MT)	41,957
Expansion of the new line of pizza in Ponta Grossa (PR)	14,291
Improvement in “escondidinho” line and cooked pasta in Ponta Grossa (PR)	11,267
Standardize and innovate portfolio of packaging UHT of the units Teutônia, Concórdia, Bom Conselho and Itumbiara	5,410
Construction of houses to employees in Mineiros (GO)	4,983
Construction of distribution center in Salvador (BA)	4,666
Construction of warehouse for rearing in Uberlândia (MG)	3,890
Construction of 500 houses for employees in Lucas do Rio Verde (MT)	3,442
Automate palletizing products in Rio Verde (GO)	3,241
Improvement of units - TCD (3)	19,148

(1)     Expansion of productive capacity of the units Mineiros, Rio Verde, Nova Mutum, Serafina Corrêa, Dourados, Itumbiara, Jataí and Marau.

(2)     Refers to the renewal and adequacy of the machinery of poultry cuts in Rio Verde.

(3)     Improvements in the units Carambeí, Salto Veloso, Várzea Grande e Duque de Caxias.

The disposals are mainly related to obsolete items in the total amount of R$11,235 and assets that were damaged in a fire amounting to R$1,487, recorded within other operating results.

The Company has fully depreciated items still in operation. These items are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Cost
Buildings and improvements	11,758	16,322	111,991	116,700
Machinery and equipment	231,584	294,400	535,747	613,800
Facilities	7,554	8,430	75,554	83,107
Furniture	4,317	5,455	15,009	16,656
Vehicles and aircrafts	2,192	1,171	3,933	3,173
Others	6,146	1,283	14,710	1,283
	263,551	327,061	756,944	834,719

As of June 30, 2012, the Company had capitalized interests in the amount of R$24,024 (R$7,216 as of June 30, 2011). The weighted interest rate utilized to determine the amount of capitalized interests was 7.49% p.a.

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On June 30, 2012, the Company had no commitments assumed related to acquisition and/or construction of properties, plant and equipment items except those disclosed in note 22, item 22.2.

The property, plant and equipment that are held as collateral for transactions of different natures is set forth below:

	BR GAAP
	Parent company
		06.30.12	12.31.11
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	37,133	61,090
Buildings and improvements	Financial/Labor/Tax/Civil	506,979	946,898
Machinery and equipment	Financial/Labor/Tax	633,733	1,165,489
Facilities	Financial/Labor/Tax	141,521	264,105
Furniture	Financial/Labor/Tax/Civil	10,897	15,087
Vehicles and aircrafts	Financial/Tax	1,071	1,512
Others	Financial/Labor/Tax/Civil	218,771	260,034
		1,550,105	2,714,215

	BR GAAP and IFRS
	Consolidated
		06.30.12	12.31.11
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	397,789	160,432
Buildings and improvements	Financial/Labor/Tax/Civil	1,916,569	1,966,168
Machinery and equipment	Financial/Labor/Tax	2,054,368	2,304,484
Facilities	Financial/Labor/Tax	634,286	687,453
Furniture	Financial/Labor/Tax/Civil	16,959	299,269
Vehicles and aircrafts	Financial/Tax	1,465	19,403
Others	Financial/Labor/Tax/Civil	693,531	307,456
		5,714,967	5,744,665

The Company is not allowed to assign these assets as security for other transactions or to sell them.

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Explanatory Notes

(in thousands of Brazilian Reais)

18.  INTANGIBLE ASSETS

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
	Rate p.a. %	Cost	Accumulated amortization	06.30.12	12.31.11
Goodwill	-	1,520,488	-	1,520,488	1,520,488
Software	20.00	147,243	(32,256)	114,987	105,023
Patents	20.00	2,422	(224)	2,198	2,836
Outgrowers loyalty	12.50	5,836	(791)	5,045	3,556
		1,675,989	(33,271)	1,642,718	1,631,903

	BR GAAP and IFRS
	Consolidated
	Rate p.a. %	Cost	Accumulated amortization	06.30.12	12.31.11
Goodwill	-	3,337,299	-	3,337,299	2,973,815
Trademarks	-	1,173,000	-	1,173,000	1,256,000
Software	20.00	316,062	(168,421)	147,641	138,236
Relationship with suppliers	42.00	135,000	(129,498)	5,502	9,598
Patents	16.92	5,116	(974)	4,142	4,894
Outgrowers loyalty	12.50	5,836	(791)	5,045	3,556
		4,972,313	(299,684)	4,672,629	4,386,099

The intangible assets rollforward is presented below:

	BR GAAP
	Parent company
	12.31.11	Additions	Disposal	Transfers	06.30.12
Cost:
Software	126,118	-	(3,544)	24,669	147,243
Patents	3,057	-	(635)	-	2,422
Outgrowers fidelization	3,922	1,914	-	-	5,836
Goodwill:	1,520,488	-	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Batavia	133,163	-	-	-	133,163
Ava	49,368	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636
Incubatório Paraiso	656	-	-	-	656
	1,653,585	1,914	(4,179)	24,669	1,675,989
Amortization:
Software	(21,095)	(11,689)	2,520	(1,992)	(32,256)
Patents	(221)	(80)	77	-	(224)
Outgrowers fidelization	(366)	(425)	-	-	(791)
	(21,682)	(12,194)	2,597	(1,992)	(33,271)
	1,631,903	(10,280)	(1,582)	22,677	1,642,718

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Disposal	Disposal TCD	Business combination (*)	Transfers	Exchange rate variation	06.30.12
Cost:
Software	289,311	145	(3,932)	-	-	28,991	627	315,142
Software in progress	-	928	-	-	-	-	(8)	920
Relationship with suppliers	135,000	-	-	-	-	-	-	135,000
Patents	5,687	-	(635)	-	-	-	64	5,116
Trademarks	1,256,000	-	-	(83,000)	-	-	-	1,173,000
Outgrowers loyalty	3,922	1,914	-	-	-	-	-	5,836
Goodwill:	2,973,815	-	-	(75,780)	435,187	-	4,077	3,337,299
Sadia	1,293,818	-	-	(71,730)	-	-	-	1,222,088
Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324
Batavia	133,163	-	-	-	-	-	-	133,163
Ava	49,368	-	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	-	-	-	16,751
Plusfood	15,974	-	-	-	-	-	786	16,760
Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	(4,050)	-	-	-	-
Incubatório Paraiso	656	-	-	-	-	-	-	656
Heloísa	26,165	-	-	-	7,296	-	-	33,461
Quickfood	-	-	-	-	421,515	-	-	421,515
Avex	63,094	-	-	-	6,376	-	2,038	71,508
Danica	50,226	-	-	-	-	-	1,253	51,479
	4,663,735	2,987	(4,567)	(158,780)	435,187	28,991	4,760	4,972,313
Amortization:
Software	(151,075)	(17,914)	2,568	-	-	(1,992)	(8)	(168,421)
Relationship with suppliers	(125,402)	(4,096)	-	-	-	-	-	(129,498)
Patents	(793)	(243)	77	-	-	-	(15)	(974)
Outgrowers fidelization	(366)	(425)	-	-	-	-	-	(791)
	(277,636)	(22,678)	2,645	-	-	(1,992)	(23)	(299,684)
	4,386,099	(19,691)	(1,922)	(158,780)	435,187	26,999	4,737	4,672,629

(*) Note 6.1.

The Company performed the impairment tests of the intangible assets based on the fair value, that was determined based on a discounted cash flow model, in accordance with the allocation level of goodwill and intangible assets to the  groups of cash generating units during the last quarter of 2011. During the six-month period ended June 30, 2012, Management did not identify any event that could indicate an impairment of such assets and therefore, the test was not performed.

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Explanatory Notes

(in thousands of Brazilian Reais)

19.  LOANS AND FINANCING

	BR GAAP
	Parent company
	Charges (% p.a.)	Weighted average rate (% p.a.)	WAMT (*)	Current	Non-current	Balance 06.30.12	Balance 12.31.11
Local currency

Working capital	6.74% (6.74% on 12.31.11)	6.74% (6.74% on 12.31.11)	0.4	471,393	1,494	472,887	457,105

BNDES, FINEM, development bank credit lines	FIXED RATE / TJLP + 3.65% (TJLP +
and other secured debts	4.52% on 12.31.11)	7.88% (7.81% on 12.31.11)	2.5	224,360	425,748	650,108	669,820
	TJLP + 3.87% (TJLP + 4.10% on
Export credit facility	12.31.11)	9.87% (10.10% on 12.31.11)	1.5	48,705	332,920	381,625	634,907
	FIXED RATE / IGPM + 1.26% (IGPM
Fiscal incentives	+ 1.24% on 12.31.11)	1.91% (1.74% on 12.31.11)	11.9	2	12,778	12,780	12,459
				744,460	772,940	1,517,400	1,774,291
Foreign currency

Advances for foreign exchange rate contracts	1.83%	1.83%	0.3	190,896	-	190,896	-
Senior Notes	5.88%	5.88%	10.1	7,506	1,513,098	1,520,604	-

	LIBOR / FIXED RATE / CDI + 1.54%	3.22% (3.20% on 12.31.11)
	(LIBOR / CDI + 2.73% on 12.31.11) e.r.	e.r. (US$ and other
Export credit facility	(US$ and other currencies)	currencies)	3.4	391,766	719,005	1,110,771	1,218,236
	UMBNDES + 2.58% (UMBNDES +	6.17% (5.91% on 12.31.11)
BNDES, FINEM, development bank credit lines	2.32% on 12.31.11) e.r. (US$ and other	e.r. (US$ and other
and other secured debts	currencies)	currencies)	1.4	22,326	21,507	43,833	50,594
				612,494	2,253,610	2,866,104	1,268,830
				1,356,954	3,026,550	4,383,504	3,043,121

(*) Weighted average maturity term (in years).

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Charges (% p.a.)	Average interest rate (% p.a.)	WAMT (*)	Current	Non-current	Balance 06.30.12	Balance 12.31.11
Local currency

Working capital	6.82% (6.82% on 12.31.11)	6.82% (6.82% on 12.31.11)	0.3	987,420	1,494	988,914	954,947

BNDES, FINEM, development bank credit lines	FIXED RATE / TJLP + 5.07% (TJLP +
and other secured debts	4.65% on 12.31.11)	8.52% (8.42% on 12.31.11)	2.5	466,096	849,530	1,315,626	1,441,355
	TJLP + 4.05% (TJLP / CDI + 4.23% on	10.05% (10.23% on
Export credit facility	12.31.11)	12.31.11)	1.3	115,664	332,920	448,584	737,115
	FIXED RATE / IGPM + 1.25% (IGPM +
Fiscal incentives	1.20% on 12.31.11)	1.90% (1.08% on 12.31.11)	11.1	868	12,778	13,646	14,900
	IGPM + 4.90% (IGPM + 4.93% on
PESA	12.31.11)	9.93% (9.92% on 12.31.11)	7.8	1,445	182,889	184,334	181,389
				1,571,493	1,379,611	2,951,104	3,329,706
Foreign currency

Advances for foreign exchange rate contracts	1.69% (1.18% on 12.31.11)	1.69% (1.18% on 12.31.11)	0.3	495,407	-	495,407	150,143

Bonds and senior notes	7.16% (7.25% on 12.31.11)	7.16% (7.25% on 12.31.11)	7.4	57,352	3,515,196	3,572,548	1,903,688
	LIBOR / FIXED RATE / CDI + 1.68%	2.87% (2.81% on 12.31.11)
	(LIBOR / CDI + 2.26% on 12.31.11) e.r.	e.r. (US$ and other
Export credit facility	(US$ and other currencies)	currencies)	2.5	1,213,285	1,241,373	2,454,658	2,506,056
		14.28% (8.25% on
Working capital	14.28% (8.25% on 12.31.11)	12.31.11)	0.5	10,103	441	10,544	3,899
	UMBNDES + 2.26% (UMBNDES +	5.89% (5.93% on 12.31.11)
BNDES, FINEM, development bank credit lines	2.35% on 12.31.11) e.r. (US$ and other	v.c. (US$ and other
and other secured debts	currencies)	currencies)	1.5	63,352	75,551	138,903	160,038
				1,839,499	4,832,561	6,672,060	4,723,824
				3,410,992	6,212,172	9,623,164	8,053,530

(*) Weighted average maturity term (in years).

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Explanatory Notes

(in thousands of Brazilian Reais)

19.1.    Working capital

Rural credit: The Company and its subsidiaries entered into short term rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Industrial credit notes: The Company issued Industrial Credit Notes, receiving credits from official funds, such as Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FCO”) and Constitutional Fund for Financing the Northwest (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2012 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily for short term working capital and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and US Dollars, maturing between 2012 and 2013.

19.2.    BNDES, FINEM, development bank credit lines and other secured debts

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were entered into for the acquisition of machinery, equipment and expansion of productive facilities.

FINEM: The Company has credit lines of Loans Financing Projects ("FINEM") which are subject to the variations of UMBNDES currency basket, which is composed of the currencies in which BNDES obtains its resources. The impact of interest reflects the daily fluctuation of the currencies in the basket. The values of principal and interest are paid in monthly installments, with maturities between 2012 and 2019 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

PESA: The wholly-owned subsidiary Sadia entered into a loan obtained through the PESA subject to the variations of the IGPM plus interest of 4.90% p.a., secured by endorsements and pledges of public debt securities, presented in note 8.

19.3.    Fiscal incentives

State Tax Incentive Financing Programs: Under the terms of these programs, the Company was granted with credits proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a spread.

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Explanatory Notes

(in thousands of Brazilian Reais)

19.4.    Export credits facilities

Export prepayments: Generally are denominated in U.S. Dollars, maturing between 2012 and 2019. The export prepayment credit facilities are indexed by the LIBOR of three to twelve months plus a spread. Under the terms of each one of these credit facilities, the Company enters into loans guaranteed by accounts receivable related to the export of its products.

Trade-related facilities:  Denominated in U.S. Dollars and maturities ranging from one to seven years. The commercial credit lines are indexed by the LIBOR plus a spread with quarterly, semi-annual or annual payments. The funds obtained from these lines are utilized for purchase imported raw materials and other working capital needs.

BNDES facilities – EXIM: These funds are used to finance exports and are subject to the variations of TJLP, maturing in 2014.

Advances for foreign exchange rate contracts: The advances for foreign exchange rate contracts (“ACCs”) are liabilities with commercial banks, where the principal is settled through exports of products as they are shipped. Interests are paid in the settlement of the foreign exchange rate contracts and such contracts are guaranteed by the actual exported goods. When the export documents are presented to the financing banks, these obligations start to be called advances for delivered foreign exchange rate contracts (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity within 360 days from the date of shipment of the exports, or short-term financing under the terms of the ACEs with maturity within 180 days from the date of the shipment of the exports. These loans are denominated in US Dollars.

19.5.    Bonds

BFF notes: On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000, whose notes are guaranteed by BRF and Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a. maturing on January 28, 2020.

Sadia Bonds: In the total value of US$250,000, such bonds are guaranteed by BRF and Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

BRF Notes: On June 06, 2012, BRF issued senior notes in the total notional amount of the transaction and obtained an US$ 500,000, with nominal interest rate of 5.88% p.a. and effective rate of 6.00% p.a. due on June 6, 2022. On June 26, 2012 the

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Explanatory Notes

(in thousands of Brazilian Reais)

Company reopened additional amount of $ 250,000, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. Sadia is the guarantor of the notes.

19.6.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follows:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	06.30.12	06.30.12
2012	988,179	2,711,089
2013	569,330	1,078,807
2014	443,828	685,060
2015	72,822	299,387
2016 onwards	2,309,345	4,848,821
	4,383,504	9,623,164

19.7.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Total of loans and financing	4,383,504	3,043,121	9,623,164	8,053,530
Mortgage guarantees	642,951	724,589	1,366,114	1,584,501
Related to FINEM-BNDES	421,048	490,835	928,322	1,134,809
Related to FNE-BNB	106,402	108,192	322,291	324,130
Related to tax incentives and other	115,501	125,562	115,501	125,562
Statutory lien on assets purchased with financing	51,063	36,046	53,098	38,454
Related to FINEM-BNDES	5,332	7,168	7,367	9,489
Related to FINAME-BNDES	-	-	-	87
Related to leasing	45,731	28,866	45,731	28,866
Related to tax incentives and other	-	12	-	12

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse gases. The value of these guarantees on June 30, 2012, totaled R$77,684 (R$79,893 as of December 31, 2011).

The wholly-owned subsidiary Sadia is guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The total of guarantee as of June 30, 2012, amounted to R$475,144 (R$509,550 as of December 31, 2011).

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Explanatory Notes

(in thousands of Brazilian Reais)

On June 30, 2012, the Company contracted bank guarantees in the amount of R$869,176 (R$646,462 as of December 31, 2011). The variation occurred during the period is related to bank guarantees offered mainly in litigation involving the Company´s use of tax credits, as well as new bank guarantees contracted to replace the ones that were written-off due to the execution of TCD. These guarantees have an average cost of 1.02% p.a. (1.10% p.a. as of December 31, 2011).

19.8.    Commitments

In the normal course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, where the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these quarterly financial information and are set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	06.30.12	06.30.12
2012	331,463	538,945
2013	265,989	414,277
2014	244,790	365,649
2015	224,534	344,393
2016 onwards	680,270	1,353,809
	1,747,046	3,017,073

The Company entered into agreements denominated “built to suit” in which office facilities will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rents, according to each contract.

The estimated schedule of future payments related to these agreements is set forth below:

BR GAAP and IFRS
Parent company and
Consolidated
06.30.12
2012	6,422
2013	17,173
2014	17,173
2015	17,173
2016 onwards	113,790
171,731

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Explanatory Notes

(in thousands of Brazilian Reais)

20.  TRADE ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Domestic Suppliers
Third parties	1,225,523	1,184,004	2,446,507	2,335,113
Related parties	71,999	30,932	4,674	5,930
	1,297,522	1,214,936	2,451,181	2,341,043
Foreign Suppliers
Third parties	45,052	53,592	321,267	340,300
Related parties	2,358	2,168	-	-
	47,410	55,760	321,267	340,300
	1,344,932	1,270,696	2,772,448	2,681,343

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 38 days.

The information on accounts payable to related parties is presented in note 29 and in the consolidated financial information refer to transactions with the affiliated UP!.

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Explanatory Notes

(in thousands of Brazilian Reais)

21.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.11	06.30.11	12.31.11
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	9,441	21,045	9,441	21,045
Currency option contracts	-	267	-	267
Fixed exchange rate contracts	873	-	873	-
Exchange rate contracts (Swap)	-	1,048	-	1,048
	10,314	22,360	10,314	22,360
Liabilities
Non-deliverable forward (NDF)	(185,086)	(107,828)	(185,086)	(107,828)
Currency option contracts	-	(1,575)	-	(1,575)
Fixed exchange rate contracts	(184)	-	(184)	-
Exchange rate contracts (Swap)	(122,860)	(69,835)	(176,068)	(112,590)
	(308,130)	(179,238)	(361,338)	(221,993)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	-	-	-	515
Live cattle forward contracts	116	29	116	29
Live cattle option contracts	914	551	914	551
Live cattle future contracts	40	4	40	4
	1,070	584	1,070	1,099
Liabilities
Non-deliverable forward (NDF)	-	-	(1,789)	(47)
Live cattle option contracts	(68)	(203)	(68)	(203)
Exchange rate contracts (Swap)	(5,851)	(48,158)	(5,851)	(48,158)
Dollar future contracts	(8,290)	(292)	(8,290)	(292)
	(14,209)	(48,653)	(15,998)	(48,700)
Current assets	11,384	22,944	11,384	23,459
Current liabilities	(322,339)	(227,891)	(377,336)	(270,693)

The collateral given in the transactions presented above are disclosed in note 8.

22.  LEASES

The Company is lessee in several contracts, which can be classified as operating or finance lease.

22.1.   Operating lease

The minimum future payments of irrevocable operating lease, for each of the following years, are presented below:

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	06.30.12	06.30.12
2012	43,483	55,556
2013	72,127	84,170
2014	57,759	69,396
2015	35,233	45,486
2016 onwards	94,933	153,558
	303,535	408,166

The payments of operating lease agreements recognized as expense in the current period amounted to R$25,440 (R$24,276 as of June 30, 2011) at the parent company and R$58,385 in the consolidated on June 30, 2012 (R$111,415 as of June 30, 2011).

22.2.   Financial lease

The Company contracts finance leases for acquisitions mainly of machinery, equipment, vehicles and software.

During the first semester of 2012, the Company contracted several finance leasing transactions in order to renew its cars fleet. As a consequence, the Company recorded a financial debt of R$26,043 at the parent company and R$51,367 in its consolidated financial information.

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company
	Average annual interest rate % (*)	06.30.12	12.31.11
Cost
Machinery and equipment		15,320	20,537
Software		22,108	-
Vehicles		58,403	32,641
		95,831	53,178
Accumulated depreciation
Machinery and equipment	25.26	(10,240)	(12,792)
Software	20.00	(2,246)	-
Vehicles	14.29	(4,502)	(1,379)
		(16,988)	(14,171)
		78,843	39,007

 (*) The period of depreciation of leased assets corresponds to the lesser of the term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Average annual interest rate % (*)	06.30.12	12.31.11
Cost
Machinery and equipment		19,783	24,999
Software		22,108	-
Vehicles		102,608	51,498
		144,499	76,497

Accumulated depreciation
Machinery and equipment	26.07	(14,162)	(15,992)
Software	20.00	(2,246)	-
Vehicles	14.31	(8,027)	(2,094)
		(24,435)	(18,086)
		120,064	58,411

(*) The period of depreciation of leased assets corresponds to the lesser of the term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

The future minimum payments required are segregated as follows, and were recorded as current and non-current liabilities:

	BR GAAP and IFRS
	Parent Company
	06.30.12
	Present value of minimum payments	Interest	Minimum future payments
2012	19,153	1,271	20,424
2013	32,261	2,193	34,454
2014	10,730	544	11,274
2015	5,230	186	5,416
2016 onwards	4,406	69	4,475
	71,780	4,263	76,043

	BR GAAP and IFRS
	Consolidated
	06.30.12
	Present value of minimum payments	Interest	Minimum future payments
2012	31,348	2,330	33,678
2013	53,038	4,135	57,173
2014	12,695	741	13,436
2015	5,230	186	5,416
2016 onwards	4,406	69	4,475
	106,717	7,461	114,178

The terms used in contracts for both modalities, with respect to renewal, adjustment and option to purchase, are according to market practices. In addition, there are no clauses or contingent payments relating to restrictions on dividends, interest payments on equity or additional debt funding.

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Explanatory Notes

(in thousands of Brazilian Reais)

23.  SHARE BASED PAYMENT

The rules for the stock options plan granted to executives, were disclosed in the annual financial statements for the year ended December 31, 2011 (note 23) and have not changed during this period.

The breakdown of the outstanding granted options is presented as follow:

Date			Quantity		Price of converted share		Share price
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Granting date	Updated IPCA	at 06.30.12
09/27/07 (*)	09/27/10	09/27/12	1,329,980	425,600	37.70	49.02	30.39
05/03/10	2/5/2011	2/5/2015	1,540,011	1,264,267	23.44	26.36	30.39
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	25.92	30.39
05/02/11	05/01/12	05/01/16	2,463,525	2,428,125	30.85	32.57	30.39
05/02/12	05/01/13	05/01/17	3,708,071	3,681,033	34.95	35.10	30.39
			9,078,487	7,835,925

(*) Sadia’s stock options plan converted to BRF

The rollforward of the outstanding granted options for the six-month period ended June 30, 2012, is presented as follows:

BR GAAP and IFRS
Consolidated
Quantity outstanding options as of December 31, 2011	4,277,946
Issued	3,708,071
Exercised	(31,933)
Canceled
Grant of 2007	(61,180)
Grant of 2010	(15,941)
Grant of 2011	(14,000)
Grant of 2012	(27,038)
Quantity outstanding options as of June 30, 2012	7,835,925

The weighted average strike prices of the outstanding options is R$33.62 (thirty three Brazilian Reais and sixty two cents), and the weighted average of the remaining contractual term is 48 months. As of June 30, 2012, all of the outstanding options granted on September 27, 2007, corresponding to 425,600 options, are exercisable.

The Company presented in shareholders’ equity the fair value of the options in the amount of R$31,165 (R$22,430 as of December 31, 2011). In the statement of income for the six-month period ended June 30, 2012 the amount recognized as expense was R$8,735 (expense of R$4,823 as of June 30, 2011).

During the six-month period ended June 30, 2012, the Company’s executives exercised  31,933 shares, with an average price of R$25.90 (twenty five Brazilian Reais and ninety cents) totaling R$827. In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$21.63 (twenty one Brazilian Reais and sixty three cents), recording a gain in the amount of R$136 as

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Explanatory Notes

(in thousands of Brazilian Reais)

capital reserve.

The fair value of the stock options was measured using the Black-Scholes pricing model, as disclosed in the annual financial statements for the year ended December 31, 2011 (note 23) and has not changed during the six-month period ended June 30, 2012.

24.  SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees. The characteristics of the supplementary retirement plans, as well as the other employee benefits offered by the Company, were disclosed in the annual financial statements for the year ended December 31, 2011 (note 24) and has not changed during this period.

The actuarial liabilities and the related effects in the statement of income are presented below:

	BR GAAP and IFRS
	Consolidated
	Liabilities		Statement of income
	06.30.12	12.31.11	06.30.12	06.30.11
Retirement supplementary plan - BFPP (1)	-	-	(7,197)	(6,034)
Retirement supplementary plan - FAF (2)	-	-	24,930	25,926
Medical assistance	91,569	85,156	(6,443)	(4,685)
Penalty F.G.T.S. (3)	114,553	113,393	(8,954)	(12,910)
Reward for working time	33,555	33,107	(2,403)	(4,790)
Other	35,725	34,389	(2,269)	(1,801)
	275,402	266,045	(2,336)	(4,294)

(1) BFPP – Brasil Foods Pension Plan

(2) FAF – Attilio Francisco Xavier Fontana Foundation

(3) F.G.T.S. – Government Severance Indemnity Fund for employees, guarantee fund for length of service

25.  PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings is determined by the Company’s Management, based on legal advice and reasonably reflect the estimated and probable losses.

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Explanatory Notes

(in thousands of Brazilian Reais)

In case the Company is involved in judicial proceedings for which the amount is not known or cannot be reasonably estimated, but the probability of losses is probable, the related amount will not be recorded, however, its nature will be disclosed.

The Company’s Management believes that the provisions for tax, civil and labor contingencies, accounted for according to CVM Deliberation No. 594/09, is sufficient to cover eventual losses related to its legal proceedings, as presented below.

25.1.    Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Transfers (1)	Payments	Price index update	06.30.12
Tax	128,513	10,651	(3,422)	(25,112)	(2,581)	4,804	112,853
Labor	53,555	39,485	(3,926)	-	(45,905)	2,662	45,871
Civil, commercial and other	26,372	4,651	(1,396)	-	(4,434)	1,429	26,622
	208,440	54,787	(8,744)	(25,112)	(52,920)	8,895	185,346

Current	68,550						46,166
Non-current	139,890						139,180

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	Transfers (1)	Payments	Price index update	06.30.12
Tax	231,623	14,073	(10,328)	(25,112)	(8,120)	9,876	212,012
Labor	105,162	74,156	(7,808)	-	(77,298)	5,841	100,053
Civil, commercial and other	45,174	6,905	(1,810)	-	(7,009)	2,737	45,997
Contingent liabilities	571,741	-	(9,374)	-	-	-	562,367
	953,700	95,134	(29,320)	(25,112)	(92,427)	18,454	920,429

Current	118,466						82,393
Non-current	835,234						838,036

(1)     During the six-month period ended June 30, 2012, the Company, for better presentation of the amounts related to tax contingencies, considered some reclassifications of items that were not under litigation from tax provisions to other obligations, as well as certain lawyers’ fees.

25.2.    Contingencies classified as a risk of possible loss

The Company has other contingencies of labor and social security, civil and tax nature, which expected loss evaluated by management and supported by legal advice is classified as possible, and therefore no provision has been recognized. Tax lawsuits totaled R$5,606,625 (R$5,295,018 as of December 31, 2011), from which R$556,368 (R$565,909 as of December 31, 2011) were recorded at the estimated fair value resulting from business combinations with Sadia, as determined by paragraph 23 of CVM Deliberation No. 580/09, presented in the table of item 25.1. The main natures of these contingencies are properly disclosed in the annual financial statements for the period ended December 31, 2011 (note 25.2).

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Explanatory Notes

(in thousands of Brazilian Reais)

26.  SHAREHOLDERS’ EQUITY

26.1.    Capital stock

On June 30, 2012 and December 31, 2011, the capital subscribed and paid by the Company was R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three Brazilian Reais and thirty six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendments to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

26.2.    Interest on capital

On December 15, 2011, was approved by the Board of the Company, the remuneration of the shareholders in the amount of R$ 0.39080857 per share, net of the treasury shares amount. The amount of R$ 339,790 was paid on February 15, 2012.

26.3. Breakdown of capital stock by nature

	BR GAAP and IFRS
	Consolidated
	06.30.12	12.31.11
Common shares	872,473,246	872,473,246
Treasury shares	(2,987,509)	(3,019,442)
Outstanding shares	869,485,737	869,453,804

26.4. Rollforward of outstanding shares

	BR GAAP and IFRS
	Consolidated
	Quantity outstanding of shares
	06.30.12	12.31.11
Shares at the beggining of the period	869,453,804	871,692,074
Purchase of share (treasury)	-	(2,630,100)
Sale of shares (share based payment)	31,933	391,830
Shares at the end of the period	869,485,737	869,453,804

26.5.    Treasury shares

The Company has 2,987,509 shares in treasury, with an average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share, with a market value corresponding to R$90,790. The decrease of the numbers of shares is due to the exercise of the options of the executives of the Company.

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Explanatory Notes

(in thousands of Brazilian Reais)

27.  GOVERNMENT GRANTS

27.1 Grants related to income through tax benefits

As of June 30, 2012, the amount related to grants for investment in the Company totaled R$70,044 from which R$39,143 (R$49,144 as of December 31, 2011), are accounted for as a reserve for tax incentives in the shareholders’ equity. The remaining amount of R$ 30,901 was utilized by the wholly-owned subsidiary Sadia to offset the accumulated losses, not composing, therefore, the reserve for tax incentives, according to the current tax legislation.

28. EARNING PER SHARE

	06.30.12	12.31.11
Basic numerator
Net income for the period attributable to BRF shareholders	159,586	881,386

Basic denominator
Shares of common stock	872,473,246	872,473,246
Weighted average number of outstanding shares basic (except treasury shares)	869,469,377	871,621,328
Net earnings (loss) per share - basic - R$	0.18354	1.01120

Diluted numerator
Net income for the period attributable to BRF shareholders	159,586	881,386

Diluted denominator
Weighted average number of outstanding shares - basic (except treasuryshares)	869,469,377	871,621,328
Number of potential shares (stock options)	216,220	3,381
Weighted average number of outstanding shares - diluted	869,685,597	871,624,709
Net earnings per share - diluted - R$	0.18350	1.01120

On June 30, 2012, from the total of 7,835,925 outstanding options granted to the Company’s executives, 6,534,758 (2,928,905 as of December 31, 2011) were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the period and, therefore, the effect was anti-dilutive. The variation in the stock options granted refers to the increase in the number of employees eligible to the plan to 258 as of June 30, 2012 (55 as of December 31, 2011).

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Explanatory Notes

(in thousands of Brazilian Reais)

29.  RELATED PARTIES – PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, as well as, loans agreed on normal market conditions for similar transactions.

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Explanatory Notes

(in thousands of Brazilian Reais)

29.1.    Transactions and balances

The balances of the assets and liabilities are demonstrated below:

		Balance sheet
	06.30.12	12.31.11
Accounts receivable
UP! Alimentos Ltda.	295	2,935
Perdigão Europe Ltd.	223,164	161,869
Perdigão International Ltd.	616,236	247,000
Sadia	267,190	41,905
Sadia Alimentos	777	-
Heloísa	10	311
	1,107,672	454,020

Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
	5	5

Loan contracts
Perdigão Trading S.A.	(663)	(632)
Perdigão International Ltd.	(3,280)	(1,815)
Highline International Ltd.	(3,686)	(3,421)
Sino dos Alpes Alimentos Ltda.	(5,174)	-
Sadia	(459,425)	-
Establecimiento Levino Zaccardi y Cia. S.A.	4,708	4,372
	(467,520)	(1,496)

Trade accounts payable
Sino dos Alpes Alimentos Ltda.	85	85
UP! Alimentos Ltda.	4,672	5,930
Perdigão International Ltd.	2,326	2,168
Sadia	64,477	22,847
Sadia Alimentos	32	-
Heloísa	2,765	2,070
	74,357	33,100

Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
Sadia	377,712	377,712
Heloísa	64,000	52,000
	441,812	429,812

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Explanatory Notes

(in thousands of Brazilian Reais)

Other rights and obligations
BFF International	971	971
Avex	825	-
UP! Alimentos Ltda.	1,589	-
Perdigão Trading S.A.	410	410
Establecimiento Levino Zaccardi y Cia S.A.	2,035	1,181
Sadia	27	34
Heloísa	-	1,079
Perdigão International Ltd. (*)	(2,601,279)	(1,763,378)
VIP S.A. Empreendimentos e Participações Imobiliárias	-	(3)
Avipal Centro Oeste S.A.	(38)	(38)
	(2,595,460)	(1,759,744)
(*) The amount corresponds to advances for export pre-payment

	Statement of income
	06.30.12	06.30.11
Revenue
UP! Alimentos Ltda.	1,607	2,175
Perdigão Europe Ltd.	326,801	289,160
Perdigão International Ltd.	1,621,124	1,266,741
Sadia	707,022	193,075
	2,656,554	1,751,151

Financial income, net
Perdigão Trading S.A.	(38)	(34)
Perdigão International Ltd.	(37,790)	(20,951)
	(37,828)	(20,985)

	Purchases of the period
	06.30.12	06.30.11
UP! Alimentos Ltda.	(65,379)	(47,001)
Establecimiento Levino Zaccardi y Cia. S.A.	(2,933)	(4,659)
Sadia	(334,706)	(107,821)
Heloísa	(19,064)	-
	(422,082)	(159,481)

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. which is a joint venture.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On June 30, 2012, the total receivable is R$7,059 (R$6,634 as of December 31, 2011), being interest bearing at 12% p.a..

The wholly-owned subsidiary Sadia granted a loan to Instituto Sadia de Sustentabilidade in the amount of R$9,000, being interest bearing at 12% p.a..

The Company entered into loan agreements with its subsidiaries. Below is a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of these quarterly financial information:

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Explanatory Notes

(in thousands of Brazilian Reais)

Counterparty		Balance
Creditor	Debtor	06.30.12	Interest rate
BFF International Ltd.	Perdigão International Ltd.	868,293	8.0% p.a.
BFF International Ltd.	Wellax Food Comércio	590,578	8.0% p.a.
Crossban Holdings GmbH	Sadia GmbH	20,639	3.0% p.a.
Crossban Holdings GmbH	Plusfood Holland B.V.	96,684	3.0% p.a.
Plusfood Holland B.V.	Plusfood Groep B.V.	74,182	3.0% p.a.
Plusfood Groep B.V.	Plusfood Wrexam	15,195	3.0% p.a.
Plusfood Groep B.V.	Plusfood B.V.	58,766	3.0% p.a.
Sadia GmbH	BRF Foods LLC	29,914	7.0% p.a.
Sadia International Ltd.	Wellax Food Comércio	119,016	LIBOR
Sadia Overseas Ltd.	Wellax Food Comércio	506,979	7.0% p.a.
Wellax Food Comércio	Sadia GmbH	18,232	1.0% p.a.
Wellax Food Comércio	Qualy B.V.	15,841	EURIBOR a.t. + 0.10%
Sadia S.A.	BRF - Brasil Foods S.A.	459,425	Pre CDI of 8.0% p.a.
Sino dos Alpes Alimentos Ltda.	BRF - Brasil Foods S.A.	5,174	Pre CDI of 8.0% p.a.

29.2.    Other related parties

The Company entered into an operating lease agreement with FAF and for the six-month period ended June 30, 2012 the amount of rent paid was R$5,225 (R$5,634 as of June 30, 2011). The amount of rent is set using market rates.

29.3.    Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

29.4.    Management remuneration

The key management personnel includes the directors and officers, members of the executive committee and the head of internal audit. On June 30, 2012, there were 26 professionals (27 professionals as of December 31, 2011) at the parent company and in the consolidated.

The total remuneration and benefits paid to these professionals are demonstrated below:

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Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
		Consolidated
	06.30.12	06.30.11
Salary and profit sharing	25,061	24,827
Short term benefits of employees (a)	683	726
Post-employment benefits	60	86
Termination benefits	318	305
Stock-based payment	3,638	1,532
	29,760	27,476
(a) Includes medical plan, educational expenses and others.

The value of the profit sharing in the results paid to each officer in any period is related mainly to the net income of the Company and to the assessment of the performance of the officer during the fiscal year by the Board of Directors.

The alternate members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend. The members of the Board of Directors and Fiscal Council have no employment connection with the Company and do not provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

30.  NET SALES

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	06.30.12	06.30.11	06.30.12	06.30.11
Gross sales
Domestic sales	3,346,986	2,973,614	7,130,362	6,706,806
Foreign sales	2,330,921	2,142,707	5,310,599	5,056,351
Dairy products	1,520,995	1,506,589	1,589,693	1,499,202
Food service	324,729	223,451	802,031	760,677
	7,523,631	6,846,361	14,832,685	14,023,036
Sales deductions
Domestic sales	(545,557)	(556,169)	(1,183,171)	(1,239,585)
Foreign sales	(216)	(324)	(132,177)	(122,536)
Dairy products	(233,625)	(229,515)	(241,991)	(228,144)
Food service	(41,989)	(33,721)	(96,097)	(117,929)
	(821,387)	(819,729)	(1,653,436)	(1,708,194)
Net sales
Domestic sales	2,801,429	2,417,445	5,947,191	5,467,221
Foreign sales	2,330,705	2,142,383	5,178,422	4,933,815
Dairy products	1,287,370	1,277,074	1,347,702	1,271,058
Food service	282,740	189,730	705,934	642,748
	6,702,244	6,026,632	13,179,249	12,314,842

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Explanatory Notes

(in thousands of Brazilian Reais)

31.  RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures on internal research and development of new products, recognized when incurred in the statement of income. The total expenditure on research and development for the six-month period ended June 30, 2012, is R$12,126 at the parent company and R$15,255 in the consolidated (R$8,381 at the parent company and R$11,353 in the consolidated as of June 30, 2011).

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Explanatory Notes

(in thousands of Brazilian Reais)

32.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	06.30.12	06.30.11	06.30.12	06.30.11
Salaries and social charges	656,962	555,223	1,367,034	1,172,712
Social security cost	178,472	152,882	356,701	309,733
Government severance indemnity fund for
employees, guarantee fund for length of service	50,135	42,979	98,956	85,538
Medical assistance and outpacient care	19,401	15,403	55,767	47,899
Retirement supplementary plan	4,426	3,815	7,197	6,034
Employees profit sharing (a)	(40,684)	53,033	18,935	110,540
Other benefits	132,012	115,387	267,241	238,600
Provision for contingencies	30,315	17,355	60,352	34,383
	1,031,039	956,077	2,232,183	2,005,439

(a) The credit balance for the six-month period ended June 30, 2012 refers to the reversal of the provision for the employees profit sharing for the fiscal year of 2011 net of R$11,139 of expenses from the current period.

(a) The credit balance for the six-month period ended June 30, 2012 refers to the reversal of the provision for the employees profit sharing for the fiscal year of 2011 net of R$11,139 of expenses from the current period.

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Explanatory Notes

(in thousands of Brazilian Reais)

33.  OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	06.30.12	06.30.11	06.30.12	06.30.11
Income
Net income from the disposal of property, plant and equipment	-	-	-	43,644
Net income from the disposal of investments	-	80	-	80
Insurance indemnity	2,633	9,878	12,974	13,563
Employees benefits	-	-	24,930	25,926
Recovery of expenses	4,764	9,605	5,633	69,436
Provision reversal (a)	58,122	-	29,333	-
Scrap sales	-	-	-	4,746
Net result of the transfer of the plant of Carambeí (b)	64,817	-	64,817	-
Other	894	359	11,860	6,539
	131,230	19,922	149,547	163,934
Expenses
Loss from the disposal of property, plant and equipment	(11,611)	(3,164)	(13,127)	-
Idleness costs	(29,042)	(23,409)	(56,191)	(51,033)
Insurance claims costs	(12,422)	(11,110)	(23,953)	(14,583)
Employees profit sharing	(11,139)	(53,033)	(18,935)	(105,950)
Stock options plan	(8,735)	(4,823)	(8,735)	(4,823)
Management profit sharing	(1,922)	(5,539)	(1,922)	(9,735)
Contractual agreements	-	-	-	(9,489)
Other employees benefits	(8,850)	(10,116)	(20,069)	(24,186)
Provision for tax and labor risks	(5,644)	(52,137)	(10,561)	(62,242)
Provision for civil risks	(2,267)	-	(5,462)	(628)
Result in the execution of TCD (b)	(101,583)	-	(69,339)	-
Other operating expenses	(5,557)	(7,326)	(21,433)	(20,875)
	(198,772)	(170,657)	(249,727)	(303,544)
	(67,542)	(150,735)	(100,180)	(139,610)

(a)	Of the amount disclosed, R$ 51,822, refers to the reversal of provisions for employee participation in income in 2011, net of R$ 11,139 related expense for the current period.
(b)	Note 1.2.

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Explanatory Notes

(in thousands of Brazilian Reais)

34.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	06.30.12	06.30.11	06.30.12	06.30.11
Financial income
Interest on marketable securities	3,588	11,984	6,828	21,327
Exchange rate variation on marketable securities	8,278	881	15,187	1,615
Interests on other assets	20,597	19,314	23,463	26,260
Exchange rate variation on other assets	51,919	2,758	93,998	7,517
Interests on financial assets classified as:	15,619	32,067	44,387	67,547
Available for sale	-	-	7,309	24,730
Held for trading	15,619	32,067	27,902	32,520
Held to maturity	-	-	9,176	10,297
Gains from derivative transactions	16,262	6,142	11,013	6,142
Interest income on loans to related parties	400	365	2,052	-
Gains from the translation of foreign investments	-	-	363,646	-
Adjustment to present value	-	5,080	-	5,075
Exchange rate variation on loans and financing	-	58,433	-	111,101
Exchange rate variation on other liabilities	47,411	11,991	80,819	60,782
Financial income from the acquisition of raw materials	-	-	148	-
Other	692	-	17,227	23,060
	164,766	149,015	658,768	330,426
Financial expenses
Interest on loans and financing	(88,534)	(72,356)	(229,284)	(224,177)
Exchange rate variation on loans and financing	(33,599)	(3,463)	(76,211)	(3,544)
Interest on liabilities	(13,205)	(7,576)	(31,575)	(6,161)
Exchange rate variation on others liabilities	(226,500)	(1,917)	(382,065)	(6,361)
Financial expenses from the acquisition of raw materials	(3,016)	(7,685)	-	(7,685)
Losses from derivative transaction	(17,159)	(29,165)	(12,959)	(33,056)
Losses from the translation of foreing investments	-	-	(242,433)	(38,437)
Interest expenses on loans to related parties	(37,828)	(20,983)	-	-
Adjustment to present value	(2,053)	(1,939)	(5,146)	(1,939)
Exchange rate variation on marketable securities	(697)	(6,070)	(5,376)	(79,730)
Exchange rate variation on other assets	(1,314)	(7,643)	(13,979)	(8,382)
Other	(4,902)	(5,077)	(22,180)	(28,413)
	(428,807)	(163,874)	(1,021,208)	(437,885)
	(264,041)	(14,859)	(362,440)	(107,459)

122

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

35.  STATEMENT OF INCOME BY NATURE

The Company has opted to disclose its statement of income by function and thus presents below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	06.30.12	06.30.11	06.30.12	06.30.11
Costs of sales
Costs of goods	4,203,333	3,636,928	7,356,847	6,675,580
Depreciation	199,445	162,690	420,215	387,005
Amortization	755	434	5,148	28,653
Salaries and employees benefits	779,821	672,776	1,608,765	1,384,026
Other	452,632	387,150	955,635	733,180
	5,635,986	4,859,978	10,346,610	9,208,444
Sales expenses
Depreciation	9,920	7,306	16,246	11,153
Amortization	102	46	621	178
Salaries and employees benefits	207,473	171,683	476,679	416,872
Other	584,750	527,202	1,520,873	1,316,075
	802,245	706,237	2,014,419	1,744,278
Administrative expenses
Depreciation	1,258	1,160	3,443	1,472
Amortization	11,337	2,639	16,909	5,099
Salaries and employees benefits	84,429	58,585	127,804	94,001
Fees	11,112	8,543	11,362	15,122
Other	(6,274)	41,746	20,707	70,436
	101,862	112,673	180,225	186,130
Other operating expense
Depreciation	13,866	11,727	14,538	11,733
Other	184,906	158,930	235,189	291,811
	198,772	170,657	249,727	303,544

123

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

36.  INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover certain claims, considering the nature of its activity.

		06.30.12
		Not reviewed
Assets covered	Coverage	Insured amounts	Amount of coverage
Inventories and property, plant and equipments	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss ofprofit and other	24,765,360	2,055,786
Garantee	Judicial, traditional and customer garantees	159,196	159,196
National transport	Road risk and civil liability of cargo carrier	16,819,993	304,707
International transport	Transport risk during imports and exports	8,869,402	127,358
General civil liability for directors and officers	Third party complaints	29,272,373	984,167
Credit	Customer default	292,514	278,007

124

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

37.  NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments set forth below, applicable to the following accounting periods, were published by IASB and apply to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 1 – Presentation of Items of Others Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to net income (for example: realization of the deemed cost) and items that can be further reclassified to net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its consolidated financial statements.

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

125

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Explanatory Notes

(in thousands of Brazilian Reais)

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impact of adopting this standard and any differences from IAS 39 in its consolidated financial statements.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of financial statements of the Consolidated Financial Statement when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its consolidated financial statements.

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly- controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

126

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Explanatory Notes

(in thousands of Brazilian Reais)

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

127

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

38.  APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information was approved and its disclosure authorized by the Board of Directors on August 13, 2012.

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Paulo Assunção de Souza

Member	Allan Simões Toledo
Independent Member	Décio da Silva
Independent Member	José Carlos Reis de Magalhães Neto
Board Member	Luis Carlos Fernandes Afonso
Independent Member	Luiz Fernando Furlan
Independent Member	Manoel Cordeiro Silva Filho
Independent Member	Pedro de Andrade Faria
Independent Member	Walter Fontana Filho

FISCAL COUNCIL / AUDIT COMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Member	Decio Magno Andrade Stochiero
Member	Susana Hanna Stiphan Jabra

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Local Market	José Eduardo Cabral Mauro
Vice President of Dairy Operations	Fábio Medeiros M. da Silva
Vice President of Food Service	Ely David Mizrahi
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controller – CRC 1SP219369/O-4

Renata Bandeira Gomes do Nascimento

Accountant – CRC 1SP 215231/O-3

128

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BREAKDOWN OF THE CAPITAL BY OWNER

The shareholding position of the largest shareholders, management, members of the Board of Directors and Audit Committee of the Company is presented below (not reviewed):

	06.30.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Main shareholders
Caixa de Previd. dos Func. Do Banco do Brasil (1)	107,922,318	12.37	111,364,918	12.77
Fundação Petrobrás de Seguridade Social - Petros (1)	89,500,982	10.26	89,866,382	10.30
Fundação Sistel de Seguridade Social (1)	11,726,232	1.34	11,725,832	1.34
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	14,759,090	1.69	23,629,690	2.71
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	3,474,904	0.40
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	-	-
Management
Board of directors	9,721,600	1.11	9,721,600	1.11
Executives	155,687	0.02	100,932	0.01
Treasury shares	2,987,509	0.34	3,019,442	0.35
Other	517,459,473	59.32	549,581,056	62.99
	872,473,246	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below (not reviewed):

	06.30.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	107,922,318	12.37	111,364,918	12.76
Fundação Petrobrás de Seguridade Social - Petros (1)	89,500,982	10.26	89,866,382	10.30
Fundação Sistel de Seguridade Social (1)	11,726,232	1.34	11,725,832	1.34
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	14,759,090	1.69	23,629,690	2.71
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	3,474,904	0.41
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	-	-
	342,148,977	39.21	310,050,216	35.54
Other	530,324,269	60.79	562,423,030	64.46
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.
(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

129

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

The Shareholders and Officers

BRF – Brasil Foods S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF – Brasil Foods S.A. (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended June 30, 2012, which comprise the balance sheet as at June 30, 2012 and the related statements  of income, comprehensive income for the three and six months then ended, and changes in equity and cash flow for the six-month periods then ended, including other explanatory information.

Management is responsible for the preparation of individual interim financial information in accordance with Accounting Pronouncement CPC 21 - Demonstração Intermediária (“CPC 21”) and the consolidated interim financial information in accordance with CPC 21 and with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

130

(A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Information)

ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2012, prepared under the responsibility of Company management, the presentation of which in the interim information is required by the rules issued by the Brazilian Securities and Exchange Commission applicable to preparation of Quarterly Information, and considered as supplementary information under the IFRS, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall individual and consolidated interim financial information.

Audit of individual and consolidated balance sheet as of December 31 2011 and review of individual and consolidated interim statements  of income, comprehensive income, changes in equity, cash flow and value added for the same periods of prior year

The consolidated balance sheet as of December 31, 2011 and  the interim individual and consolidated statements of income and comprehensive income for the three and six-months period ended June 30,2011, and changes in equity, cash flows, and value added for the six-month period ended June 30, 2011, presented for comparison purposes, were audited and reviewed, respectively, by other independent auditors, who issued an unqualified opinion thereon dated March 22, 2012, and an unqualified review report thereon dated August 11, 2011.

São Paulo, August 13, 2012.

Ernst & Young Terco Auditores Independentes S.S.

CRC-SC-000048/F-0

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3 S-SC

131

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF – Brasil Foods S.A., in fulfilling its statutory and legal duties, reviewed:

(i)	the conclusion issued by Ernst & Young Terco Auditores Independentes;

(ii)	the Management Report; and

(iii)	the quarterly financial information (parent company and consolidated) for the six-month period ended June 30, 2012.

Based on the documents reviewed and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the financial information identified above.

São Paulo, August 13, 2012.

Attílio Guaspari

Chairman and Financial Expert

Decio Magno Andrade Stochiero

Committee Member

Susana Hanna Stiphan Jabra

Committee Member

132

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ITR – Quarterly Information – June 30, 2012 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTERLY FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF – Foods Brasil S.A., states:

(i)	reviewed, discussed and agreed with the Company's quarterly financial statement for the six-month period ended on June 30, 2012; and

(ii)

reviewed, discussed and agreed with conclusions expressed in the review report issued by Ernst & Young Terco Auditores Independentes for the Company's quarterly financial information for the three month period  ended on June 30, 2012.

São Paulo, August 13, 2012.

José Antônio do Prado Fay

Chief Executive Officer

Leopoldo Viriato Saboya

Vice President of Finance, Administration and Investor Relations

Nelson Vas Hacklauer

Vice President of Strategy and M&A

Gilberto Antônio Orsato

Vice President of Human Resources

Nilvo Mittanck

Vice President of Operations and Technology

Antônio Augusto de Toni

Vice President of Foreign Market

José Eduardo Cabral Mauro

Vice President of Local Market

Fábio Medeiros Martins da Silva

Vice President of Dairy Operations

Ely David Mizrahi

Vice President of Food Service

Luiz Henrique Lissoni

Vice President of Supply Chain

Wilson Newton de Mello Neto

Vice President of Corporate Affairs

133

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 15, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director